SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Interim Consolidated Report as of June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: August 31, 2020

Eni

Interim Consolidated Report as of June 30, 2020

Mission

We are an energy company.

We concretely support a just energy transition,

with the objective of preserving our planet

and promoting an efficient and sustainable access to energy for all.

Our work is based on passion and innovation,

on our unique strengths and skills, on the equal dignity of each person, recognizing diversity as a key value for human development,

on the responsibility, integrity and transparency of our actions.

We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

The new mission represents more explicitly the Eni’s path to face the global challenges, contributing to achieve the SDGs determined by the UN in order to clearly address the actions to be implemented by all the involved players.

THE SUSTAINABLE DEVELOPMENT GOALS

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Interim Consolidated Report as of June 30, 2020

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook”, regarding capital expenditure, development and management of oil and gas resources, dividends, share buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemia disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com

Interim Consolidated Report

4	Highlights
7	Key operating and financial results
Operating review
9	Exploration & Production
11	Gas & Power
14	Refining & Marketing and Chemicals
Financial review and other information
17	Financial review
37	Risk factors and uncertainties
37	Impact of COVID-19 pandemic
60	Outlook
62	Other information

Condensed consolidated interim financial statements

64	Financial statements
70	Notes to the condensed consolidated interim financial statements

119	Management’s certification
120	Report of Independent Auditors

Annex

122	List of companies owned by Eni SpA as of June 30, 2020
147	Changes in the scope of consolidation for the first half of 2020

4	HIGHLIGHTS

Highlights

| Financial performance

Results were negatively and materially affected by the combined impact of the ongoing economic recession due to the COVID-19 effects on production, international commerce and travel, with a major impact on energy demand, and by oil and gas oversupplies.

•	Adjusted operating result: adjusted operating profit of €0.87 billion in the first half 2020 (down by 81% compared to the first half of 2019). Net of scenario effects of -€3.6 billion and the negative impacts associated with COVID-19 of €0.5 billion[1], the underlying performance was positive for €0.3 billion. Adjusted net loss at €0.66 billion (profit of €1.55 billion in the first half of 2019), driven by a lower operating profit and an increased Group tax rate that was negatively affected by the depressed scenario.

•	Net result: the Group reported a net loss of €7.34 billion, due to the recognition of pre-tax impairment losses at non-current assets for €3.4 billion mainly relating to oil&gas assets and refinery plants, due to a revised outlook for oil and natural gas prices and product margins, equaling to a post-tax amount of €3.6 billion that includes the write-off of deferred tax assets. Net result was also affected by a post-tax loss on stock of €1 billion due to the alignment of the book value of inventories to current market prices.

•	Adjusted net cash before changes in working capital at replacement cost: €3.26 billion in the first half 2020, down by 52% vs. the first half 2019 driven by negative scenario effects for -€3.5 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€0.6 billion, a non-cash change in fair valued derivatives for -€0.3 billion, while the underlying performance was a positive of €0.8 billion.

•	Net cash from operations: approximately €2.4 billion in the first half, down by 64%.

•	Net investments: €2.86 billion, down by 24% due to the curtailment of the capex plan adopted since March 2020, fully funded by the adjusted cash flow.

•	Net borrowings: €19.97 billion (€14.33 billion when excluding lease liabilities), up by €2.85 billion from December 31, 2019.

•	Leverage: 0.37, before the effect of IFRS 16, higher than the ratio at December 31, 2019 (0.24) and at March 31, 2020 (0.28). Including IFRS 16, leverage was 0.51; or 0.46 excluding the share of lease liabilities attributable to E&P joint operators.

•	Updated the remuneration policy in response to the changed energy outlook: from 2020 it is instated an annual dividend composed of a floor amount currently set at €0.36 per share when the annual Brent scenario is at least 45 $/barrel, and a variable component which will increase when the Brent price is higher than 45 $/barrel. The floor dividend will be reviewed every year depending on the results of the Company’s growth strategy. The floor dividend will be paid in 2020 notwithstanding today’s forecast of an annual average Brent price of 40 $/barrel: one third of the amount will be paid in September as interim dividend.

|  Eni response to COVID-19 crisis

In response to COVID-19 crisis, Eni reviewed the industrial plan 2020-2021:

•	Capex cuts of approximately €2.6 billion for 2020, approximately 35% lower than the initial capital budget; the new capex guidance for 2020 is €5.2 billion. Anticipated reductions of €2.4 billion in 2021, i.e. 30% lower than original plans. Capex revisions almost fully focused in the E&P segment.

1 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

HIGHLIGHTS	5

•	Expected production of 1.71–1.76 million boe/d in 2020 including OPEC+ cuts, in line with the earlier guidance, due to capex curtailments in response to the COVID-19 crisis, a lower global gas demand also impacted by the pandemic effects and finally extension of force majeure in Libya for the full year 2020.

•	Implemented widespread initiatives to save approximately €1.4 billion of expenses in 2020; reductions of the same amount expected in 2021.

•	At management’s assumption of an average Brent price of 40 $/bbl for the full year 2020, expected adjusted net cash before changes in working capital at replacement cost of €6.5 billion will enable the Company to fund the expected capex for 2020. Compared to the initial guidance of €11.5 billion at a Brent price of 60 $/bbl, the shortfall is attributable to lower Brent prices (for a total effect of -€4.5 billion) and COVID-19 impact (approximately -€1.7 billion), partly offset by opex savings and positive performance equal to €1.2 billion. Estimated a change in the cash flow of +/- €170 million per each dollar-variation in the Brent scenario vs. the Company’s forecast for 2020.

•	2020 EBIT adjusted mid-downstream (G&P, R&M with pro-forma ADNOC and Versalis): €0.8 billion.

•	Liquidity reserve: at June 30, 2020, the Company can count on a liquidity reserve of approximately €17.7 billion, consisting of cash of €6.5 billion, €6 billion of readily disposable securities, €0.5 billion of short-term financing receivables and €4.7 billion of undrawn committed borrowing facilities.

| Operating performance

•	Hydrocarbon production: 1.74 million boe/d, down by 5.1% compared to the first half 2019. Net of price effects, the decline was due to COVID-19 effects and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. The positive performance reported in Nigeria, Kazakhstan and Mexico and the additions due to the purchase of mineral interests in 2019 in Norway, more than offset the lower volumes in Libya driven by an anticipated contractual trigger, geopolitical instability and lower entitlements/spending.

•	Started up oil production at the Agogo field, in Block 15/06 offshore Angola, just nine months after the discovery, thanks to the synergies with the Ngoma FPSO vessel operating the West Hub fields.

•	Completed a “fast track” project for exporting volumes of associated gas produced in Block 403 in Algeria, paving the way for the synergic development of the gas fields in the North Berkine leases.

•	Portfolio developments:

-	awarded the operatorship of Block 28 (Eni’s interest 60%) in the Namibe and Benguela basins offshore Angola;

-	awarded to the JV Vår Energi 17 new exploration licenses (7 of which operated) in the three main basins of the Norwegian continental shelf.

•	Exploration success:

-	the estimate of oil in place was confirmed to 1 billion barrels at the Agogo discovery in Block 15/06, offshore Angola, following the successful outcome of a second appraisal well;

-	made an oil discovery in the Saasken exploration prospect in Block 10, offshore Mexico. Estimated 200-300 million barrels of oil in place;

-	made a gas and condensate discovery in the exploration prospect Mahani-1, onshore the Sharjah Emirate (UAE), in the Concession B area, just one year after signing the concession agreement;

-	made a gas discovery in the license of North El Hammad, in the Bashrush prospect in the Nile Delta, located near Nooros and Baltim South West fields;

-	oil discovery in the SWM-A-6X exploration prospect, in South West Meleiha concession, in the Western Desert of Egypt. Production from South West Meleiha concession, started up in July 2019, in just one year ramped up to 12,000 boe/d leveraging on the contribution of new discoveries;

6	HIGHLIGHTS

-	the estimate of gas and condensate potential was increased to 200-250 billion cubic meters of gas in place and 400-500 million of barrels of condensate at the Ken Bau discovery in Block 114, offshore Vietnam.

•	Acquired a 20% interest in Tate s.r.l., a start-up operating in the activation and management of the electricity and gas contracts through digital solutions.

•	Eni gas e luce and OVO launched a strategic partnership to deliver a digital service in France to raise customer awareness for a responsible use of energy and access to zero-emission technologies. Leveraging on this initiative, Eni gas e luce strengthened its position as energy advisor in the retail business and contributes to Eni’s energy transition.

•	Increased its customer base by 135,000 delivery points from the end of 2019 (up by 1.4%) due to the development of activities in Italy and in other markets in Europe, notwithstanding the pandemic impact.

•	Achieved stable run rates at the Gela bio-refinery with throughputs 58% higher than the budget. The HVO spread was increased due to higher biofuel demand in the main European countries (Germany, France) to comply with mandatory targets of biofuels to be sold on the market.

•	Restarted and upgraded the Crescentino plant for the production of a bioethanol disinfectant from corn glucose syrup, based on the formulation provided by the WHO (World Health Organization) and utilized as a medical device; restarted the biomass power plant for renewable electricity generation. R&D activities currently focused on developing a production process of bio-plastics from second-generation saccharose.

•	In July, Versalis finalized the acquisition of a 40% interest in Finproject, a company engaged in the high-performance polymers segment, increasing exposure to products more resilient to the volatility of the chemical scenario.

•	Signed an agreement with COREPLA (National Consortium for the Collection, Recycling and Recovery of Plastic Packaging) to develop effective solutions to valorize utilized plastics applying Eni’s expertise in the fields of gasification and chemical recycling by means of pyrolysis.

| Energy Solutions, decarbonization and circular economy

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.24 confirming Eni’s commitment to awareness and dissemination of the safety culture; down by 14% compared to the same period of 2019. In the first half of 2020, there were zero fatalities.

•	Expansion program for renewable energy generation capacity: as of June 30, 2020, installed capacity amounted to 251 MW (up by 77 MW compared to December 31, 2019).

•	Closed the acquisition of a 49% stake in Falck Renewables that is operating five photovoltaic plants in the US (for a total installed capacity of 116 MW), including storage capacity, with the aim of developing joint projects in this market.

•	Acquired from Asja Ambiente three wind projects for a total capacity of 35.2 MW, which are expected to produce approximately 81 GWh/y, avoiding around 33,400 tonnes of CO2 emissions per year. The three plants, currently under construction, are the first wind project to be launched by Eni in Italy.

•	Started in July the photovoltaic plant at Volpiano (total capacity of 18 MW), with an expected production of 27 GWh/y, avoiding 370,000 tonnes of CO2 emissions over the service life of the plant.

•	Direct GHG emissions (Scope 1): 18.86 million tCO2 eq. down by 2 million tCO2 eq. or by 9.6% from the first half of 2019, leveraging on the contribution of all business segments.

•	Emissions from combustion and process were down in all business segments to 14.55 million of tCO2 eq. (down by 11.2%), mainly driven by the higher planned standstills at refineries and chemical plants, in some circumstances prolonged due to COVID-19 emergency, the temporary shutdown of the E&P production activities in Libya, lower power production and volumes of natural gas transported.

HIGHLIGHTS	7

•	Emissions from flaring in the E&P segment were substantially unchanged from the first half of 2019, in line with the target of zero flaring by 2025.

•	Emissions from methane fugitive were down by 36.1% from the first half of 2019, benefitting from monitoring campaigns and maintenance programs in the upstream segment.

•	Oil spills due to operations: down by 53% from the first half of 2019, leveraging the technical measures adopted by Eni and mainly addressed to the E&P segment.

•	Water reinjection in the E&P segment: decreased from the first half of 2019 (down by 11.5%), due to the production shutdown in Congo and Libya, as well as certain issues at the reinjection system following the restart of Zatchi and Loango fields in Congo and the lack of reinjection at the Ebocha field in Nigeria.

KEY OPERATING AND FINANCIAL RESULTS

		First Half
		2020	2019
Sales from operations	(€ million)	22,030	36,980
Operating profit (loss)		(3,775)	4,749
Adjusted operating profit (loss) (a)		873	4,633
Adjusted net profit (loss) (a)(b)		(655)	1,554
per share (c)	(€)	(0.18)	0.43
per ADR (c)(d)	($)	(0.40)	0.97
Net profit (loss) (b)		(7,335)	1,516
per share (c)	(€)	(2.05)	0.42
per ADR (c)(d)	($)	(4.52)	0.95
Comprehensive income (b)	(€ million)	(7,533)	1,440
Net cash flow from operating activities	(€ million)	2,378	6,612
Net cash from operations at replacement cost(a)		3,258	6,800
Capital expenditure		2,568	4,236
of which: exploration		247	313
hydrocarbons development		1,740	2,957
Total assets at period end		115,085	124,883
Shareholders' equity including non-controlling interests at period end		38,839	51,006
Net borrowings at period end after lease liability ex IFRS 16		19,971	13,591
Net borrowings at period end before lease liability ex IFRS 16		14,329	7,869
Net capital employed at period end		58,810	64,597
of which: Exploration & Production		50,083	54,490
Gas & Power		2,344	2,883
Refining & Marketing and Chemicals		8,966	7,946
Leverage before lease liability ex IFRS 16	(%)	37	15
Leverage after lease liability ex IFRS 16		51	27
Gearing		34	21
Coverage		(7.2)	8.6
Current ratio		1.2	1.3
Debt coverage		11.9	48.6
Share price at period end	(€)	8.49	14.61
Weighted average number of shares outstanding	(million)	3,575.4	3,603.6
Market capitalization (e)	(€ billion)	30.9	52.6

(a) Non-GAAP measure.
(b) Attributable to Eni’s shareholders.
(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.
(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(e) Number of outstanding shares by reference price at period end.

8	HIGHLIGHTS

		First Half
		2020	2019
Employees at period end	(number)	32,177	32,011
of which: women		7,728	7,498
outside Italy		10,459	10,876
Female managers	(%)	26.0	25.4
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.24	0.28
employees		0.17	0.15
contractors		0.28	0.34
Fatality index	(fatal injuries per one hundred million of worked hours)	0.00	1.21
Oil spills due to operations	(barrels)	322	681
Direct GHG emissions (Scope 1)	(mmtonnes CO2eq)	18.86	20.86
of which: CO2 equivalent from combustion and process		14.55	16.38
CO2 equivalent from flaring		3.10	3.09
CO2 equivalent from venting		0.98	1.03
CO2 equivalent from methane fugitive emissions		0.23	0.36
R&D expenditure	(€ million)	78	80
EXPLORATION & PRODUCTION
Employees at period end	(number)	11,588	11,834
Hydrocarbon production (a)	(kboe/d)	1,744	1,837
liquids	(kbbl/d)	873	877
natural gas	(mmcf/d)	4,711	5,194
Average hydrocarbons realizations (a)	($/boe)	27.50	45.00
Produced water re-injected	(%)	54	61
Direct GHG emissions	(mmtonnes CO2eq)	10.74	11.79
GHG emissions/100% operated hydrocarbon gross production(a)	(tonnes CO2eq./kboe)	20.99	20.94
Community investment	(€ million)	39.5	32.6
GAS & POWER
Employees at period end	(number)	3,097	2,996
Worldwide gas sales	(bcm)	30.67	39.13
of which: Italy		18.10	20.46
outside Italy		12.57	18.67
Electricity sold	(TWh)	18.27	19.39
Direct GHG emissions	(mmtonnes CO2eq)	4.98	5.25
REFINING & MARKETING AND CHEMICALS
Employees at period end	(number)	11,187	11,162
Refinery throughputs on own account	(mmtonnes)	11.37	10.98
Retail sales of refined products in Europe		2.96	4.05
Average throughput of service stations in Europe	(kliters)	621	862
Production of petrochemical products	(ktonnes)	3,498	3,965
Sales of petrochemical products		1,903	2,158
Average chemical plant utilization rate	(%)	59	67
Direct GHG emissions	(mmtonnes CO2eq)	3.14	3.82
SOx emissions (sulphur oxide)	(ktonnes SO2eq)	1.54	1.92

(a) Includes Eni's share in joint ventures and equity-accounted entities.

OPERATING REVIEW | EXPLORATION & PRODUCTION     9

Operating review

EXPLORATION & PRODUCTION

PRODUCTION AND PRICES

		First half
		2020	2019	Change	% Ch.
Production
Liquids	(kbbl/d)	873	877	(4)	(0.5)
Natural gas	(mmcf/d)	4,711	5,194	(483)	(9.5)
Hydrocarbons	(kboe/d)	1,744	1,837	(93)	(5.1)
Average realizations
Liquids	($/bbl)	33.49	60.70	(27.21)	(44.8)
Natural gas	($/kcf)	3.84	5.26	(1.42)	(27.0)
Hydrocarbons	($/boe)	27.50	45.00	(17.50)	(38.9)

In the first half of 2020, oil and natural gas production averaged 1,744 kboe/d, down by 5% from the first half of 2019. Net of price effects, the decline was due to COVID-19 effects and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. The positive performance reported in Nigeria, Kazakhstan and Mexico and the additions due to the purchase of mineral interests in 2019 in Norway, more than offset the lower volumes in Libya driven by an anticipated contractual trigger, geopolitical instability and lower entitlements/spending.

Liquids production (873 kbbl/d) was almost unchanged from the first half of 2019. Production growth in Kazakhstan and production ramp-up in Mexico, were offset by lower production in Libya and mature field declines.

Natural gas production (4,711 mmcf/d) decreased by 483 mmcf/d, or 10% compared to the first half of 2019. Lower production in Libya and the impact of lower natural gas demand in certain areas (mainly in Egypt), as well as LNG demand were partly offset by the growth in Nigeria and Kazakhstan.

Oil and gas production sold amounted to 286 mmboe. The 31 mmboe difference over production (317 mmboe) mainly reflected volumes consumed in operations (21.5 mmboe), changes in inventory levels and other changes.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

In the first half of 2020, Eni performed its operations in 42 countries. As of June 30, 2020, Eni’s mineral right portfolio consisted of 879 exclusive or shared properties for exploration and development activities for a total acreage of 359,562 square kilometers net to Eni (357,854 square kilometers net to Eni as of December 31, 2019). In the first half of 2020, changes in total net acreage mainly derived from: (i) entry in Albania and acquisition of new leases mainly in Oman, Indonesia and Norway for a total acreage of approximately 13,150 square kilometers; (ii) the relinquishment of licenses mainly in Myanmar, Indonesia and Pakistan for a total acreage of approximately 11,800 square kilometers; (iii) net acreage increase also due to interest changes mainly in Myanmar and Australia for a total acreage of 2,200 square kilometers; and (iv) net acreage decrease mainly in Algeria, Cyprus and Egypt for a total acreage of 1,850 square kilometers.

In the first half of 2020, a total of 19 new exploratory wells were drilled (9.5 being Eni’s share), as compared to 19 exploratory wells drilled in the first half of 2019 (10.1 being Eni’s share).

10      OPERATING REVIEW | EXPLORATION & PRODUCTION

PRODUCTION OF OIL AND NATURAL GAS BY REGION
		First half
		2020	2019
Production of oil and natural gas (a)(b)	(kboe/d)	1,744	1,837
Italy		108	127
Rest of Europe		247	158
North Africa		252	381
Egypt		281	341
Sub-Saharan Africa		376	381
Kazakhstan		170	134
Rest of Asia		181	180
Americas		112	107
Australia and Oceania		17	28
Production sold (a)	(mmboe)	286	302

PRODUCTION OF LIQUIDS BY REGION
		First half
		2020	2019
Production of liquids	(kbbl/d)	873	877
Italy		47	54
Rest of Europe		144	94
North Africa		117	170
Egypt		66	72
Sub-Saharan Africa		232	259
Kazakhstan		115	86
Rest of Asia		91	82
Americas		61	58
Australia and Oceania			2

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2020	2019
Production of natural gas	(mmcf/d)	4,711	5,194
Italy		329	395
Rest of Europe		559	346
North Africa		733	1,144
Egypt		1,160	1,456
Sub-Saharan Africa		781	660
Kazakhstan		297	261
Rest of Asia		489	532
Americas		274	261
Australia and Oceania		89	139

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (118 and 119 kboe/d in the first half of 2020 and 2019, respectively).

OPERATING REVIEW | GAS & POWER       11

GAS & POWER

Supply of natural gas

In the first half of 2020, Eni’s consolidated subsidiaries supplied 29.49 bcm of natural gas, with a decrease of 8.30 bcm or 22% from the first half of 2019.

Gas volumes supplied outside Italy from consolidated subsidiaries (26.53 bcm), imported in Italy or sold outside Italy, represented approximately 90% of total supplies, with a decrease of 8.38 bcm or down by 24% from the first half of 2019 mainly reflecting lower volumes purchased in Russia (down by 2.82 bcm), Algeria (down by 1.90 bcm), and the Netherlands (down by 1.12 bcm) partially offset by higher purchases in Norway (up by 0.11 bcm). Supplies in Italy (2.96 bcm) slightly increased by 2.8% from the first half of 2019.

	First half
(bcm)	2020	2019	Change	% Ch.
Italy	2.96	2.88	0.08	2.8
Russia	10.47	13.29	(2.82)	(21.2)
Algeria (including LNG)	1.83	3.73	(1.90)	(50.9)
Libya	2.37	2.90	(0.53)	(18.3)
Netherlands	0.64	1.76	(1.12)	(63.6)
Norway	3.63	3.52	0.11	3.1
United Kingdom	0.88	0.90	(0.02)	(2.2)
Indonesia (LNG)	0.56	0.88	(0.32)	(36.4)
Qatar (LNG)	1.33	1.50	(0.17)	(11.3)
Other supplies of natural gas	3.27	5.00	(1.73)	(34.6)
Other supplies of LNG	1.55	1.43	0.12	8.4
OUTSIDE ITALY	26.53	34.91	(8.38)	(24.0)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	29.49	37.79	(8.30)	(22.0)
Offtake from (input to) storage	0.04	0.15	(0.11)	(73.3)
Network losses, measurement differences and other changes	(0.02)	(0.12)	0.10	83.3
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	29.51	37.82	(8.31)	(22.0)
Available for sale by Eni's affiliates	1.16	1.31	(0.15)	(11.5)
TOTAL AVAILABLE FOR SALE	30.67	39.13	(8.46)	(21.6)

SALES

		First half
		2020	2019	Change	% Ch.
PSV	(€/kcm)	98	200	(102)	(51.0)
TTF		80	167	(87)	(52.1)
Natural gas sales	(bcm)
Italy		18.10	20.46	(2.36)	(11.5)
Rest of Europe		10.70	13.97	(3.27)	(23.4)
of which: Importers in Italy		1.94	2.12	(0.18)	(8.5)
European markets		8.76	11.85	(3.09)	(26.1)
Rest of World		1.87	4.70	(2.83)	(60.2)
Worldwide gas sales		30.67	39.13	(8.46)	(21.6)
of which: LNG sales		4.50	4.90	(0.40)	(8.2)
Power sales	(TWh)	18.27	19.39	(1.12)	(5.8)

12     OPERATING REVIEW | GAS & POWER

In the first half of 2020, natural gas sales were 30.67 bcm, down by 21.6% from the first half of 2019, due to weaker seasonal sales and the impact of an ongoing economic downturn driven by the lockdown measures adopted in Italy, Europe and Extra European Countries to contain the spread of COVID-19.

Sales in Italy were down by 11.5% to 18.10 bcm, mainly due to lower sales marketed in all segments, mainly to hub, wholesalers, industrial and thermoelectric segments. Sales in European markets (8.76 bcm) decreased by 26.1% as result of the challenging demand backdrop also following lower gas nominations made by Botas in Turkey and optimization initiatives in Germany.

Power sales were 18.27 TWh in the first half of 2020 and decreased by 5.8% mainly as result of lower volumes marketed to the free market due to an economic slowdown in connection with lockdown measures adopted to contain the COVID-19, partly offset by higher volumes sold to the Italian power exchange.

		First half
	(bcm)	2020	2019	Change	%Ch.
ITALY		18.10	20.46	(2.36)	(11.5)
Wholesalers		3.89	4.48	(0.59)	(13.2)
Italian exchange for gas and spot markets		5.40	6.15	(0.75)	(12.2)
Industries		2.26	2.62	(0.36)	(13.7)
Small and medium-sized enterprises and services		0.41	0.49	(0.08)	(16.3)
Power generation		0.74	1.05	(0.31)	(29.5)
Residential		2.43	2.62	(0.19)	(7.3)
Own consumption		2.97	3.05	(0.08)	(2.6)
INTERNATIONAL SALES		12.57	18.67	(6.10)	(32.7)
Rest of Europe		10.70	13.97	(3.27)	(23.4)
Importers in Italy		1.94	2.12	(0.18)	(8.5)
European markets:		8.76	11.85	(3.09)	(26.1)
Iberian Peninsula		1.83	2.21	(0.38)	(17.2)
Germany/Austria		0.12	0.84	(0.72)	(85.7)
Benelux		1.60	1.79	(0.19)	(10.6)
UK		0.87	0.90	(0.03)	(3.3)
Turkey		1.68	3.04	(1.36)	(44.7)
France		2.30	2.55	(0.25)	(9.8)
Other		0.36	0.52	(0.16)	(30.8)
Extra European markets		1.87	4.70	(2.83)	(60.2)
WORLDWIDE GAS SALES		30.67	39.13	(8.46)	(21.6)

		First half
	(bcm)	2020	2019	Change	%Ch.
Total sales of subsidiaries		29.51	37.76	(8.25)	(21.8)
Italy (including own consumption)		18.10	20.46	(2.36)	(11.5)
Rest of Europe		10.03	13.23	(3.20)	(24.2)
Outside Europe		1.38	4.07	(2.69)	(66.1)
Total sales of Eni's affiliates (net to Eni)		1.16	1.37	(0.21)	(15.3)
Rest of Europe		0.67	0.74	(0.07)	(9.5)
Outside Europe		0.49	0.63	(0.14)	(22.2)
WORLDWIDE GAS SALES		30.67	39.13	(8.46)	(21.6)

OPERATING REVIEW | GAS & POWER     13

LNG SALES

		First half
	(bcm)	2020	2019	Change	%Ch.
Europe		2.6	2.8	(0.2)	(7.1)
Outside Europe		1.9	2.1	(0.2)	(9.5)
TOTAL LNG SALES		4.5	4.9	(0.4)	(8.2)

LNG sales (4.5 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Nigeria, Indonesia and Oman and mainly marketed in Europe, China, Pakistan and Taiwan.

14     OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS

REFINING & MARKETING AND CHEMICALS

		First half
		2020	2019	Change	% Ch.
Standard Eni Refining Margin (SERM)	($/bbl)	2.9	3.6	(0.7)	(19.4)
Throughputs in Italy	(mmtonnes)	7.21	10.19	(2.98)	(29.2)
Throughputs in the rest of Europe		1.05	0.79	0.26	32.9
Throughputs in the Middle East (ADNOC Refining 20%)		3.11	0.00	3.11
Total throughputs		11.37	10.98	0.39	3.6
Average refineries utilization rate	(%)	67	87	(20)
Bio throughputs	(ktonnes)	376	100	276	..
Marketing
Retail sales in Europe	mmtonnes	2.96	4.05	(1.09)	(26.9)
Retail market share in Italy	(%)	23.6	23.7	(0.1)
Wholesale sales in Europe	(mmtonnes)	3.83	4.83	(1.00)	(20.7)
Chemicals
Sales of petrochemical products	(mmtonnes)	1.90	2.16	(0.26)	(11.8)
Average plant utilization rate	(%)	59	67	(8)

REFINING & MARKETING

In the first half of 2020, Eni’s Standard Refining Margin – SERM – reported non-remunerative values (2.9 $/barrel, down by 19% from the first half of 2019) due to shrinking crack spreads of leading products (mainly gasoline and gasoil) due to a challenged demand backdrop with consumption levels severely hit by the pandemic. This trend was exacerbated by the start of an uptrend in the cost of the oil feedstock since the implementation of the production cuts resolved by the OPEC+ agreement. Furthermore, the reduction of Ural crude supplies drove its strong appreciation compared to light-sweet crudes, such as the Brent (-0.9 $/barrel the average half year discount of the Ural crude vs. the Brent crude), resulting in a sharp decrease of conversion margins. This was an uncommon occurrence, which highlights the relevance of market dislocations.

Eni refining throughputs on own account were 8.26 mmtonnes, down by 25% from the first half of 2019, when excluding to allow a like-for-like comparison, the effect of the acquisition of a 20% interest in ADNOC Refining effective August 1, 2019. The reduced performance was due to sharply lower refinery utilization rates reflecting a challenged demand backdrop as a result of pandemic-induced lockdown measures and storage saturation. Decreased by 20 percentage points the average plant utilization rate (67%).

Bio throughputs were 376 ktonnes, significantly higher than the same period of 2019, due to the start-up of the Gela bio-refinery in August 2019 and lower standstills at the Venice plant.

		First half
	(mmtonnes)	2020	2019	Change	%Ch.
Retail		2.01	2.86	(0.85)	(29.7)
Wholesale		2.67	3.67	(1.00)	(27.2)
Petrochemicals		0.30	0.42	(0.12)	(28.6)
Other sales		4.68	5.69	(1.01)	(17.8)
Sales in Italy		9.66	12.64	(2.98)	(23.6)
Retail rest of Europe		0.95	1.19	(0.24)	(20.2)
Wholesale rest of Europe		1.16	1.16
Wholesale outside Europe		0.23	0.23
Other sales		0.49	0.59	(0.10)	(16.9)
Sales outside Italy		2.83	3.17	(0.34)	(10.7)
TOTAL SALES OF REFINED PRODUCTS		12.49	15.81	(3.32)	(21.0)

OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS	15

In the first half of 2020, sales volumes of refined products (12.49 mmtonnes) were down by 3.32 mmtonnes or by 21% from the first half of 2019.

Retail sales in Italy were 2.01 mmtonnes declining in all the segments (down by 29.7%). The decline was due to sharply lower consumption due to lockdown measures, which negatively affected travel. Eni’s retail market share was 23.6% (23.7% in the first half of 2019).

As of June 30, 2020, Eni’s retail network in Italy consisted of 4,153 service stations, recording a decrease from June 30, 2019 (4,204 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (51 units).

Average throughput (621 kliters) slightly decreased by 241 kliters from the first half of 2019 (862 kliters).

Wholesale sales in Italy were 2.67 mmtonnes, down by 27.2% from the first half of 2019 mainly due to lower sales of jet fuel, following declining consumptions due to the lockdown to contain the spread of the COVID-19.

Supplies of feedstock to the petrochemical industry (0.30 mmtonnes) decreased by 28.6%.

Retail and wholesale sales in the rest of Europe of 2.11 mmtonnes were down by 10.2% from the first half of 2019 mainly as a result of lower volumes marketed in Spain, Austria, France and Switzerland, following the lower demand due to the lockdown, partly offset by higher sales in Germany due to the restart of the Vohburg plant.

Other sales in Italy and outside Italy were 5.17 mmtonnes, down by 17.7% from the first half of 2019.

Retail and wholesale sales of refined products		First half
	(mmtonnes)	2020	2019	Change	%Ch.
Italy		4.68	6.53	(1.85)	(28.3)
Retail sales		2.01	2.86	(0.85)	(29.7)
Gasoline		0.50	0.71	(0.21)	(29.6)
Gasoil		1.38	1.94	(0.56)	(28.9)
LPG		0.12	0.19	(0.07)	(36.8)
Others		0.01	0.02	(0.01)	(50.0)
Wholesale sales		2.67	3.67	(1.00)	(27.2)
Gasoil		1.41	1.62	(0.21)	(13.0)
Fuel Oil		0.01	0.03	(0.02)	(66.7)
LPG		0.09	0.10	(0.01)	(10.0)
Gasoline		0.13	0.22	(0.09)	(40.9)
Lubricants		0.04	0.04
Bunker		0.33	0.37	(0.04)	(10.8)
Jet Fuel		0.34	0.91	(0.57)	(62.6)
Others		0.32	0.38	(0.06)	(15.8)
Outside Italy (retail+wholesale)		2.33	2.57	(0.24)	(9.3)
Gasoline		0.52	0.62	(0.10)	(16.1)
Gasoil		1.30	1.41	(0.11)	(7.8)
Jet Fuel		0.06	0.13	(0.07)	(53.8)
Fuel Oil		0.07	0.04	0.03	75.0
Lubricants		0.04	0.04
LPG		0.24	0.24
Others		0.10	0.09	0.01	11.1
TOTAL RETAIL AND WHOLESALE SALES		7.01	9.10	(2.09)	(23.0)

16	OPERATING REVIEW | REFINING & MARKETING AND CHEMICALS

CHEMICALS

		First half
	(ktonnes)	2020	2019	Change	%Ch.
Intermediates		2,431	2,824	(393)	(13.9)
Polymers		1,067	1,141	(74)	(6.5)
Production		3,498	3,965	(467)	(11.8)
Consumption and losses		(1,790)	(2,012)	222	11.0
Purchases and change in inventories		195	205	(10)	(4.9)
TOTAL AVAILABILITY		1,903	2,158	(255)	(11.8)
Intermediates		1,023	1,231	(208)	(16.9)
Polymers		880	927	(47)	(5.1)
TOTAL SALES		1,903	2,158	(255)	(11.8)

Petrochemical production of 3,498 ktonnes decreased by 467 ktonnes (down by 11.8%) mainly in the intermediates business due to higher standstills at the Priolo, Brindisi and Dunkerque hubs following the the COVID-19 emergency, partly offset by lower downtimes at the Porto Marghera hub.

Petrochemical sales of 1,903 ktonnes decreased by 255 ktonnes (down by 11.8%). The reduction was reported mainly in the intermediate, elastomers and polyethylene product lines due to weaker demand at the main end-markets, particularly the automotive sector, as result of a global economic downturn following the lockdown measures to contain the spread of the COVID-19. These trends have been partly mitigated by higher sales volumes for styrenics due to brisk demand for certain sub-segments tied to the COVID-19 emergency, like packaging.

Petrochemical product margins reported a strong rebound in the intermediates and polyethylene segments driven by higher demand and lower availability of products imported from extra-European countries; other segments (styrenics and elastomers) reported margins in line y-o-y as result of a global economic downturn. In particular, the cracker margin reported a strong recovery in March and April when the oil market fell abruptly; nevertheless, this trend began reverting after the implementation of OPEC+ cuts, which supported the feedstock price.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	17

Financial review

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2020	2019	Change	% Ch.
Sales from operations		22,030	36,980	(14,950)	(40.4)
Other income and revenues		460	644	(184)	(28.6)
Operating expenses		(18,939)	(28,590)	9,651	33.8
Other operating income (expense)		(373)	30	(403)	..
Depreciation, depletion, amortization		(3,857)	(3,826)	(31)	(0.8)
Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net		(2,749)	(311)	(2,438)	..
Write-off of tangible and intangible assets		(347)	(178)	(169)	(94.9)
Operating profit (loss)		(3,775)	4,749	(8,524)	..
Finance income (expense)		(526)	(552)	26	4.7
Income (expense) from investments		(1,379)	146	(1,525)	..
Profit (loss) before income taxes		(5,680)	4,343	(10,023)	..
Income taxes		(1,652)	(2,823)	1,171	41.5
Net profit (loss)		(7,332)	1,520	(8,852)	..
attributable to:
- Eni's shareholders		(7,335)	1,516	(8,851)	..
- Non-controlling interest		3	4	(1)	(25.0)

Reported results

The collapse of the global energy demand and of hydrocarbon prices in the first half of 2020 due to the worldwide lockdown measure, which negatively affected economic activity and travel in response to the COVID-19 pandemic crisis, had negative and material effects on the Group results and net financial position at June 30, 2020. In the first half of 2020, net loss attributable to Eni’s shareholders was €7,335 million compared to the net profit of €1,516 million in the same period of 2019 due to an operating loss of €3,775 million (operating profit of €4,749 million in the first half of 2019). Net cash provided by operating activities decreased by over 60% to €2,378 million, while net borrowing excluding the IFRS 16 lease liabilities increased by €2,852 million. The management has promptly implemented widespread initiatives to strengthen liquidity and the robustness of the balance sheet by reviewing the Group 2020-2021 industrial plans. In particular capex has been cut by approximately €2.6 billion for 2020, approximately 35% lower than the initial capital budget, operating expenses are expected to be reduced by €1.4 billion on annual basis, with savings in all business units and the shareholders remuneration policy has been reviewed (for further information see related paragraph in the risk factors section).

Approximately 50% of the EBIT and 80% of the cash flow contraction were driven by a deteriorated scenario due as featured by a sharp decline both in the price of the Brent crude oil benchmark (down by 40%) and in the benchmark gas price at the Italian spot market “PSV” (down by 51%), leading to reduced equity production realization prices. In addition, the operating result was affected by the industrial and operational impacts associated with the COVID-19 emergency and impairment losses taken at non-current assets. In particular, the negative impacts associated with COVID-19 included lower hydrocarbon productions due to the capex cuts, reduced sales in all businesses due to the drop in demand for fuels, gas and power, lower offtakes at LNG supply contracts in Asia due to the lockdown and lower gas demand in certain markets.

Relating to the critical accounting estimates used in the preparation of consolidated financial statements, having considered the prospect of the COVID-19 pandemic having an enduring impact on the global economy and the energy scenario, management revised the Company’s outlook for hydrocarbons prices by reducing the long-term price of the Brent benchmark crude oil to 60 $ per barrel in real terms 2023, which represent the main driver in the Group’s capital allocation processes and to evaluate the recoverability of the book values of fixed assets.

18	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

The new vs long-term deck of the Brent crude at 60 $/barrel in 2023 real terms marks a significant decline compared to the previous assumption of 70 $/barrel utilized in the previous industrial plan which was included in the 2019 annual report accounting estimates. For the years 2021-2022, the Brent price is expected at 48 and 55 $/barrel respectively (compared to the previous assumptions of 55 and 70 $/barrel). Spot gas prices at the Italian hub (PSV) are expected at 5.5 $/mmBTU in 2023 compared to the previous assumption of 7.8 $/mmBTU). Following the new price assumptions and the review of the industrial plan in the short-to-medium term, management recorded impairment losses of €2.75 billion, of which €1.7 billion relating to oil&gas assets driven by a changed outlook for long-term hydrocarbons prices and lower expenditures and approximately €1 billion to refineries driven by the collapse of fuel consumption and lower margins. Finally the operating performance was affected by the impact of falling oil and product prices on inventories evaluation, which were aligned to their net realizable values at period end (resulting in an operating charge of €1.4 billion).

The economic crisis due to COVID-19 also negatively impacted results at equity-accounted JVs and associates. The Group incurred losses of €1,379 million at joint ventures and other industrial investments which were negatively affected by the same market and industrial trends as operated activities, as well as the impact of USD appreciation against all major currencies leading to the incurrence of exchange rate expenses, in addition to impairment losses of tangible assets and inventories valuation allowance.

In the first half 2020 the Group incurred income taxes despite a pre-tax loss of approximately €5.7 billion due to the economic crisis caused by the COVID-19 having an enduring impact on the hydrocarbons demand and the revision of the long-term prices and of future cash flows in Eni's activities.

The projections of lower, future taxable income against which offset deferred tax assets had two impacts: the recognition of tax charges due to a write-off of deferred tax assets (approximately €0.8 billion) and a reduced capacity to recognize deferred taxes on the losses of the period.

The following table shows the main scenario indicators reported in the first half of 2020:

	First Half
	2020	2019	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	39.73	66.01	(39.8)
Average EUR/USD exchange rate (b)	1.102	1.130	(2.5)
Average price of Brent dated crude oil in euro	36.05	58.42	(38.3)
Standard Eni Refining Margin (SERM) (c)	2.9	3.6	(19.4)
PSV (d)	98	200	(51.0)
TTF (d)	80	167	(52.1)

(a) Price per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In $/bbl FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

(d) €/kcm.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	19

Adjusted results and breakdown of special items

	First Half
(€ million)	2020	2019	Change	% Ch.
Operating profit (loss)	(3,775)	4,749	(8,524)	..
Exclusion of inventory holding (gains) losses	1,394	(346)
Exclusion of special items (a)	3,254	230
Adjusted operating profit (loss)	873	4,633	(3,760)	(81.2)
Breakdown by segment:
Exploration & Production	230	4,448	(4,218)	(94.8)
Gas & Power	649	378	271	71.7
Refining & Marketing and Chemicals	89	33	56	..
Corporate and other activities	(349)	(264)	(85)	(32.2)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	254	38	216

Net profit (loss) attributable to Eni's shareholders	(7,335)	1,516	(8,851)	..
Exclusion of inventory holding (gains) losses	991	(244)
Exclusion of special items (a)	5,689	282
Adjusted net profit (loss) attributable to Eni's shareholders	(655)	1,554	(2,209)	..

(a) For further information see table in the following page.

For better evaluate the main business trends, management prepares the adjusted results which exclude the extraordinary charges, above mentioned, relating mainly to non-current assets impairment losses, tax credits and inventory loss.

In the first half of 2020, the Group’s adjusted operating profit of €873 million was €3.76 billion lower than the first half 2019. Net of scenario effects of -€3.6 billion and the negative impacts associated with COVID-19 of €0.5 billion1, the underlying performance was positive for €0.3 billion. This result leverages on the positive performance of the refining business, thanks to higher margins and volumes of bio throughputs which benefitted from the start-up of the Gela bio-refinery in August 2019, as well as the better operating performance in the G&P business due to optimization initiatives at the gas and power asset portfolio against the backdrop of high price volatility, and the performance of the retail business.

The Group reported an adjusted net loss of €655 million due to a weaker operating performance and to lower results at equity-accounted JVs and associates due to a deteriorated macroeconomic backdrop as well as a significantly increased tax rate.

The deteriorated scenario due to COVID-19 had a negative and material impact on the Group's adjusted tax rate of the first half (see the reconciliation table on page 31). The main driver was a sharply higher tax rate recorded in the E&P segment. This was due to a reduced capacity to recognize deferred taxes on the losses of the period, due to the projections of lower expected taxable income against which offset the deferred tax assets, the higher share of pre-tax profit earned in E&P countries with higher rates of taxes (such as Egypt, the United Arab Emirates, Libya and Algeria) and to the higher incidence of non-taxable/non-recoverable expenses (costs related to licenses in exploration phase), as well as by a tax disoptimization relating to a non-deductible loss incurred at the reselling of the gas entitlements of a Libyan partner, which increased due widening differentials between oil-linked prices and spot prices in Europe. Furthermore, the Group’s tax rate was affected by the fact that in the mid-downstream segments the deferred tax assets accrued at losses of the period were determined at lower tax rate compared to the E&P.

1 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

20	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

	First Half
(€ million)	2020	2019
Special items of operating profit (loss)	3,254	230
Environmental charges	62	76
Impairment losses (impairment reversals), net	2,749	311
Net gains on disposal of assets	(4)	(23)
Risk provisions	87	6
Provisions for redundancy incentives	38	9
Commodity derivatives	112	(211)
Exchange rate differences and derivatives	(24)	47
Other	234	15
Net finance (income) expense	(2)	7
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	24	(47)
Net income (expense) from investments	1,341	27
of which:
- impairment/revaluation of equity investments	894
Income taxes	1,096	18
Total special items of net profit (loss)	5,689	282

The breakdown of special items of operating profit by segment (a net charge of €3,254 million in the first half) is the following:

•	E&P: net charges of €1,908 million related mainly to impairment losses recorded at oil and gas properties in production or under development (€1,681 million) following an impairment review of all oil&gas CGUs, driven by a downward revision to management’s expectations for crude oil prices in the long-term, which were reduced to 60 $/barrel and the associated curtailments of expenditures in the years 2020-2021 with the re-phasing of a number of projects, in order to preserve the cash generation. The main impairment losses were recorded at CGUs in Italy, the USA, Algeria, Turkmenistan and Congo. Other special items included: an allowance for doubtful accounts relating mainly to barrel-denominated receivables to align carrying value to current value (€134 million), risk provisions (€85 million);
•	G&P: net charges of €259 million included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (€210 million) and the reclassification to adjusted operating profit of the negative balance of €10 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables; charge given by the difference between the change in gas inventories accounted under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€52 million);
•	R&M and Chemicals: net charges of €1,021 million relating mainly to impairment losses at refineries (€994 million) driven by a reviewed outlook for refining margins due to lower expectation on products spreads and the appreciation of medium-sour crude oil compared to the light-sweet crude oil. Other special items relate to environmental charges (€61 million), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be eligible for the own use exemption (gain of €98 million).

Special items of investments included: (i) charges of €758 million relating to the Vår Energi JV, driven by impairment losses recorded at oil&gas assets due to a revised oil price outlook. A special charge was also recorded in connection with accrued currency translation differences at finance debt denominated in a currency other than the reporting currency for which the reimbursement cash outflows are expected to be matched by highly probable cash inflows from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (ii) a loss of €296 million relating to non-current assets impairment losses driven by a reviewed scenario of refining margins and the alignment of raw material and products inventories to their net realizable values at period end at ADNOC Refining; (iii) charges of €235 million relating to Saipem.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	21

| Analysis of profit and loss account items

Revenues

	First Half
(€ million)	2020	2019	Change	% Ch.
Exploration & Production	6,751	11,524	(4,773)	(41.4)
Gas & Power	6,703	10,525	(3,822)	(36.3)
Refining & Marketing and Chemicals	12,148	21,679	(9,531)	(44.0)
- Refining & Marketing	10,984	20,378	(9,394)	(46.1)
- Chemicals	1,555	2,141	(586)	(27.4)
- Consolidation adjustments	(391)	(840)
Corporate and other activities	754	766	(12)	(1.6)
Consolidation adjustments	(4,326)	(7,514)	3,188
Sales from operations	22,030	36,980	(14,950)	(40.4)
Other income and revenues	460	644	(184)	(28.6)
Total revenues	22,490	37,624	(15,134)	(40.2)

Total revenues amounted to €22,490 million. Eni’s sales from operations in the first half of 2020 (€22,030 million) decreased by 40% from the first half of 2019, reflecting the COVID-19 effect, in particular: decline in price of oil (the Brent crude oil benchmark down by 40%) and of gas in all geographies (in particular, the Italian spot market “PSV” down by 51%), lower sales of energy, fuels and chemical products, as well as lower production availability due to full enactment of lockdown measure in response to the pandemic emergency.

Finance income (expense)

	First Half
(€ million)	2020	2019	Change
Finance income (expense) related to net borrowings	(502)	(476)	(26)
- Finance expense on short and long-term debt	(322)	(378)	56
- Interest expense for lease liabilities	(183)	(190)	7
- Net interest due to banks	7	11	(4)
- Net income from financial activities held for trading	(7)	78	(85)
- Net income from receivables and securities for non-financing operating activities	3	3
Income (expense) on derivative financial instruments	(76)	(21)	(55)
- Derivatives on exchange rate	(28)	(3)	(25)
- Derivatives on interest rate	(48)	(18)	(30)
Exchange differences, net	20	70	(50)
Other finance income (expense)	(7)	(171)	164
- Net income from receivables and securities for financing operating activities	57	53	4
- Finance expense due to the passage of time (accretion discount)	(69)	(147)	78
- Other finance income (expense)	5	(77)	82
	(565)	(598)	33
Finance expense capitalized	39	46	(7)
	(526)	(552)	26

Net finance expense (€526 million) reduced by €26 million from the first half of 2019. The main drivers were: (i) a decrease of other finance expense (up by €82 million) reflecting the lower cost of debt, as well as the circumstance that in 2019 was reported the interest expense accrued on risk provisions, in particular in the E&P segment; (ii) the reduction of finance expense (up by €78 million) relating to the accretion discount of liabilities recognized at present value following lower discount rates. These positive changes were offset by the negative change in the fair value of exchange rate derivatives (down by €25 million), which changes are recognized in the income statement because such derivatives did not meet the formal criteria to be designed as hedges under IFRS 9, and by exchange rate derivatives (down by €50 million), whose net impact (down by €75 million) is due to the appreciation of the US dollar vs Euro.

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Net income (expense) from investments

	First Half
(€ million)	2020	2019	Change
Share of profit (loss) from equity-accounted investments	(1,404)	52	(1,456)
Dividends	72	89	(17)
Net gains (losses) on disposals		4	(4)
Other income (expense), net	(47)	1	(48)
	(1,379)	146	(1,525)

Net income from investments amounted to €1.379 million and related to:

-	a loss of €1,404 million recorded at the equity-accounted investments which were negatively affected by the deteriorated scenario as well as the impact of USD appreciation against all major currencies leading to the incurrence of exchange rate expenses, in addition to impairment losses of tangible assets and inventories valuation allowance;
-	dividends of €72 million paid by minor investments in certain entities which were designated at fair value through OCI under IFRS 9 except for dividends which are recorded through profit. These entities mainly comprised Nigeria LNG (€54 million) and Saudi European Petrochemical Co. (€16 million).

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	23

SUMMARIZED GROUP BALANCE SHEET 2

(€ million)	Jun. 30, 2020	Dec. 31, 2019	Change

Fixed assets
Property, plant and equipment	58,627	62,192	(3,565)
Right of use	5,285	5,349	(64)
Intangible assets	3,086	3,059	27
Inventories - Compulsory stock	892	1,371	(479)
Equity-accounted investments and other investments	8,320	9,964	(1,644)
Receivables and securities held for operating purposes	1,289	1,234	55
Net payables related to capital expenditure	(1,866)	(2,235)	369
	75,633	80,934	(5,301)
Net working capital
Inventories	4,158	4,734	(576)
Trade receivables	6,553	8,519	(1,966)
Trade payables	(7,943)	(10,480)	2,537
Net tax assets (liabilities)	(2,990)	(1,594)	(1,396)
Provisions	(13,738)	(14,106)	368
Other current assets and liabilities	(1,729)	(1,864)	135
	(15,689)	(14,791)	(898)
Provisions for employee post-retirements benefits	(1,152)	(1,136)	(16)
Assets held for sale including related liabilities	18	18
CAPITAL EMPLOYED, NET	58,810	65,025	(6,215)

Eni's shareholders equity	38,767	47,839	(9,072)
Non-controlling interest	72	61	11
Shareholders' equity	38,839	47,900	(9,061)
Net borrowings before lease liabilities ex IFRS 16	14,329	11,477	2,852
Lease liabilities	5,642	5,648	(6)
- of which Eni working interest	3,766	3,672	94
- of which Joint operators' working interest	1,876	1,976	(100)
Net borrowings post lease liabilities ex IFRS 16	19,971	17,125	2,846
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	58,810	65,025	(6,215)
Leverage	0.51	0.36	0.16
Gearing	0.34	0.26	0.08

As of June 30, 2020, fixed assets decreased by €5,301 million mainly due to: (i) the impairment losses and amortization and depletion of assets, partly offset by capex incurred in the period; (ii) the reduced item “Equity accounted investments and other investments” driven by losses incurred at equity-accounted entities (Vår Energi and ADNOC Refining); (iii) the write-down of compulsory stock following a decline in crude oil and product prices.

Net working capital (-€15,689 million) decreased by €898 million mainly driven by the lower value of oil and products inventories due to the alignment of the book value to market prices at the period-end (-€576 million), the write-off of deferred tax assets due to the deteriorated profitability outlook, as well as lower trade receivables, partly offset by lower trade liabilities (-€2,537 million) due to price effects.

Shareholders’ equity (€38,839 million) decreased by €9,061 million compared to December 31, 2019 mainly due to the net loss for the period (-€7,332 million), 2019 final dividend distribution (€1,536 million), as well as a negative change in the fair value of the cash flow hedge reserve (-€123 million) and foreign currency translation differences (-€164 million) reflecting the slight depreciation of the dollar vs. the euro as of June 30, 2020 vs. December 31, 2019.

2 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

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Net borrowings3 as of June 30, 2020 was €19,971 million increasing by €2,846 million from 2019. When excluding the lease liabilities, net borrowings were re-determined at €14,329 million increasing by €2,852 million.

Leverage4 – the ratio of net borrowings to total equity - was 0.51 at June 30, 2020. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for 5 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.37.

3 Details on net borrowings are furnished on page 33.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	25

SUMMARIZED GROUP CASH FLOW STATEMENT 5

	First Half
(€ million)	2020	2019	Change
Net profit (loss)	(7,332)	1,520	(8,852)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	8,305	4,284	4,021
- net gains on disposal of assets	(4)	(26)	22
- dividends, interests and taxes	1,966	3,183	(1,217)
Changes in working capital related to operations	688	(534)	1,222
Dividends received by equity investments	328	1,155	(827)
Taxes paid	(1,072)	(2,516)	1,444
Interests (paid) received	(501)	(454)	(47)
Net cash provided by operating activities	2,378	6,612	(4,234)
Capital expenditure	(2,568)	(4,236)	1,668
Investments	(264)	(51)	(213)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	21	38	(17)
Other cash flow related to capital expenditure, investments and disposals	(393)	41	(434)
Free cash flow	(826)	2,404	(3,230)
Borrowings (repayment) of debt related to financing activities	463	(122)	585
Changes in short and long-term financial debt	2,907	(663)	3,570
Repayment of lease liabilities	(462)	(397)	(65)
Dividends paid and changes in non-controlling interests and reserves	(1,537)	(1,525)	(12)
Effect of changes in consolidation, exchange differences and cash and cash equivalent	(12)	2	(14)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	533	(301)	834
Adjusted net cash before changes in working capital at replacement cost	3,258	6,800	(3,542)

	First Half
(€ million)	2020	2019	Change
Free cash flow	(826)	2,404	(3,230)
Repayment of lease liabilities	(462)	(397)	(65)
Net borrowings of acquired companies	(67)		(67)
Exchange differences on net borrowings and other changes	40	(62)	102
Dividends paid and changes in non-controlling interest and reserves	(1,537)	(1,525)	(12)
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(2,852)	420	(3,272)
IFRS 16 first application effect		(5,759)	5,759
Repayment of lease liabilities	462	397	65
New leases subscription of the period and other changes	(456)	(360)	(96)
Change in lease liabilities	6	(5,722)	5,728
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(2,846)	(5,302)	2,456

Net cash provided by operating activities in the first half of 2020 was €2,378 million, 64% lower than the same period of the previous year due to a deteriorated scenario and the circumstance that the 2019 amount included higher dividends paid by the JV Vår Energi (€1,047 million in the first half of 2019 vs. €190 million in the first half of 2020).

Changes in working capital in the first half of 2020 were positive for €688 million and reflected a lower amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2019 (-€0.8 billion) as well as a reduction in the book value of inventories due to the alignment to their net realizable values at period-end, following the worsening scenario.

Adjusted net cash before changes in working capital at replacement cost was €3,258 million declining by 52% from the same period of the previous year due to scenario effects of -€3.5 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€0.6 billion, a non-cash change in fair valued derivatives for -€0.3 billion, while the underlying performance was a positive of €0.8 billion.

5 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

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Group cash tax rate was 34% (32% in the first half of 2019).

Cash outflows for capital expenditure and investments were €2,832 million, including the acquisition of the Evolvere company and an interest in Falck Renewables. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.2 billion), net capital expenditures amounted to €2.86 billion.

In the first half of 2020 net capex were fully funded by the adjusted cash flow, thanks also to a 24% cut implemented by management following a review of the industrial plan 2020-2021 in response to the pandemic crisis.

	First Half
(€ million)	2020	2019
Net cash provided by operating activities	2,378	6,612
Changes in working capital related to operations	(688)	534
Exclusion of inventory holding (gains) losses	1,394	(346)
Net cash before changes in working capital at replacement cost	3,084	6,800
Provisions for extraordinary credit losses and other charges	174
Adjusted net cash before changes in working capital at replacement cost	3,258	6,800

Capital expenditure

	First Half
(€ million)	2020	2019	Change	% Ch.
Exploration & Production	2,018	3,662	(1,644)	(44.9)
- acquisition of proved and unproved properties		372	(372)	..
- exploration	247	313	(66)	(21.1)
- development	1,740	2,957	(1,217)	(41.2)
- other expenditure	31	20	11	55.0
Gas & Power	109	99	10	10.1
Refining & Marketing and Chemicals	377	417	(40)	(9.6)
- Refining & Marketing	274	379	(105)	(27.7)
- Chemicals	103	38	65	..
Corporate and other activities	71	64	7	10.9
Impact of unrealized intragroup profit elimination	(7)	(6)	(1)
Capital expenditure	2,568	4,236	(1,668)	(39.4)

In the first half of 2020, capital expenditure amounted to €2,568 million (€4,236 million in the first half of 2019) and mainly related to:

- development activities (€1,740 million) mainly in Egypt, Indonesia, the United Arab Emirates, Mexico, the United States, Iraq, Mozambique and Kazakhstan;

- refining activity in Italy and outside Italy (€245 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity as well as HSE initiatives; marketing activity for regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the rest of Europe (€29 million);

- initiatives relating to gas marketing (€85 million).

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| Results by segment 6

Exploration & Production

	First Half
(€ million)	2020	2019	Change	% Ch.
Operating profit (loss)	(1,678)	4,425	(6,103)	..
Exclusion of special items	1,908	23	1,885
Adjusted operating profit (loss)	230	4,448	(4,218)	(94.8)
Net finance (expense) income	(169)	(203)	34
Net income (expense) from investments	43	148	(105)
Income taxes	(677)	(2,590)	1,913
Adjusted net profit (loss)	(573)	1,803	(2,376)	..
Results also include:
exploration expenses:	436	306	130	42.5
- prospecting, geological and geophysical expenses	100	146	(46)
- write-off of unsuccessful wells	336	160	176

In the first half of 2020, the Exploration & Production segment reported an adjusted operating profit of €230 million, with a reduction of €4.22 billion compared the first half of 2019. The scenario effect of -€3.6 billion reflects the decline in both the price of the Brent crude oil benchmark (down by 40%) and of gas in all geographies (in particular the Italian spot market “PSV” down 51%), leading to reduced equity realization prices. Furthermore, the result of the period was affected by a loss incurred in reselling the gas entitlements of a Libyan partner, which were marketed in Europe. This reselling price is excluded from the calculation of Eni’s average realized gas prices disclosed in the table of page 9, because Eni’s realized prices are calculated only with reference to equity production. Scenario effects included higher amortization charges driven by an increased asset retirement cost capitalized as part of property, plant and equipment due to lower discount rates y-o-y. Unfavorable volume/mix effects and bigger write-off expenses relating to unsuccessful exploration wells also negatively affected the performance and were partly offset by savings at operating expenses.

The segment reported an adjusted net loss of €573 million due to a lower operating profit and lower results accrued at the equity-accounted entities, mainly Eni’s share of results at the JV Vår Energi (a reduction of €57 million) and at Angola LNG (a reduction of €51 million) driven by a significantly deteriorated trading environment.

The adjusted tax rate in the first half was negatively and materially affected by a worsening scenario that on one hand reduced the business capacity to recognize deferred tax assets on the losses of the period, due to the projections of lower future taxable income, also determining the concentration of positive pre-tax results in countries with higher taxation and on the other hand exacerbated the impact of certain trends such as the non-deductibility/non-recoverability of some cost items (such as costs related to licenses in exploration phase). Furthermore, the tax rate was negatively affected by a tax disoptimization due to the fact that a loss incurred at reselling the gas entitlements of a Libyan partner was a non-deductible tax item, whose amount increased significantly in the quarter due to the widening differentials between oil-linked gas prices and spot prices in Europe.

6 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

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Gas & Power

	First Half
(€ million)	2020	2019	Change	% Ch.
Operating profit (loss)	390	347	43	12.4
Exclusion of special items	259	31	228
Adjusted operating profit (loss)	649	378	271	71.7
- Gas & LNG Marketing and Power	466	212	254	..
- Eni gas e luce	183	166	17	10.2
Net finance (expense) income	(1)	1	(2)
Net income (expense) from investments	(5)	1	(6)
Income taxes	(212)	(115)	(97)
Adjusted net profit (loss)	431	265	166	62.6

In the first half of 2020, the Gas & Power segment reported an adjusted operating profit of €649 million, up by 72%, compared to the same period of 2019. The better operating performance of the GLP business was driven by optimization initiatives at the gas and power asset portfolio against the backdrop of high price volatility, partly offset by a declining performance at the LNG business due to the lockdown of Asian economies in response to the COVID-19, which forced a number of buyers to reduce liftings at LNG supply contracts, exacerbating a global glut in the gas market and pricing pressure. The retail business reported an improved performance (the adjusted operating profit was up by €17 million vs. the first half of 2019, up by 10%), despite lower sales due to the COVID-19 pandemic-induced economic downturn and higher provisions for doubtful accounts based on an expected deterioration in the counterparty risk. Those negatives were more than offset by gains due to commercial/efficiency initiatives, increasing in customer base, the contribution of extra-commodity products and services in Italy as well as by the development in France and Greece.

Adjusted net profit increased by 63% to €431 million.

Refining & Marketing and Chemicals

	First Half
(€ million)	2020	2019	Change	% Ch.
Operating profit (loss)	(2,302)	332	(2,634)	..
Exclusion of inventory holding (gains) losses	1,370	(444)	1,814	..
Exclusion of special items	1,021	145	876	..
Adjusted operating profit (loss)	89	33	56	..
- Refining & Marketing	220	107	113	..
- Chemicals	(131)	(74)	(57)	(77.0)
Net finance (expense) income	(7)	(12)	5
Net income (expense) from investments	(29)	7	(36)
Income taxes	(37)	(40)	3
Adjusted net profit (loss)	16	(12)	28	..

In the first half of 2020, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €89 million more than doubled compared to the first half of 2019 due to an improved performance of the Refining & Marketing business.

In the first half of 2020, the Refining & Marketing business reported an adjusted operating profit of €220 million, €113 million higher than the operating profit in the first half of 2019. The refining business reported a positive performance thanks to higher margins and volumes of bio throughputs which benefitted from the start-up of the Gela bio-refinery in August 2019. Those positives were partly offset by lower refinery utilization rates at traditional cycles and lower refining margins and profitability at complex throughputs due to COVID-19 widespread effects. The marketing business reported lower results both in the retail and wholesale segments, due to a collapse of fuel sales due to full enactment of lockdown measures in Italy in response to COVID-19 pandemic, partly offset by the efficiency and optimization initiatives.

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In the first half of 2020, the Chemical business reported an adjusted operating loss of €131 million, worsening from the first half 2019 (down by 77%). This result was affected by ongoing weak demand trends in the main elastomers end-markets, in particular the automotive sector, which were exacerbated by the ripple effects on the global economic caused by the lockdown measures related to COVID-19, as well as lower product availability due to longer maintenance standstills at the main production hubs in response to the COVID-19 emergency (particularly at the Priolo and Brindisi hub). These trends were offset by a recovery in polyethylene margins, driven by the higher demand and lower extra-European imports which helped mitigate the competitive pressure.

The Refining & Marketing and Chemicals reported an adjusted net profit of €16 million compared to a net loss of €12 million in the first half of 2019, due to better operating performance and dividends earned from entities valued at fair value through OCI, partially offset by a loss related to the investment in ADNOC Refining, which was negatively affected by a weak margins scenario in the Middle East and planned maintenance activities.

30	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

| Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

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Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

First Half 2020	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		(1,678)	390	(2,302)	(415)	230	(3,775)
Exclusion of inventory holding (gains) losses				1,370		24	1,394
Exclusion of special items:
- environmental charges		1		61			62
- impairment losses (impairment reversals), net		1,681	2	1,056	10		2,749
- net gains on disposal of assets		1		(3)	(2)		(4)
- risk provisions		85			2		87
- provision for redundancy incentives		10	2	5	21		38
- commodity derivatives			210	(98)			112
- exchange rate differences and derivatives			(10)	(14)			(24)
- other		130	55	14	35		234
Special items of operating profit (loss)		1,908	259	1,021	66		3,254
Adjusted operating profit (loss)		230	649	89	(349)	254	873
Net finance (expense) income (a)		(169)	(1)	(7)	(351)		(528)
Net income (expense) from investments (a)		43	(5)	(29)	(47)		(38)
Income taxes (a)		(677)	(212)	(37)	32	(65)	(959)
Tax rate (%)							312.4
Adjusted net profit (loss)		(573)	431	16	(715)	189	(652)
of which attributable to:
- non-controlling interest							3
- Eni's shareholders							(655)

Reported net profit (loss) attributable to Eni's shareholders							(7,335)
Exclusion of inventory holding (gains) losses							991
Exclusion of special items							5,689
Adjusted net profit (loss) attributable to Eni's shareholders							(655)

(a) Excluding special items.

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First Half 2019	(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)		4,425	347	332	(295)	(60)	4,749
Exclusion of inventory holding (gains) losses				(444)		98	(346)
Exclusion of special items:
- environmental charges				85	(9)		76
- impairment losses (impairment reversals), net		22		287	2		311
- net gains on disposal of assets		(20)		(3)			(23)
- risk provisions		(12)		20	(2)		6
- provision for redundancy incentives		3	3	1	2		9
- commodity derivatives			(157)	(54)			(211)
- exchange rate differences and derivatives		6	48	(7)			47
- other		24	137	(184)	38		15
Special items of operating profit (loss)		23	31	145	31		230
Adjusted operating profit (loss)		4,448	378	33	(264)	38	4,633
Net finance (expense) income (a)		(203)	1	(12)	(331)		(545)
Net income (expense) from investments (a)		148	1	7	17		173
Income taxes (a)		(2,590)	(115)	(40)	63	(21)	(2,703)
Tax rate (%)							63.4
Adjusted net profit (loss)		1,803	265	(12)	(515)	17	1,558
of which attributable to:
- non-controlling interest							4
- Eni's shareholders							1,554

Reported net profit (loss) attributable to Eni's shareholders							1,516
Exclusion of inventory holding (gains) losses							(244)
Exclusion of special items							282
Adjusted net profit (loss) attributable to Eni's shareholders							1,554

(a) Excluding special items.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	33

LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	June 30, 2020	December 31, 2019	Change
Total debt	27,388	24,518	2,870
- Short-term debt	4,642	5,608	(966)
- Long-term debt	22,746	18,910	3,836
Cash and cash equivalents	(6,527)	(5,994)	(533)
Securities held for trading	(6,042)	(6,760)	718
Financing receivables held for non-operating purposes	(490)	(287)	(203)
Net borrowings before lease liabilities ex IFRS 16	14,329	11,477	2,852
Lease Liabilities	5,642	5,648	(6)
- of which Eni working interest	3,766	3,672	94
- of which Joint operators' working interest	1,876	1,976	(100)
Net borrowings after lease liabilities ex IFRS 16	19,971	17,125	2,846
Shareholders' equity including non-controlling interest	38,839	47,900	(9,061)
Leverage before lease liability ex IFRS 16	0.37	0.24	0.13
Leverage after lease liability ex IFRS 16	0.51	0.36	0.15

Pro-forma leverage
(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	19,971	1,876	18,095
Shareholders' equity including non-controlling interest	38,839		38,839
Pro-forma leverage	0.51		0.47

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

34	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

|Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

Items of Summarized Group Balance Sheet		June 30, 2020		December 31, 2019
(where not expressly indicated, the item derives directly from the statutory scheme) (€ million)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Fixed assets
Property, plant and equipment			58,627		62,192
Right of use			5,285		5,349
Intangible assets			3,086		3,059
Inventories - Compulsory stock			892		1,371
Equity-accounted investments and other investments			8,320		9,964
Receivables and securities held for operating activities	(see note 14)		1,289		1,234
Net payables related to capital expenditure, made up of:			(1,866)		(2,235)
- receivables related to disposals	(see note 6)	30		30
- receivables related to disposals non-current	(see note 8)	11		11
- payables for purchase of non-current assets	(see note 15)	(1,907)		(2,276)
Total fixed assets			75,633		80,934
Net working capital
Inventories			4,158		4,734
Trade receivables	(see note 6)		6,553		8,519
Trade payables	(see note 15)		(7,943)		(10,480)
Net tax assets (liabilities), made up of:			(2,990)		(1,594)
- current income tax payables		(301)		(456)
- non-current income tax payables		(475)		(454)
- other current tax liabilities	(see note 8)	(2,150)		(1,411)
- deferred tax liabilities		(6,018)		(4,920)
- other non-current tax liabilities	(see note 8)	(45)		(63)
- current income tax receivables		233		192
- non-current income tax receivables		180		173
- other current tax assets	(see note 8)	582		766
- deferred tax assets		4,747		4,360
- other non-current tax assets	(see note 8)	260		223
- payables for Italian consolidated accounts	(see note 15)	(3)		(4)
Provisions			(13,738)		(14,106)
Other current assets and liabilities, made up of:			(1,729)		(1,864)
- short-term financial receivables for operating purposes	(see note 14)	28		37
- receivables vs. partners for exploration and production activities and other	(see note 6)	4,117		4,324
- other current assets	(see note 8)	3,078		3,206
- other receivables and other assets non-current	(see note 8)	532		637
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(2,672)		(2,785)
- other current liabilities	(see note 8)	(5,067)		(5,735)
- other payables and other liabilities non-current	(see note 8)	(1,745)		(1,548)
Total net working capital			(15,689)		(14,791)
Provisions for employee post-retirements benefits			(1,152)		(1,136)
Assets held for sale including related liabilities			18		18
made up of:
- assets held for sale		18		18
CAPITAL EMPLOYED, NET			58,810		65,025
Shareholders' equity including non-controlling interest			38,839		47,900
Net borrowings
Total debt, made up of:			27,388		24,518
- long-term debt		22,746		18,910
- current portion of long-term debt		1,518		3,156
- short-term debt		3,124		2,452
less:
Cash and cash equivalents			(6,527)		(5,994)
Securities held for trading			(6,042)		(6,760)
Financing receivables for non-operating purposes	(see note 14)		(490)		(287)
Net borrowings before lease liabilities ex IFRS 16			14,329		11,477
Lease liabilities, made up of:			5,642		5,648
- long-term lease liabilities		4,723		4,759
- current portion of long-term lease liabilities		919		889
Total net borrowings post lease liabilities ex IFRS 16 (a)			19,971		17,125
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			58,810		65,025

(a) For details on net borrowings see also note 17 to the condensed consolidated interim financial statements.

FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW	35

Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and	First Half 2020		First Half 2019
confluence/reclassification of items in the statutory scheme (€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Net profit (loss)		(7,332)		1,520
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		8,305		4,284
- depreciation, depletion and amortization	3,857		3,826
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	2,749		311
- write-off of tangible and intangible assets	347		178
- share of profit (loss) of equity-accounted investments	1,404		(52)
- other changes	(78)		(14)
- net change in the provisions for employee benefits	26		35
Net gains on disposal of assets		(4)		(26)
Dividends, interests, income taxes and other changes		1,966		3,183
- dividend income	(72)		(89)
- interest income	(72)		(72)
- interest expense	458		521
- income taxes	1,652		2,823
Changes in working capital related to operations		688		(534)
- inventories	1,061		(102)
- trade receivables	2,016		131
- trade payables	(2,605)		(873)
- provisions for contingencies	(399)		(30)
- other assets and liabilities	615		340
Dividends paid by equity investments		328		1,155
Taxes paid		(1,072)		(2,516)
Interests (paid) received		(501)		(454)
- interest received	33		32
- interest paid	(534)		(486)
Net cash provided by operating activities		2,378		6,612
Investing activities:		(2,568)		(4,236)
- tangible assets and prepaid for right-of-use assets	(2,469)		(4,109)
- intangible assets	(99)		(127)
Investments and purchase of consolidated subsidiaries and businesses		(264)		(51)
- investments	(155)		(51)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(109)
Disposals		21		38
- tangible assets	15		26
- investments	6		12
Other cash flow related to capital expenditure, investments and disposals		(393)		41
- investment of securities held for operating purposes	(15)		(8)
- investment of financing receivables held for operating purposes	(85)		(87)
- change in payables in relation to investing activities	(370)		(20)
- disposal of securities held for operating purposes	12		5
- disposal of financing receivables held for operating purposes	65		56
- change in receivables in relation to disposals			95
Free cash flow		(826)		2,404

36	FINANCIAL REVIEW AND OTHER INFORMATION | FINANCIAL REVIEW

continued Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2020		First Half 2019
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		(826)		2,404
Borrowings (repayment) of debt related to financing activities		463		(122)
- net change in receivables and securities held for operating purposes	463		(122)
Changes in short and long-term finance debt		2,907		(663)
- Increase in long-term debt	4,292		1,021
- Repayments of long-term debt	(2,116)		(1,736)
Increase (decrease) in short-term debt	731		52
Repayment of lease liabilities		(462)		(397)
Dividends paid and changes in non-controlling interest and reserves		(1,537)		(1,525)
- capital reimbursement to non-controlling interest			(1)
- net purchase of treasury shares			(46)
- dividends paid by Eni to shareholders	(1,534)		(1,475)
- dividends paid to non-controlling interest	(3)		(3)
Effect of changes in consolidation, exchange differences		(12)		2
- effect of exchange rate changes and other changes on cash and cash equivalents	(13)		3
- effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	1		(1)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		533		(301)

FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES	37

Risk factors and uncertainties

FOREWORD

The risks described below may have a material effect on our operational and financial performance. We invite investors to consider these risks carefully.

Impact of COVID-19 pandemic1

The dramatic events caused by the COVID-19 pandemic in the first half of 2020 with the lockdown of entire economies and huge limitations on international commerce and travel triggered a collapse in hydrocarbon demand in a context of a structural oversupply of the oil market leading to an unprecedented reduction in hydrocarbon prices. In the first half 2020, the price of the Brent benchmark crude oil prices was on average 40% lower than the first half of 2019; natural gas prices declined on average by 50%. These developments had negative, material effects on Eni’s results of operations and cash flow. The Group incurred a net loss of €7.3 billion driven by reduced revenues and a number of extraordinary charges due to the impact of a revised long-term price outlook for hydrocarbons on the evaluation of the recoverability of the Group’s Property, Plant and Equipment (PP&E) with impairment losses in the range of €2.7 billion, an inventory evaluation allowance of €1.4 billion, €1.4 billion of losses at equity-accounted entities and €0.8 billion of write-off of deferred tax assets. In the first half of 2020, adjusted cash flow before changes in working capital at replacement costs of €3.3 billion decreased by approximately 50% compared to the first half 2019, of which €3.5 billion due to lower hydrocarbon prices and €0.6 billion to operational impacts associated with the COVID-19, leading to an increase in net borrowings of approximately €2.9 billion compared to December 31, 2019 (before IFRS 16).

Under the 40 $/barrel crude oil price assumption for the FY 2020, management has estimated a reduction in the measure of cash flow measure monitored by the Company – an adjusted cash flow before changes in working capital – of approximately €5 billion compared to the initial plans (from €11.5 billion to €6.5 billion) due to lower prices of equity hydrocarbons for €4.5 billion, in addition to the operations effect related to the COVID-19 amounting to approximately €1.7 billion due to production decrease for capex rescheduling, lower demand of fuels and chemical products, extension of plant shutdowns for the COVID-19 emergency, lower offtakes at LNG supply and lower gas demand due to a reduction in productive activity and, finally, higher allowances for doubtful accounts. These negatives are expected to be partly offset by cost savings and other management’s initiatives to contrast the pandemic impact for €1.2 billion.

Confronted with a such a remarkable shortfall in the cash flows, management has taken a number of measures to preserve the liquidity of the Company, the ability to cover financial obligations that come due and to mitigate the impact of the crisis on the Group's net financial position, as follows:

•	Rescheduled capex for 2020-2021 years, in particular in 2020 Eni expects to reduce capex by approximately €2.6 billion, approximately 35% lower than the initial capital budget; the new capex guidance for 2020 is now €5.2 billion. Anticipated reductions of €2.4 billion in 2021, i.e. 30% lower than original plans. The projects involved in this capex reduction are related mainly to upstream activities, particularly production optimization and new projects developments scheduled to start in the short term. In both cases, the activity can be restarted quickly in normal conditions, determining a recovery of related production.

•	Implemented widespread cost reduction initiatives in all the business to save approximately €1.4 billion in 2020; reductions of the same amount expected in 2021.

•	In May, a €2 billion bond was issued, representing the first emission in Italy post COVID-19 crisis.

•	Suspended the share repurchase program of €400 million in 2020. The program which will be reinstated once the Brent price reaches the hurdle of 60 $/barrel on yearly average.

•	Updated the dividend policy by establishing an annual dividend composed of a floor amount currently set at 0.36 €/share under the assumption of a Brent scenario of at least 45 $/barrel and a growing variable component based on a recovery in the crude oil scenario above 45 $/barrel. The floor amount will increase depending on the Company delivering on its industrial targets (further detail are provided in the “outlook section”). For 2020, the floor dividend will be distributed notwithstanding a forecast of an annual Brent price of 40 $/barrel. One third of the floor dividend will be paid as interim dividend in September 2020.

1 For further information, see the notes to the condensed consolidated interim financial statements.

38	FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES

The Company, leveraging on these measures, has successfully overcome the worst phase of the downturn, avoiding to incur new finance debt at unfavorable conditions. Looking forward, the Company can count to fulfill the financial obligations coming due on a liquidity reserve of approximately €17.7 billion as of June 30, 2020, consisting of:

•	cash and cash equivalents of €6.5 billion;

•	€4.7 billion of undrawn committed borrowing facilities;

•	€6 billion of readily disposable securities (mainly government bonds and corporate investment grade bond) and €0.5 billion of short-term financing receivables.

This reserve is considered adequate to cover the main financial obligations maturing in the next eighteen months relating to:

•	short-term debt of €3.1 billion;

•	maturing bonds of €1.35 billion and other maturing long-term debt of €1.1 billion;

•	committed investments of €6.8 billion;

•	instalments of leasing contracts coming due of €1.3 billion;

•	the payment of a floor dividend for approximately €1.28 billion;

•	take-or-pay obligations under long-term gas contracts and other similar obligations amount to an estimate €9.2 billion at our budget scenario.

These actions are intended to preserve the Company’s current credit rating. Currently Eni’s credit ratings are:

•	“A-”, negative outlook for Standard & Poor’s;
•	“Baa1”, stable outlook for Moody’s;
•	“A-”, stable outlook for Fitch.

Management cannot exclude possible risks of a downgrade of Eni's creditworthiness, which might be driven by the oil scenarios adopted by rating agencies or by a possible sovereign downgrade.

The evolution of Group’s financial situation in the second half 2020 and in 2021 will depend, in addition to management initiatives, by the oil price trends closely correlated to the evolution of the pandemic crisis.

Considering the current oil&gas assets portfolio, management has estimated a change of cash flow of approximately €170 million for each one-dollar change in the price of the Brent crude oil benchmark and proportional changes in gas prices, applicable for variation of 5-10 $/barrel, compared to the considered scenario, before further corrective actions by management and has excluded the effects on the dividends from investments.

The short-term recovery of the crude oil and gas prices will greatly depend on how the current COVID-19 crisis unfolds and on how long it lasts. Under the worst of the assumptions, the spread of the disease could extend the actual economic crisis which could materially hit demand for energy products and prices of energy commodities.

This scenario could be further complicated in case of a faltering OPEC+ policy at supporting prices and promoting production cuts. These trends could have a material and adverse effect on our results of operations, cash flow, liquidity and business prospects, including trends in Eni shares and shareholders’ returns.

In addition to the current liquidity reserve, the Company can leverage on a solid business model and actions finalized or started in this year that have increased the resilience of the scenario.

The main point of these actions was the gradual reduction of the average breakeven of the projects in execution at 23 $/barrel thanks to the successful exploration at competitive discovery costs, the deployment of an efficient model to develop hydrocarbon reserves based on a phased approach, reduction of time-to-market and design-to-cost.

The upstream efficiency and the restructuring of the mid-downstream businesses, that are able to generate a positive contribution in terms of operating cash flow also in unfavorable scenarios like the current one, and the containment of costs, have allowed Eni to reduce cash neutrality, i.e. Brent price level at which the Company is able to self-finance the organic capex and the floor dividend.

In the long-term, the Company is committed to create a strategic path with the aim to become a leader in the supply of decarbonised products, contributing actively in the ongoing energy transition process.

The pillar of this strategy is the achievement of an 80% reduction in net GHG emissions of all products by 2050, well beyond the 70% reduction indicated by the IEA in the scenario consistent with the objectives of the Paris Agreement. This will allow Eni to achieve a better balance of the portfolio, reducing the exposure to the volatility of hydrocarbon prices.

FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES	39

The Company’s performance is affected by volatile prices of crude oil and produced natural gas and by fluctuating margins on the marketing of natural gas and on the integrated production and marketing of refined products and chemical products

The price of crude oil is the single, largest variable that affects the Company’s performance. Because it is a commodity business, the price of crude oil has a history of volatility and is influenced by a number of macro-factors that are beyond management’s control. Crude oil prices are mainly driven by the balance between global oil supplies and demand and hence the global levels of inventories and spare capacity. Worldwide demand for crude oil is highly correlated to the macroeconomic cycle. A downturn in economic activity normally triggers lower global demand for crude oil and possibly a supply build-up. Whenever global supplies of crude oil outstrip demand, crude oil prices weaken. Other factors which influence demand for crude oil are demographic growth and improving living standards, prices and availability of alternative sources of energy (e.g., nuclear and renewables), technological advances affecting energy efficiency, measures which have been adopted or planned by governments all around the world to fight global warming, including stricter regulations and control on production and consumption of crude oil, or a shift in consumer preferences. Civil society and governments worldwide are engaged in promoting the use of renewable energy sources and the substitution of internal combustion vehicles with electric vehicles, including the possible adoption of tougher regulations on the use of hydrocarbon such as the taxation of CO2 emissions as a mitigation action of the climate change risk. The push to reduce worldwide greenhouse gas emissions and an ongoing energy transition towards a low carbon economy, which are widely considered to be irreversible trends, will represent in our view major trends in shaping global demand and supplies of crude oil over the long-term and may lead to lower crude oil demands and consumption; see the section dedicated to the discussion of climate-related risks below.

Historically, the OPEC cartel and lately the OPEC+ agreement, which includes OPEC members and other important oil producers like Russia, Kazakhstan and Mexico have exerted a big influence over global supplies of crude oil and crude oil prices. Saudi Arabia plays a crucial role within the cartel, because it is estimated to hold huge amounts of reserves and a vast majority of worldwide spare production capacity. This explains why geopolitical developments in the Middle East and particularly in the Gulf area, like regional conflicts, acts of war, strikes, attacks, sabotages and social and political tensions can have a big influence on crude oil prices. Also, sanctions imposed by the USA and the EU against certain producing countries may influence trends in crude oil prices. However, we believe that the resurgence of oil production in the USA due to the technology-driven shale oil revolution has somewhat reduced the ability of OPEC to control the global supply of oil. To a lesser extent, factors like adverse weather conditions and operational issues at key petroleum infrastructure can influence crude oil prices.

The price of crude oil has been on a downtrend for the last six years, mainly driven by a supply glut fueled by continued growth in the production of tight oil in the USA and the need of the US independent producers to recover their investments, at a time when the pace of increase in crude oil demand has moderated. These trends have been exacerbated by the adverse developments recorded in February/March 2020 following the dramatic crisis due to COVID-19 emergency.

Lockdown measures adopted by Governments all around the world to contain the spread of the pandemic, leading to a massive closure of industrial activities, reduction in international commerce and in travel triggered a global economic recession leading to a collapse in energy demand and in prices of hydrocarbon.

To make things worse, in March 2020 the OPEC+ agreement failed to reach a deal for additional production cuts claimed by some members to counteract the COVID-19 effects. These developments accelerated the collapse in crude oil prices. In late March and early April 2020, the price of the Brent crude benchmark fell to its lowest level in decades, below 15 $/bbl. Oversupplies and a plunging demand drove a strong contango structure in future prices of crude oil and this fact coupled with the filling of storages up to technical limits triggered extreme phenomena such as the registration of negative prices in the US market. Subsequently, with the gradual easing of lockdown measures and the implementation from May 2020 of major OPEC+ production cuts, Brent price has recovered significantly, overcoming the 40 $/barrel mark.

In the short-to-medium term, the sustainability of this price rebound will depend heavily on the effectiveness of actions to contain the spread of the pandemic and the extent of the global macroeconomic recovery, a key driver of energy consumption, as well as on OPEC's decisions and the financial discipline of international oil companies (see the “Impact of COVID-19 pandemic” paragraph). The scenario for the second half of 2020 and presumably for 2021 is therefore expected to be extremely volatile and complex. In the first half of the year, Brent price averaged about 40 $/bbl, a decrease of 40% compared to the comparative period.

40	FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES

COVID-19 crisis dramatically increased the already weak situation in the global natural gas market. Natural gas structural oversupplies were due to massive LNG flows fueled by US associated gas production and the entry into operation in recent years of significant investments in LNG plants worldwide, resulting in increased volumes in all regional markets. As a result of the gas demand collapse recorded in the first half of 2020 due to the COVID-19 economic crisis, in the first half of 2020, gas prices fell to unprecedented lows in all the main geographies (USA Henry Hub down by 34%; price at the virtual exchange point was 51% lower; spot TTF in Europe down by 52%).

Going forward, management expects a moderate recovery in global energy consumption subject to the risks and uncertainties described above. International oil companies are expected to retain a selective approach to investment decisions due to cash flow considerations and also the growth rate in the production of tight oil in the USA is expected to slow down due to greater focus on capital discipline and debt reduction by US independent upstreamers. The cohesion of OPEC+ alliance is a factor of uncertainty to the global balance between supplies and demand.

Lower hydrocarbon prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow. This is because lower prices translate into lower revenues recognised in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. In the first half of 2020, management estimated that due to the contraction in realized hydrocarbon prices, the Group’s adjusted operating profit took a hit of approximately €3.6 billion, while the adjusted cash flow was impacted by €3.5 billion.

Lower oil and gas prices over prolonged periods of time or, in the worst of the scenarios, a structural decline in oil and gas prices may have material adverse effects on Eni’s performance and business outlook, because such a scenario may limit the Group’s funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues, and to discharge contractual obligations. The Company may also need to review investment decisions and the viability of development projects and capex plans and, as a result of this review, the Company could reschedule, postpone or curtail development projects. A structural decline in hydrocarbon prices could trigger a review of the carrying amounts of oil and gas properties and this could result in recording material asset impairments and also could result in the de-booking of proved reserves, if they become uneconomic in this type of environment. Finally, in response to weakened oil and gas industry conditions and resulting revisions made to rating agency commodity price assumptions, lower commodity prices may also reduce the Group’s access to capital and lead to a downgrade or other negative rating action with respect to the Group’s credit rating by rating agencies. These downgrades may negatively affect the Group’s cost of capital, increase the Group’s financial expenses, and may limit the Group’s ability to access capital markets and execute aspects of the Group’s business plans. All of these risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Eni estimates that approximately 50% of its current production is exposed to fluctuations in hydrocarbons prices. Exposure to this strategic risk is not subject to economic hedging, except for some specific market conditions or transactions. The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure and hence production, and vice versa. If oil prices differ significantly from Eni’s own forecasts, the result of the above mentioned sensitivity of production to oil price changes may be significantly different.

As of the end of the first half of 2020, having considered the prospect of the pandemic having an enduring impact on the global economy and the energy scenario, Eni has revised its view of market fundamentals to factor in certain emerging trends. Management considered the risks that the lockdown measures in response to COVID-19 could have structural effects on industrial production, international trade and travel, resulting in a prolonged period of weaker energy demand than pre-pandemic trends, including the spread of new consumption models that could lead to demand destruction. Furthermore, the massive actions in support of the economy implemented by governments in particular in Europe have a strong environmental footprint and are supportive of a green economy leading to a potential acceleration in the pace of energy transition and replacement of hydrocarbons in the energy mix. Based on these considerations, the Company has revised its forecast for hydrocarbon prices, which are the main driver of capital allocations decisions and of the recoverability assessment of the book values of our non-current assets. The revised scenario adopted by Eni foresees a long-term price of the marker Brent of 60 $/barrel in 2023 real terms compared to the previous assumption of 70 $/barrel. For the years 2021 and 2022, Brent prices are expected respectively at 48 and 55 $/barrel (compared to the previous assumptions of 55 and 70 $/barrel). The price of natural gas at the Italian spot market “PSV” is estimated at 5.5 $/mmBTU in real terms 2023 compared to the previous assumption of 7.8 $/mmBTU.

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Furthermore, Eni has reviewed the industrial plans for the years 2020-2021 by cutting capex of €2.6 billion and €2.4 billion from the initial budget (down by approximately 35% and 30%, respectively), almost fully focused in the E&P segment, with the aim to preserve liquidity and the robustness of the balance sheet, being the trading environment characterized by commodity prices and cash flow falling significantly.

Following the revision of price scenario and the rescheduling of the capex plan in the short-medium term, management recorded impairment losses at non-current assets for €2.75 billion mainly relating to oil&gas assets (€1.7 billion). For further details, see the notes to the condensed consolidated interim financial statements.

Margins on the production and sale of fuels and other refined products, chemical commodities, other energy commodities and in the wholesale marketing of natural gas are driven by economic growth, global and regional dynamics in supplies and demands and other competitive factors. Generally speaking, the prices of products mirror that of oil-based feedstock, but they can also move independently. Margins for refined and chemical products depend upon the speed at which products’ prices adjust to reflect movements in oil prices. Margins at our business of wholesale marketing of natural gas are driven by the spreads between spot prices at continental hubs to which our procurement costs are indexed and the spot prices at the Italian hub where a large part of our gas sales occur. These spreads can be very volatile.

In the first half of 2020, demand and margins for fuels and petrochemicals products were materially hit by the economic crisis triggered by the COVID-19 pandemic. The Refining & Marketing was adversely affected by a contraction in refining margins, the appreciation of sour crude oils towards medium/light qualities such as Brent with a significant reduction in the profitability of conversion plants, as well as a contraction in the demand for fuels in all segments (jet fuel, diesel and gasoline). The deteriorated outlook for refining margins and fuels consumption triggered a revision of the book value of the Company’s refining assets in the traditional cycle thus recording of €1 billion of impairment losses. Versalis was affected by a significant reduction in demand in the segments most exposed to the COVID-19 crisis such as elastomers following to the contraction in the automotive sector, while the cracker margin and polyethylene were supported both by the reduction in the cost of the oil feedstock and by strong demand for single use plastics and packaging as consequence of higher demand for goods related to "stay-at-home economy".

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy and petroleum products to the industrial, commercial and residential energy markets

Eni faces strong competition in each of its business segments.

The current competitive environment in which Eni operates is characterised by volatile prices and margins of energy commodities, limited product differentiation and complex relationships with state-owned companies and national agencies of the countries where hydrocarbons reserves are located to obtain mineral rights. As commodity prices are beyond the Company’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, the achievement of efficiencies in operating costs, effective management of capital resources and the ability to provide valuable services to energy buyers. It also depends on Eni’s ability to gain access to new investment opportunities, both in Europe and worldwide.

•	In the Exploration & Production segment, Eni is facing competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximise hydrocarbon recovery. Because of its smaller size relative to other international oil companies, Eni may face a competitive disadvantage when bidding for large scale or capital intensive projects and it may be exposed to the risk of obtaining lower cost savings in a deflationary environment compared to its larger competitors given its potentially smaller market power with respect to suppliers. Due to those competitive pressures, Eni may fail to obtain new exploration and development acreage, to apply and develop new technologies and to control costs.

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•	In the Gas & Power segment, Eni is facing strong competition in the European wholesale gas markets to sell gas to industrial customers, the thermoelectric sector and retailer companies from other gas wholesalers, upstream companies, traders and other players both in the Italian market and in markets across Europe. In recent years, competition has been fuelled by muted demand growth, oversupplies and the development of very liquid European spot markets where large volumes of gas are traded daily. Players are competing mainly in terms of pricing and, to a lesser extent, on the ability to offer additional services to the buyers of the commodity, like volume flexibilities, different pricing options, the possibility to change the delivery point and other optionality. Eni’s Gas & Power segment also engages in the supply of gas and electricity to customers in the retail markets mainly in Italy, France and other countries in Europe. Customers include households, large residential accounts (hospitals, schools, public administration buildings, offices) and small and medium-sized businesses located in urban areas. The retail market is characterised by strong competition among local selling companies which mainly compete in term of pricing and the ability to bundle valuable services to the supply of the energy commodity. In this segment, competition has intensified in recent years due to the progressive liberalisation of the market and the option on part of residential customers to switch smoothly from one supplier to another. Management believes that competition in the European wholesale and retail gas markets will continue to negatively affect the performance of Eni’s Gas & Power segment in future reporting periods.

•	Eni is facing strong competitive pressure in its business of gas-fired electricity generation which is largely sold in wholesale markets in Italy. Margins on the sale of electricity have declined in recent years due to oversupplies, weak economic growth and inter-fuel competition. Management believes that these factors will continue to negatively affect crack-spread margins on electricity at Italian wholesale markets and the profitability of this business unit in the foreseeable future.

•	In the Refining & Marketing segment, Eni is facing competition both in refining business and in the retail marketing activity. Refining business, in recent years has been negatively affected by a number of structural headwinds due to muted trends in the European demand for fuels and continued competitive pressure from players in the Middle East, the United States and Far East Asia. Those competitors can leverage on larger plant scale and cost economies, availability of cheaper feedstock and lower energy expenses. Eni believes that the competitive environment of the refining sector will remain challenging in the foreseeable future, also considering refining overcapacity in the European area and expectations of a new investment cycle driven by capacity expansion plans announced in Asia and the Middle East, potentially leading to a situation of global oversupplies of refinery products. Furthermore, Eni’s refining margins are exposed to the volatility in the spreads between crudes with high sulphur content or sour crudes and the Brent crude benchmark, which is a low-content sulphur crude. Eni complex refineries are able to process sour crudes which typically trade at a discount over the Brent crude. Historically, this discount has supported the profitability of complex refineries, like our plant at Sannazzaro in Italy. However, in the course of 2020, a shortfall in supplies of sour crudes due to the production cuts implemented by OPEC in response to the COVID-19 crisis, drove an appreciation of the relative prices of sour crudes as compared to the Brent, which negatively affected the results of Eni’s refining business by reducing the advantage of processing sour crudes. The business of marketing refined products to Eni’s service stations network and to large account customers (aviation airlines, public administrations, transport and industrial customers, bulk buyers and resellers) is facing competition from other oil companies and newcomers such as low-scale and local operators, un-branded networks with light cost structure. All these operators compete with each other primarily in terms of pricing and, to a lesser extent, service quality.
•	In the Chemical business, Eni is facing strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditised market segments such as the production of basic petrochemical products (like ethylene and polyethylene), whose demand is a function of macroeconomic growth. Many of these competitors based in the Far East and the Middle East are able to benefit from cost economies due to larger plant scale, wide geographic moat, availability of cheap feedstock and proximity to end-markets. Excess worldwide capacity of petrochemical commodities has also fuelled competition in this business. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas from which ethane is derived, which is a cheaper raw material for the production of ethylene than the oil-based feedstock utilised by Eni’s petrochemical subsidiaries. Finally, rising public concern about the climate change and the preservation of the environment has begun to negatively affect the consumption of single-use plastics.

In the first half of 2020, the Chemical business even penalized by the evolution of the economic downturn, benefitted from certain robust increases in products demand following the stay at home economy such us the increasing demand of food packaging and consumer goods as well as sanitary emergency supplies such as single use plastics. These trends supported cracker and polyethylene margins, also reflecting some easing of competitive pressure; while elastomers reported sharply deterioration. Looking to the future, management believes that the competitive environment in these businesses will remain challenging due to uncertainties and risks relating to the economy recovery.

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Management is implementing a strategic path for the repositioning of the Refining & Marketing and Chemical segment to reduce the weight in Eni’s portfolio of certain commodity segments characterized by weak fundamentals, which are exposed to the volatility of hydrocarbon margins, thus leveraging on emerging biofuel businesses, sustainable mobility, chemistry from renewable sources and recycling characterized by greater stability and interesting growth prospects.

In case the Company is unable to effectively manage the above described risks deriving from the competition in its business segments, they may adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Safety, security, environmental and other operational risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation and refining of crude oil, transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. Technical faults, malfunctioning of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, attacks, loss of containment and adverse weather events can trigger damaging consequences such as explosions, blow-outs, fires, oil and gas spills from wells, pipeline and tankers, release of contaminants and pollutants in the air, the ground and in the water, toxic emissions and other negative events. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results of operations and liquidity depend on its ability to identify and address the risks and hazards inherent to operating in those industries.

In the Exploration & Production segment, Eni faces natural hazards and other operational risks including those relating to the physical and geological characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion.

Eni’s activities in the Refining & Marketing and Chemical segment entail health, safety and environmental risks related to the handling, transformation and distribution of oil, oil products and certain petrochemical products. These risks can arise from the intrinsic characteristics and the overall life cycle of the products manufactured and the raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks comprise flammability, toxicity, long-term environmental impact such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater, emissions and discharges resulting from their use and from recycling or disposing of materials and wastes at the end of their useful life.

All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend both on the hazardous nature of the products transported, and on the transportation methods used (mainly pipelines, shipping, river freight, rail, road and gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people, the environment and the property.

Eni has material offshore operations relating to the exploration and production of hydrocarbons. In 2019, approximately 60% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Angola, Norway, Congo, Indonesia, the United Arab Emirates, Italy, Ghana, Venezuela, the United Kingdom, Nigeria and the United States. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. Offshore accidents and spills could cause damage of catastrophic proportions to the ecosystem and health and security of people due to objective difficulties in handling hydrocarbons containment, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Furthermore, offshore operations are subject to marine risks, including storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations.

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The Company has invested and will continue to invest significant financial resources to continuously upgrade the methods and systems for safeguarding the reliability of its plants, production facilities, transport and storage infrastructures, the safety and the health of its employees, contractors, local communities and the environment; to prevent risks; to comply with applicable laws and policies and to respond to and learn from unforeseen incidents. Eni seeks to manage these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and other facilities, and managing its operations in a safe and reliable manner and in compliance with all applicable rules and regulations, as well as with best available techniques. However, these measures may not ultimately be completely successful in protecting against those risks. Failure to manage these risks could cause unforeseen incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents, all of which could lead to loss of life, damage or destruction to properties, environmental damage, legal liabilities and/or damage claims and consequently a disruption in operations and potential economic losses that could have a material and adverse effect on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because Eni’s activities require the decommissioning of productive infrastructures and environmental sites remediation and clean-up. Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks. Eni retains worldwide third-party liability insurance coverage, which is designed to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to unfavourable events and in connection with environmental clean-up and remediation. As of the date of this filing, maximum compensation allowed under such insurance coverage is equal to $1.2 billion in case of offshore incident and $1.4 billion in case of incident at onshore facilities (refineries). Additionally, the Company may also activate further insurance coverage in case of specific capital projects and other industrial initiatives. Management believes that its insurance coverage is in line with industry practice and is sufficient to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico several years ago, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Company cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such a loss would not have a material adverse effect on the Company. The occurrence of the above mentioned risks could have a material and adverse impact on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share and could also damage the Group’s reputation.

In order to mitigate the risk of the COVID-19 virus spreading in the company, Eni, through its Crisis Unit coordinated by the HSEQ department, and staying in touch with the Department of the Civil Protection and the main health institutions, identified how to protect employees’ health and ensure the continuity of activities and sites operations, adopting a homogeneous approach in all its businesses.

The main measures and results were the following:

•	Extensive adoption of smart working (involving 95% of the staff and 50% of the daily workforce at operational sites) leveraging on Eni's continued investment in technological infrastructure and the smart working project, already started as a test, as early as 2017;
•	Implementation of prevention protocols defined at industrial sites and for healthcare personnel;
•	Relating to health issues, the implementation of the surveillance of positive cases of employees and contractors and quarantined persons;

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•	Constant monitoring, in collaboration with host countries’ government authorities, of foreign subsidiaries’ employees adopting all the appropriate precautions for Eni personnel and their families;
•	Activated psychological support services for employees;
•	Continuous updating all employees through the MyEni Homepage, posters, specific emails and the CEO Blog and video messages;
•	Made available the serological test, in a voluntary and free form, for employees in the Lombardia region.

Eni donated resources to win the challenge through numerous health and social activities in support of the Italian Community (Regions, Department of Civil Protection, ASL and hospitals) with investments of about €35 million, as well as by making available its supercomputing infrastructure and molecular modelling expertise for Coronavirus research, thus contributing with tools and excellent resources in fighting the global emergency.

Eni also funded public information campaigns relating to the role of the family doctors and services to the elderly people. Thanks to its employees, Eni raised and donated over €600,000 to the Croce Rossa Italiana to deal with the emergency.

Rising public concern related to climate change has led and could continue to lead to the adoption of national and international laws and regulations which are expected to result in a decrease of demand for hydrocarbons and increased compliance costs for the Company. Eni is also exposed to risks of technological breakthrough in the energy field and risks of unpredictable extreme meteorological events linked to the climate change.

Growing worldwide public concern over greenhouse gas (GHG) emissions and climate change, as well as increasingly stricter regulations in this area, could adversely affect the Group’s business. Those risks may emerge in the short and medium-term, as well as over the long term. The scientific community has established a link between climate change, global warming and increasing GHG concentration in the atmosphere. International efforts to limit global warming have led, and Eni expects them to continue to lead, to new laws and regulations designed to reduce GHG emissions that are expected to bring about a gradual reduction in the use of fossil fuels over the medium to long-term, notably through the diversification of the energy mix. This trend could accelerate as a number of governments throughout the world have formally pledged to reach net-zero emissions by 2050 or earlier, like in the case of EU, which may lead to a tightening of various measure to constrain use of fossil fuels and this trend could increase both in breadth and severity if more governments follow suit.

Governmental institutions have responded to the issue of climate change on two fronts: on one side, governments can both impose taxes on GHG emissions and incentivise a progressive shift in the energy mix away from fossil fuels, for example, by subsidising the power generation from renewable sources; on the other side they can promote worldwide agreements to reduce the consumption of hydrocarbons.

Some governments have already introduced carbon pricing schemes, which can be an effective measure to reduce GHG emissions at the lowest overall cost to society. Today, about half of the direct GHG emissions coming from Eni operated assets are included in national or supranational Carbon Pricing Mechanisms, such as the European Emission Trading Scheme. Eni expects that more governments will adopt similar schemes and that a growing share of the Group’s GHG emissions will be subject to carbon-pricing and other forms of climate regulation in the short to medium term.

Eni is already incurring operating costs related to its participation in the European Emission Trading Scheme, whereby Eni is required to purchase, on the open markets, emission allowances in case its GHG emissions exceed freely-assigned emission allowances. In 2019 to comply with this carbon emissions scheme, Eni purchased on the open market allowances corresponding to 11.6 million tonnes of CO2 emissions for a cash cost of approximately €290 million. Due to the likelihood of new regulations in this area, Eni expects additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could result in increased investments and higher project costs for Eni. Eni also expects that governments will require companies to apply technical measures to reduce their GHG emissions.

Eni expects that the achievement of the Paris Agreement goal of holding the increase in global average temperature to less than 2° C above pre-industrial levels, or the more stringent goal advocated by the Intergovernmental Panel on Climate Change (IPCC) to limit global warming to 1.5° C, will strengthen the global response to the threat of climate change and spur governments to introduce further measures and policies targeting the reduction of GHG emissions, which will likely reduce local demand for fossil fuels in the long-term, thus negatively affecting global demand for oil and natural gas. Eni’s business depends on the global demand for oil and natural gas. If existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including incentives to conserve energy or use alternative energy sources, technological breakthrough in the field of renewable energies or mass-adoption of electric vehicles trigger a structural decline in the worldwide demand for oil and natural gas, our results of operations and business prospects may be significantly and adversely affected.

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The scientific community has concluded that increasing global average temperature produces significant physical effects, such as the increased frequency and severity of hurricanes, storms, droughts, floods or other extreme climatic events that could interfere with Eni’s operations and damage Eni’s facilities. Extreme and unpredictable weather phenomena can result in material disruption to Eni’s operations, and consequent loss of or damage to properties and facilities, as well as a loss of output, loss of revenues, increasing maintenance and repair expenses and cash flow shortfall.

Finally, there is a reputational risk linked to the fact that oil companies are increasingly perceived by institutions and the general public as entities primarily responsible of the global warming due to GHG emissions across the hydrocarbons value-chain, particularly related with the use of energy products. This could possibly make Eni’s shares less attractive to investment funds and individual investors who have been more and more assessing the risk profile of companies against their carbon footprint when making investment decisions. Furthermore, a growing number of financing institutions, including insurance companies, appear to be considering limiting their exposure to fossil fuel projects, as witnessed by a pledge from the World Bank to stop financing upstream oil and gas projects and a proposal from the EU finance minister to reduce the financing granted to oil&gas projects via the EIB. This trend could have a material adverse effect on the price of our securities and our ability to access equity or other capital markets.

Accordingly, our ability to use financing for future projects may be adversely impacted. Further, in some countries, governments and regulators have filed lawsuits seeking to hold fossil fuel companies, including Eni, liable for costs associated with climate change. Losing any of these lawsuits could have a material adverse effect on our business prospects.

As a result of these trends, climate-related risks could have a material an adverse effect the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

The exploration and production of oil and natural gas is a high-risk business because it is subject to the mining risk, to natural hazards and to other uncertainties, including those relating to the physical characteristics of oil and gas fields. It is a capital-intensive business with significant up-front cash-outs and extended pay-back periods of investments. Finally, it is strictly regulated and subject to conditions imposed by governments throughout the world.

A description of the main risks facing the Company’s business in the exploration and production of oil and gas is provided below.

Exploring for finding hydrocarbons reserves may be unsuccessful

Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling and completing wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents. A large part of the Company exploratory drilling operations is located offshore, including in deep and ultra-deep waters, in remote areas and in environmentally-sensitive locations (such as the Barents Sea, the Gulf of Mexico and the Caspian Sea). In these locations, the Company generally experiences higher operational risks and more challenging conditions and incurs higher exploration costs than onshore. Furthermore, deep and ultra-deep water operations require significant time before commercial production of discovered reserves can commence, increasing both the operational and the financial risks associated with these activities. Because Eni plans to make significant investments in executing exploration projects, it is likely that the Company will incur significant amounts of dry hole expenses in future years. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas, which is highly dependent on the rate of success of exploration projects, and could have an adverse impact on Eni’s future performance.

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Development projects bear significant operational risks which may adversely affect actual returns

Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or in environmentally-sensitive locations. Eni’s future results of operations and business prospects depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:

•	the outcome of negotiations with joint venture partners, governments and state-owned companies, suppliers, customers or others to define project terms and conditions, including, for example, Eni’s ability to negotiate favourable long-term contracts to market gas reserves;

•	commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;

•	timely issuance of permits and licenses by government agencies;

•	the ability to carry out the front-end engineering design in order to prevent the occurrence of technical inconvenience during the execution phase; timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; delays in achievement of critical phases and project milestones;

•	risks associated with the use of new technologies and the inability to develop advanced technologies to maximise the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;

•	performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) contractual scheme;

•	changes in operating conditions and cost overruns;

•	the actual performance of the reservoir and natural field decline; and

•	the ability and time necessary to build suitable transport infrastructures to export production to final markets.

The occurrence of any of such risks may negatively affect the time-to-market of the reserves and cause cost overruns and delayed pay-back period, therefore adversely affecting the economic returns of Eni’s development projects and the achievement of production growth targets.

Development projects are typically long lead time due to the complexity of the activities and tasks that need to be performed before a project final investment decision is made and commercial production can be achieved. Those activities include the appraisal of a discovery to evaluate the technical and economic feasibility of the development project, obtaining the necessary authorizations from governments, state agencies or national oil companies, signing agreement with the first party regulating a project’s contractual terms such as the production sharing, obtaining partners’ approval, environmental permits and other conditions, signing long-term gas contracts, carrying out the concept design and the front-end engineering and building and commissioning the related plants and facilities. All these activities normally can take years to perform. As a consequence, rates of return for such projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from those estimated when the investment decision was made, thereby leading to lower return rates. Moreover, projects executed with partners and joint venture partners reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operational control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operations and strategic objectives due to the nature of its relationships.

Eni’s supply chain and the ongoing project-related services were not significantly affected by any disruption connected to the COVID-19 crisis.

Finally, if the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment losses of capitalised costs associated with reduced future cash flows of those projects.

Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its production sharing agreements (“PSAs”), whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa. Based on the current portfolio of oil and gas assets, Eni’s management estimates that production entitlements vary on average by approximately 530 barrels/d for each $1 change in oil prices based on current Eni’s assumptions for oil prices. In the first half of 2020, production benefitted of lower oil prices which translated into higher entitlements (approximately 22 kboe/d). In case oil prices differ significantly from Eni’s own forecasts, the result of the above mentioned sensitivity of production to oil price changes may be significantly different.

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Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiations with national oil companies and other entities owners of known reserves and acquisitions.

An inability to replace produced reserves by discovering, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline.

Uncertainties in estimates of oil and natural gas reserves

The accuracy of proved reserve estimates and of projections of future rates of production and timing of development expenditures depends on a number of factors, assumptions and variables, including:

•	the quality of available geological, technical and economic data and their interpretation and judgement;

•	projections regarding future rates of production and costs and timing of development expenditures;

•	changes in the prevailing tax rules, other government regulations and contractual conditions;

•	results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and

•	changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices or the projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.

Many of the factors, assumptions and variables involved in estimating proved reserves are subject to change over time and therefore affect the estimates of oil and natural gas reserves.

The prices used in calculating Eni’s estimated proved reserves are, in accordance with the U.S. Securities and Exchange Commission (the “U.S. SEC”) requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-months ending at December 31, 2019, average prices were based on 63 $/barrel for the Brent crude oil; it was 71 $/barrel in 2018. Also the reference price of natural gas was lower than in 2018. Those reductions resulted in us having to remove volumes of proved reserves because they have become uneconomical at the prices of 2019. Furthermore, compared to the 2019 reference price, Brent prices have declined materially in the first half of 2020. If such prices do not increase significantly in the coming months, Eni’s future calculations of estimated proved reserves will be based on lower commodity prices which would likely result in the Company having to remove non-economic reserves from its proved reserves in future periods.

Accordingly, the estimated reserves reported as of the end of 2019 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes.

The development of the Group’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates or the Group’s proved undeveloped reserves may not ultimately be developed or produced

At December 31, 2019, approximately 29% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may not prove to be accurate. The Group’s reserve report at December 31, 2019 includes estimates of total future development and decommissioning costs associated with the Group’s proved total reserves of approximately €35.7 billion (undiscounted, including consolidated subsidiaries and equity-accounted entities). It cannot be certain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

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Oil and gas activity may be subject to increasingly high levels of income taxes and royalties

Oil and gas operations are subject to the payment of royalties and income taxes, which tend to be higher than those payable in many other commercial activities. Furthermore, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit, which currently stands at 24%. Management believes that the marginal tax rate in the oil and gas industry tends to increase in correlation with higher oil prices, which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices.

In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may induce them to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, windfall taxes, and even nationalisations and expropriations.

The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves

The present value of future net revenues from Eni’s proved reserves may differ from the current market value of Eni’s estimated crude oil and natural gas reserves. In accordance with the SEC rules, Eni bases the estimated discounted future net revenues from proved reserves on the 12-month un-weighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the SEC pricing used in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:

•	the actual prices Eni receives for sales of crude oil and natural gas;

•	the actual cost and timing of development and production expenditures;

•	the timing and amount of actual production; and

•	changes in governmental regulations or taxation.

The timing of both Eni’s production and its incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. Additionally, the 10% discount factor Eni uses when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Eni’s reserves or the crude oil and natural gas industry in general. At December 31, 2019, the net present value of Eni’s proved reserves totalled approximately €51 billion. The average prices used to estimate Eni’s proved reserves and the net present value at December 31, 2019, as calculated in accordance with the SEC rules, were 63 $/barrel for the Brent crude oil. Actual future prices may materially differ from those used in our year-end estimates. Commodity prices have decreased materially in the first quarter of 2020 compared to the price used in the reserve calculations at 2019 year-end. Holding all other factors constant, if commodity prices used in Eni’s year-end reserve estimates at end of 2020 were in line with the pricing environment existing at the end of the first half of 2020, Eni’s PV-10 at December 31, 2020 would likely decrease significantly.

Oil and gas activity may be subject to increasingly high levels of regulations throughout the world, which may impact our extraction activities and the recoverability of reserves

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. These risks can limit the Group access to hydrocarbons reserves or may have the Group to redesign, curtail or cease its oil&gas operation.

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In Italy, the activities of hydrocarbon development and production are performed by oil companies in accordance to concessions granted by the Ministry of Economic Development in agreement with the relevant Region territorially involved in the case of onshore concessions. Concessions are granted for an initial twenty-year term; the concessionaire is entitled to a ten-year extension and then to one or more five-year extensions to fully recover a field’s reserves on condition that he has fulfilled all obligations related to the work program agreed in the initial concession award. In case of delay in the award of an extension, the original concession remains fully effective until the administrative procedure to grant an extension is finalized. These general rules are to be coordinated with a new law that was enacted in February, 2019. This law requires certain Italian administrative bodies to adopt within twenty-four months (i.e. by February 2021) a plan intended to identify areas that are suitable for carrying out exploration, development and production of hydrocarbons in the national territory, including the territorial seawaters. Until approval of such a plan, it is established a moratorium on exploration activities, including the award of new exploration leases. Following the plan approval, exploration permits resume their efficacy in areas that have been identified as suitable and new exploration permits can be awarded; on the contrary, in unsuitable areas, exploration permits are repealed, applications for obtaining new exploration permits ongoing at the time of the law enactment are rejected and no new permit application can be filed. As far as development and production concessions are concerned, pending the national plan approval, ongoing concessions retain their efficacy and administrative procedures underway to grant extension to expired concession remain unaffected; instead no applications to obtain new concession can be filed. Once the above mentioned national plan is adopted, development and production concessions that fall in suitable areas can be granted further extensions and applications for new concessions can be filed; on the contrary development and production concessions current at the approval of the national plan that fall in unsuitable areas are repealed at their expiration and no further extensions can be granted, nor new concession applications can be filed or awarded. According to the statute, areas that are suitable to the activities of exploring and developing hydrocarbons must conform to a number of criteria including morphological characteristics and social, urbanistic and industrial constraints, with particular bias for the hydrogeological balance, current territorial planning and with regard to marine areas for externalities on the ecosystem, reviews of marine routes, fishing and any possible impacts on the coastline.

The Group’s largest operated development concession in Italy is Val d’Agri, which has expired on October 26, 2019. Development activities at the concession have continued since then in accordance to the “prorogation regime” described above, within the limits of the work plan approved when the concession was firstly granted. The Company filed an application to obtain a ten-year extension of the concession in accordance to the terms set by the law and before the enactment of the new law on the national plan for hydrocarbons activity. In this application the Company confirmed the same work program as in the original concession award. Other 41 Italian concessions for hydrocarbons development and production have expired, where the Company operations are underway in accordance to the ongoing prorogation regime. The Company has filed requests for extensions within the terms of the law also for those concessions.

As far as proven reserves estimates are concerned, management believes the criteria laid out in the new law to be high-level principles, which make it difficult identifying in a reliable and objective manner areas that might be suitable or unsuitable to hydrocarbons activities before the plan is adopted by Italian authorities. Therefore, management is not currently in the position to make a reliable and fair estimation of future impacts of the new law provisions on the recoverability of the volumes of proved reserves booked in Italy and the associated future cash flows. However, based on the review of all facts and circumstances and on the current knowledge of the matter, management does not expect any material impact on the Group future performance.

Eni’s future performance depends on its ability to identify and mitigate the above mentioned risks and hazards which are inherent to its oil&gas business. Failure to properly manage those risks, Company’s underperformance at exploration, development and reserve replacement activities or the occurrence of unforeseen regulatory risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Risks related to political considerations – we are exposed to a range of political developments and consequent changes to the operating and regulatory environment

Political considerations

As of December 31, 2019, approximately 81% of Eni’s proved hydrocarbon reserves were located in non-OECD countries, mainly in Africa, Central-East Asia and central-southern America, where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries.

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In those non-OECD countries, Eni is exposed to a wide range of political risks and uncertainties, which may impair Eni’s ability to continue operating in an economically viable way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. Particularly, Eni faces risks in connection with the following, possible issues:

•	socio-political instability leading to internal conflicts, revolutions, establishment of non-democratic regimes, protests, attacks, strikes and other forms of civil disorder and unrest, such as strikes, riots, sabotage, acts of violence and similar events. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, the loss of assets and threat to the security of personnel. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographical areas in which Eni operates. Additionally, any possible reprisals because of military or other action, such as acts of terrorism in Europe, the United States or elsewhere, could have a material adverse effect on the world economy and hence on the global demand for hydrocarbons;

•	lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;

•	unfavourable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalisation or forced divestiture of assets and unilateral cancellation or modification of contractual terms;

•	sovereign default or financial instability due to the fact that those countries rely heavily on petroleum revenues to sustain public finance and petroleum revenues have dramatically contracted in recent years. Financial difficulties at country level often translate into failure on part of state-owned companies and agencies to fulfil their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying supplies of equity oil and gas volumes;

•	restrictions on exploration, production, imports and exports;

•	tax or royalty increases (including retroactive claims);

•	difficulties in finding qualified international or local suppliers in critical operating environments; and

•	complex processes of granting authorisations or licences affecting time-to-market of certain development projects.

The financial outlook of a large part of non-OECD Countries, where Eni operates, was significantly affected by a deteriorated environment in the first half of 2020, due to lower oil revenues following the COVID-19 crisis, which also reduced the solvency of some State owned companies that are Eni’s partners in the reserve development projects. In response to these events, management revised the expected losses estimates connected to trade receivables and credits for risk provisions, by reviewing the probability of counterparty default and the losses share, and by assuming increase in the time to collect credits (time value effect). In this regard, see notes to the condensed consolidated interim financial statements.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to: Libya, Venezuela, Nigeria and Egypt.

In recent years, Eni’s operations in Libya were materially affected by the revolution of 2011 and a change of regime, which caused a prolonged period of political and social instability, still ongoing. In 2011 Eni’s operations in the country experienced an almost one-year long shutdown due to security issues amidst a civil war, causing a material impact on the Group results of operation and cash flow for the year. In subsequent years Eni has experienced frequent disruptions at its operations albeit of a smaller scale than in 2011 due to security threats to its installations and personnel. Since April 2019, a resurgence of socio-political instability and a lack of a well-established institutional framework have triggered the resumption of the civil war and armed clashes in the area of Tripoli. The situation has continued to escalate and international negotiations aimed at establishing a ceasefire has proven elusive. The Company repatriated its personnel and strengthened security measures at its plants and facilities. Going forward, management believes that Libya’s geopolitical situation will continue to represent a source of risk and uncertainty to Eni’s operations in the Country. At the beginning of 2020 oil export terminals in the Southern part of Libya were blocked, forcing the Company to shut down operations at one of its production facilities (the Elephant oilfield and Bu Attifel). The Company repatriated its personnel and strengthened security measures at its plants and facilities.

Despite the shutdown and the complexity of the operating context, the Company’s activities in the first half of 2020 progressed smoothly at the Wafa and Bahr Essalam gas fields.

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As of June 30, 2020, Libya represented approximately 9.5% of the Group’s total production; this percentage is forecasted to decrease in the medium term in line with the expected implementation of the Group strategy intended to diversify the Group geographical presence to better balance the geopolitical risk of the portfolio. In the event of major adverse events, such as the escalation of the internal conflict into a full-blown civil war, attacks, sabotage, social unrest, clashes and other forms of civil disorder, Eni could be forced to reduce or to shut down completely its producing activities at its Libyan fields, which would significantly hit results of operations and cash flow.

Venezuela is currently experiencing a situation of financial stress, also due to COVID-19 effects, amidst an economic downturn due to lack of resources to support the development of the country’s hydrocarbons reserves, which have negatively affected the Country production levels and hence petroleum revenues. The situation has been made worse by certain international sanctions targeting the country’s financial system and its ability to export crude oil to the United States’ market, which is the main outlet of Venezuelan production (see also “− Sanctions targets” below).

Due to a deteriorated operating environment, the Group was forced to de-book its proved undeveloped reserves at its two major petroleum projects in the Country in recent years: the 50%-participated Cardón IV joint venture which is currently operating a natural gas project and is supplying the product to the national oil company, PDVSA, and the PetroJunín oilfield project in joint venture with PDVSA. This latter project was almost entirely written off in 2018. Also the Group has incurred credit losses due to the continued difficulties on part of PDVSA to pay the receivables for the gas supplies of Cardón IV, resulting in a significant amount of overdue receivables. The joint-venture is systematically accounting a loss provision on the revenues accrued. The credit expected loss was based on management’s appreciation of the counterparty risk driven by the findings of a review of the past experience of sovereign defaults on which basis a deferral in the collection of the gas revenues has been estimated. As of December 31, 2019, Eni’s invested capital in Venezuela was approximately $1.24 billion. Despite the negative financial outlook of the Country, in the first half of 2020, continued the collection of credits, through compensation mechanism, coherently with the management’s estimates of the expected credit losses.

Nigeria is also undergoing a situation of financial stress, which has translated into continuing delays in collecting overdue trade receivables and credits for the carry of the expenditures of the Nigerian joint operators at projects operated by Eni, resulting in the incurrence of credit losses. These difficulties are exacerbate by the overall deterioration in the economic environment, although the securization mechanisms support the recovery process for credit exposures. In particular, relating to the previous restructured credits, the re-entry plan agreed with NNPC and based on in-kind payments (profit oil) are in line with the management’s expectations.

Management expects Eni’s credit exposure to Egypt to continue increasing in the foreseeable future due to the planned production ramp-up at the Zohr offshore gas field and to development of existing gas reserves at other projects. Because the whole of the Group’s gas production is sold to local state-owned companies, Eni expects a significant increase in the credit risk exposure to Egypt, where we experienced some issues at collecting overdue trade receivables during the oil downturn. Eni will continue to monitor the counterparty risk in future years considering the significant volumes of gas expected to be supplied to Egypt’s national oil companies.

Eni is closely monitoring political, social and economic risks of the countries in which it has invested or intends to invest, in order to evaluate the economic and financial return of capital projects and to selectively evaluate projects. While the occurrence of these events is unpredictable, the occurrence of any such risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Sanction targets

In response to the Russia-Ukraine crisis, the European Union and the United States have enacted sanctions targeting, inter alia, the financial and energy sectors in Russia by restricting the supply of certain oil and gas items and services to Russia and certain forms of financing. Eni has adapted its activities to the applicable sanctions and will adapt its business to any further restrictive measures that could be adopted by the relevant authorities. In 2017, the United States’ government tightened the sanction regime against Russia by enacting the “Countering America’s Adversaries Through Sanctions Act”. In response to these new measures, the Company could possibly refrain from pursuing business opportunities in Russia, while currently the Company is not engaged in any upstream projects in Russia. It is possible that wider sanctions targeting the Russian energy, banking and/or finance industries may be implemented. Further sanctions imposed on Russia, Russian citizens or Russian companies by the international community, such as restrictions on purchases of Russian gas by European companies or measures restricting dealings with Russian counterparties, could adversely impact Eni’s business, results of operations and cash flow. Furthermore, an escalation of the international crisis, resulting in a tightening of sanctions, could entail a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and prospects. In 2017, the United States administration enacted certain financing sanctions against Venezuela, which prohibit any United States person to be involved in all transactions related to, provision of financing for, and other dealings in, among other things, any debt owed to the Government of Venezuela that is pledged as collateral after the effective date, including accounts receivable. Recently, the United States administration has resolved to impose an embargo on the import of crude oil from Venezuela state-owned oil company, PDVSA and has restricted the ability of United States dealers to trade bonds issued by the Government of Venezuela and its affiliates. Further increases of the prohibitions against the Government of Venezuela (and the entities owned or controlled by it) has been enacted during the course of 2019, with inclusion of our Venezuelan partner, PDVSA, in the “Specially Designated Nationals and Blocked Persons List and the introduction of measures intended to freeze the assets of the Venezuelan governments and of its affiliated persons. Even if the current US sanctions are “primary” and therefore substantially dedicated to US persons only, retaliatory measures and other adverse consequences may interest also foreign entities which operate with Venezuelan listed entities as it may occur in the case of transactions which show a US nexus, which may trigger the application of sanctions. Eni is carefully evaluating on a case by case basis the adoption of measures adequate to minimize its exposure to any sanction risk which may affect its business operation. In any case, the US sanction are expected to add further stress to the already complex financial, political and operating outlook of the country, which could limit the ability of Eni to recover its investments.

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Risks in the Company’s Gas & Power business

Risks associated with the trading environment and competition in the gas market

Eni’s Gas & Power business comprises the results of the wholesale gas business which has a portfolio of long-term gas supply contracts and other related assets, the trading of LNG on a global scale, the production and marketing of electricity and the marketing of gas and power in the retail sector.

The results of our wholesale gas business are subject to global and regional dynamics of gas demand and supplies and to trends in the spreads between the procurement costs of gas, which are linked to spot prices at European hubs or to the price of crude oil, and the selling prices of gas which are mainly indexed to spot prices at the Italian hub. Those spreads can be very volatile. The results of the LNG business are mainly influenced by the global balance between demand and supplies.

Worldwide gas prices have been on a downward path since the second half of 2018 and this trend has deteriorated further throughout the course of 2019. This was driven by a global economic slowdown, which hit severely Asian large gas-consuming countries, like China, South Korea and Japan, also due to a recovery in nuclear production, a build-up in gas supplies due to the entry into service of new Liquefied Natural Gas (“LNG”) projects and rising US production, competition from renewables, mild global temperatures and inventory levels above historic averages. The fall of gas prices at our main European outlet markets was broadly in line with other geographies due to above mentioned dynamics and the growing role of LNG supplies which have enhanced the interconnection among regional markets and markets liquidity. In fact, during the course of 2019 a reduction in LNG imports from Asian markets forced operators to re-direct LNG supplies to Europe, thus making for any slowdown in the Continent’s internal production and pressuring gas prices which have levelled across the various geographies. These trends negatively affected the results of our LNG business due to lower traded volumes and margins. The trading environment for LNG has deteriorated further in the first months of 2020 due on ongoing global deceleration in energy demand.

Management believes that gas prices in Europe will remain weak due to the forecast of sluggish economic growth, a muted demand outlook and global oversupplies of gas. Furthermore, several final investment decisions have been made in 2019 relating to large LNG projects with an estimated capacity of 60 million tonnes per year, which are due to come on stream within five-six years adding to already oversupplied markets.

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Against the backdrop of a difficult competitive environment, Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period, considering the Company’s operational constraints dictated by its long-term gas supply contracts with take-or-pay clauses, which expose Eni to a volume risk, as the Company is contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the corresponding price. Additionally, Eni has booked the transportation rights along the main gas backbones across Europe to deliver its contracted gas volumes to end-markets. Risks to the Gas & Power business include continuing oversupplies, pricing pressures, volatile margins and the risk of deteriorating spreads of Italian spot prices versus continental benchmarks. A reduction of the spreads between Italian and European spot prices for gas could negatively affect the profitability of our business by reducing the total addressable market and by reducing the margin to cover the business’s sunk costs and other fixed expenses. Eni’s management is planning to continue its strategy of renegotiating the Company’s long-term gas supply contracts in order to constantly align pricing terms to current market conditions as they evolve and to obtain greater operational flexibility (volumes, delivery points among others), considering the risk factors described above. The revision clauses provided by these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, both parties can start an arbitration procedure to obtain revised contractual conditions. All these possible developments within the renegotiation process could increase the level of risks and uncertainties relating the outcome of those renegotiations.

Trends in the LNG business are expected to remain weak in 2020 due to a global glut of LNG.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

Eni long-term gas supply contracts with national operators of certain key producing countries, from where most of the European gas supplies are sourced (Russia, Algeria, Libya, the Netherlands and Norway), include take-or-pay clauses whereby the Company has an obligation to lift minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations. Long-term gas supply contracts with take-or pay clauses expose the Company to a volume risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price. Management believes that the current level of market liquidity, the outlook of the European gas sector which is featuring muted demand growth, strong competitive pressures and large supplies, as well as any possible change in sector-specific regulation represent risk factors to the Company’s ongoing ability to fulfil its minimum take obligations associated with its long-term supply contracts.

Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Eni’s Gas & Power segment is subject to regulatory risks mainly in its domestic market in Italy. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users until the market is fully opened. Developments in the regulatory framework intended to increase the level of market liquidity or of de-regulation, or intended to reduce operators’ ability to transfer to customers cost increases in raw materials may negatively affect future sales margins of gas and electricity, operating results and cash flow.

Risks related to environmental, health and safety regulations and legal risks

Eni has incurred in the past, and will continue incurring, material operating expenses and expenditures, and is exposed to business risk in relation to compliance with applicable environmental, health and safety regulations in future years, including compliance with any national or international regulation on GHG emissions

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Eni is subject to numerous European Union, international, national, regional and local laws and regulations regarding the impact of its operations on the environment and on health and safety of employees, contractors, communities and on the value of properties. Generally, these laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and the of plants and infrastructures, and health of employees, contractors and other Company’s collaborators and of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from the Group’s operations. These laws and regulations control the emission of scrap substances and pollutants, discipline the handling of hazardous materials and set limits to the discharge in the environment of soil, water or ground water contaminants, polluting air emissions and noxious gases resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned or operated by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste. Breaches of environmental, health and safety laws and regulations as in the case of negligent or willful release of pollutants and contaminants into the atmosphere, the soil, water or groundwater or the overcome of concentration threshold of contaminants set by the law expose the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage and expenses for environmental remediation and clean-up. Furthermore, in the case of violation of certain rules regarding the safeguard of the environment and the health of employees, contractors and other collaborators of the Company, and of communities, the Company may incur liabilities in connection with the negligent or willful violation of laws by its employees as per Italian Law Decree No. 231/2001.

Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment and the health and safety of employees, contractors and communities involved by the Company operations, including:

•	costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change (see the specific section below on climate-related risks);

•	remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);

•	damage compensation claimed by individuals and entities, including local, regional or state administrations, should Eni cause any kind of accident, oil spill, well blowouts, pollution, contamination, emission of GHG and other air pollutants above permitted levels or of any other hazardous gases, water, ground or air contaminants or pollutants, as a result of its operations or if the Company is found guilty of violating environmental laws and regulations; and

•	costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging at the end of oil&gas field production.

As a further result of any new laws and regulations or other factors, like the actual or alleged occurrence of environmental damage at Eni’s plants and facilities, the Company may be forced to curtail, modify or cease certain operations or implement temporary shutdowns of facilities. For example, in Italy we have experienced in recent years a number of plant shutdowns at our Val d’Agri profit centre due to environmental issues and oil spill overs, causing loss of output and of revenues. The Italian judicial authorities have started legal proceedings to verify alleged environmental crimes or crimes against the public safety and other criminal allegations as described in the notes to the Consolidated Financial Statements.

If any of the risks set out above materialise, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

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Eni is exposed to the risk of material environmental liabilities in addition to the provisions already accrued in the consolidated financial statement.

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against us. Furthermore, environmental regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, environmental damage, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the conduct of prior operators or other third parties. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable of violations of any environmental laws or regulations. In Italy, Eni is exposed to the risk of expenses and environmental liabilities in connection with the impact of its past activities at certain industrial hubs where the Group’s products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities, which were subsequently disposed of, liquidated, closed or shut down. At these industrial hubs, Eni has undertaken a number of initiatives to remediate and to clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company has committed to perform. In some cases, Eni has been sued for alleged breach of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination, discharge of toxic materials, amongst others). Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations but were allowed by laws then effective, nor because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities. Eni’s financial statements account for provisions relating to the costs to be incurred with respect to clean-ups and remediation of contaminated areas and groundwater for which a legal or constructive obligation exists and the associated costs can be reasonably estimated in a reliable manner, regardless of any previous liability attributable to other parties. The accrued amounts represent management’s best estimates of the Company’s existing liabilities. Management believes that it is possible that in the future Eni may incur significant or material environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavourable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites. As a result of these risks, environmental liabilities could be substantial and could have a material adverse effect the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil and criminal actions and administrative proceedings. In future years Eni may incur significant losses due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements or to judge a negative outcome only as possible or to conclude that a contingency loss could not be estimate reliably; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings and investigations in which Eni or its subsidiaries or its officers and employees are defendant involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Such proceedings are described in the notes to the condensed consolidated interim financial statements, under the heading “Legal Proceedings”. Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

Risks from acquisitions

Eni is constantly monitoring the oil and gas market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks related to acquisitions materialise, expected synergies from acquisition may fall short of management’s targets and Eni’s financial performance and shareholders’ returns may be adversely affected.

FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES	57

Risks deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing business, as well as the comparability of results over different periods may be affected by such changes in weather conditions. Over recent years, this pattern could have been possibly affected by the rising frequency of weather trends like milder winter or extreme weather events like heatwaves or unusually cold snaps, which are possible consequences of climate change.

Eni’s crisis management systems may be ineffective

Eni has developed contingency plans to continue or recover operations following a disruption or incident. An inability to restore or replace critical capacity to an agreed level within an agreed period could prolong the impact of any disruption and could severely affect business, operations and financial results. Eni has crisis management plans and the capability to deal with emergencies at every level of its operations. If Eni does not respond or is not seen to respond in an appropriate manner to either an external or internal crisis, this could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Disruption to or breaches of Eni’s critical IT services or digital infrastructure and security systems could adversely affect the Group’s business, increase costs and damage our reputation

The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems and digital security. The Group’s IT systems, some of which are managed by third parties, are susceptible to being compromised, damaged, disrupted or shutdown due to failures during the process of upgrading or replacing software, databases or components, power or network outages, hardware failures, cyber-attacks (viruses, computer intrusions), user errors or natural disasters. The cyber threat is constantly evolving. The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. Attacks are becoming more sophisticated with regularly renewed techniques while the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of Things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue. The Group and its service providers may not be able to prevent third parties from breaking into the Group’s IT systems, disrupting business operations or communications infrastructure through denial-of-service attacks, or gaining access to confidential or sensitive information held in the system. The Group, like many companies, has been and expects to continue to be the target of attempted cybersecurity attacks. While the Group has not experienced any such attack that has had a material impact on its business, the Group cannot guarantee that its security measures will be sufficient to prevent a material disruption, breach or compromise in the future. As a result, the Group’s activities and assets could sustain serious damage, services to clients could be interrupted, material intellectual property could be divulged and, in some cases, personal injury, property damage, environmental harm and regulatory violations could occur.

If any of the risks set out above materialise, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Data protection laws and regulations apply to Eni and its joint ventures and associates in the vast majority of countries in which we do business. The EU General Data Protection Regulation (GDPR) came into effect in May 2018, which increased penalties up to a maximum of 4% of global annual turnover for breach of the regulation. The GDPR requires mandatory breach notification, the standard for which is also followed outside the EU (particularly in Asia). Non-compliance with data protection laws could expose us to regulatory investigations, which could result in fines and penalties as well as harm our reputation. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. We could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined.

58	FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES

If any of the risks set out above materialise, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Exposure to financial risk – We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk and we may incur substantial losses in connection with those risks.

Our business is exposed to the risk that changes in interest rates, foreign exchange rates or the prices of crude oil, natural gas, LNG, refined products, chemical feedstocks, power and carbon emission rights will adversely affect the value of assets, liabilities or expected future cash flows.

Exposure to the commodity risk has been described in the paragraph above. The Group has established risk management procedures and enters into derivatives commodity contracts to hedge exposure to the commodity risk relating to commercial activities, which derives from different indexation formula between purchase and selling prices of commodities. However, hedging may not function as expected. In addition, we undertake commodity trading to optimize commercial margins or with a view of profiting from expected movements in market prices. Although Eni believes it has established sound risk management procedures to monitor and control commodity trading, this activity involves elements of forecasting and Eni is exposed to the risks of incurring significant losses if prices develop contrary to management expectations and of default of counterparties.

We are exposed to exchange risks because our consolidated financial statements are prepared in Euros, whereas our main subsidiaries in the Exploration & Production sector are utilizing the US dollar as functional currency. Furthermore, our subsidiaries hold assets and are exposed to liabilities in other currencies, mainly the US dollar. Therefore, movements in the USD versus the euro exchange rate affect year-on-year comparability of results of operations and cash flows. Furthermore, prices of oil, natural gas and refined products generally are denominated in, or linked to, USD, while a significant portion of Eni’s expenses are incurred in euros. Accordingly, a depreciation of the USD against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in USD denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity.

Eni’s credit ratings are potentially exposed to risk from possible reductions of sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the debt instruments issued by the Company could be downgraded.

We are exposed to the liquidity risk in case the Group fails to access suitable sources of funding, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively affect the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. Global financial markets are volatile due to a number of macroeconomic risk factors, including the financial situation of certain hydrocarbons-exporting countries whose financial conditions have sharply deteriorated following the protracted downturn in crude oil prices. In the event of extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, Eni’s ability to maintain Eni’s long-term investment program may be impacted with a consequent effect on Eni’s business prospects and results of operations and cash flows.

The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments. Eni’s cash flows from operations and access to capital markets are subject to a number of variables, including but not limited to:

FINANCIAL REVIEW AND OTHER INFORMATION | RISK FACTORS AND UNCERTAINTIES	59

•	the amount of Eni’s proved reserves;

•	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells; the prices at which crude oil and natural gas are sold;

•	Eni’s ability to acquire, find and produce new reserves; and

•	the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

If revenues or Eni’s ability to borrow decrease significantly due to factors such as a prolonged decline in crude oil and natural gas prices, Eni might have limited ability to obtain the capital necessary to sustain its planned capital expenditures. If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its business prospects, results of operations and cash flows. In addition, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a growing portion of Eni’s cash flows from operations to be used for the payment of interest and principal on its debt.

We are exposed to credit risk; our counterparties could fail or could be unable to pay the amounts owed to us and to meet their performance obligations under contractual arrangements. In the last few years, the Group has experienced a level of counterparty default higher than in previous years due to the severity of the economic and financial downturn that has negatively affected several Group counterparties, customers and partners and to the fact that Italy, which is still the largest market to Eni’s gas wholesale and retail businesses, has underperformed other OECD countries in terms of GDP growth. Management believes that the Gas & Power segment is particularly exposed to credit risk due to its large and diversified customer base, which includes a large number of medium and small-sized businesses and retail customers who have been particularly hit by the financial and economic downturn. Going forward, we expect that an uncertain macroeconomic outlook in Europe and Italy will pose a risk to the Company’s ability to collect revenues in its retail gas and power business. Eni’s E&P business is significantly exposed to the credit risk because of the deteriorated financial outlook of many oil-producing countries due to continued weak oil prices, which has negatively impacted petroleum revenues of those Countries triggering financial instability. The financial difficulties of those countries have extended to state-owned oil companies and other national agencies who are partnering Eni in the execution of oil&gas projects or who are buying Eni’s equity production in a number of oil&gas projects. These trends have limited Eni’s ability to fully recover or to collect timely its trade or financing receivable or its investments towards those entities. Eni believes that the management of doubtful accounts represents an issue to the Company, which will require management focus and commitment going forward. Eni cannot exclude the recognition of significant provisions for doubtful accounts in the future. In particular, management is closely monitoring exposure to the counterpart risk in its Exploration & Production due to the magnitude of the exposure at risk and to the long-lasting effects of the oil price downturn on its industrial partners.

If any of the risks set out above materialise, they could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

60	FINANCIAL REVIEW AND OTHER INFORMATION | OUTLOOK

Outlook

Following positive trends recorded in the oil market in June and July, Eni is assuming a gradual recovery in global consumption of hydrocarbons and power in the second half of the year, particularly in Eni’s reference markets. Eni expects a rebound in energy demand in 2021.

Having considered the prospect of the pandemic having an enduring impact on the global economy and the energy scenario, management revised the Company’s outlook for crude oil prices, reducing the long-term price of the marker Brent to 60 $/barrel in 2023 real terms compared to the previous assumption of 70 $/barrel. For the years 2021-2022, Brent prices are expected at 48 and 55 $/barrel respectively (compared to the previous assumptions of 55 and 70 $/barrel). Spot gas prices at the Italian hub have been reduced by 30% in the long-term, while refining margins are expected to decline in the short term.

Eni has promptly reviewed the industrial plans to adapt the business to the crisis scenario caused by the COVID-19 pandemic, defining a set of actions and initiatives designed to strengthen liquidity and the robustness of the balance sheet, to preserve profitable operations and increase the portfolio resilience to the scenario, without impairing the Company's ability to grow as soon as macro-economic conditions improve, while accelerating its strategy to be a leader in the market supplying decarbonised products.

Considering a highly volatile scenario and ongoing disruptions in the global economy, management is disclosing a sensitivity analysis of Eni’s 2020 adjusted cash flow before working capital to changes in the scenario (see below).

The review of the industrial plan and the Group strategy in the short-medium term foresees:

•	Capex cuts of approximately €2.6 billion for 2020, approximately 35% lower than the initial capital budget; the new capex guidance for 2020 is €5.2 billion. Anticipated reductions of €2.4 billion in 2021, i.e. 30% lower than original plans. Capex revisions almost fully focused in the E&P segment.
•	Expected production of 1.71–1.76 mboe/d in 2020 including OPEC+ cuts, in line with the earlier guidance, due to capex curtailments in response to the COVID-19 crisis, a lower global gas demand also impacted by the pandemic effects and finally extension of force majeure in Libya for the FY 2020.
•	Implemented widespread initiatives to save approximately €1.4 billion of expenses in 2020; reductions of the same amount expected in 2021.
•	At management’s assumption of an average Brent price of 40 $/bbl for the FY 2020, expected adjusted cash flow before working capital changes of €6.5 billion will enable the Company to fund the expected capex for 2020. Compared to the initial guidance of €11.5 billion at a Brent price of 60 $/barrel, the shortfall is attributable to lower Brent prices (for a total effect of -€4.5 billion) and COVID-19 impact (approximately -€1.7 billion), partly offset by opex savings and positive performance equal to €1.2 billion.
•	Sensitivity of the cash flow to movements in crude oil prices: estimated approximately €170 million of cash flow variation for each one-dollar change in the Brent crude oil prices and commensurate changes in gas prices applicable to deviation in a range of 5-10 $/bbl from the base-case scenario, also assuming no further management’s initiatives and excluding effects on dividends from equity accounted entities.
•	2020 EBIT adjusted mid-downstream (G&P, R&M with pro-forma ADNOC and Versalis): €0.8 billion.
•	Eni is well equipped to withstand the downturn leveraging the resilience of its portfolio of conventional oil and gas properties with low break-even prices and a robust financial position: at June 30, 2020, the Company can count on a liquidity reserve of approximately €17.7 billion, consisting of cash of €6.5 billion, €6 billion of readily disposable securities, €0.5 billion of short term financing receivables and €4.7 billion of undrawn committed borrowing facilities.

FINANCIAL REVIEW AND OTHER INFORMATION | OUTLOOK	61

The new Shareholders’ Remuneration policy

Eni has reviewed its shareholders’ remuneration policy in order to give them maximum visibility on dividends payments and future buy back plan, as a result of a changed, highly volatile scenario and the actions undertaken to face its effects.

The new remuneration policy shall apply in the case of annual Brent prices equal to, or higher than 45$/barrel and includes:

•	an annual dividend composed of a floor amount currently set at €0.36 per share when the annual Brent scenario is at least 45 $/barrel, and a growing variable component which will increase when the Brent price grows above $45 up to $60;
•	a €400 million buy back plan which will be put in place in the case of a Brent price between 61 $/barrel amd 65 $/barrel, and a €800 million buy back plan which will be activated in the case of a Brent price higher than 65 $/barrel.

The floor dividend will increase depending on the results of the Company’s growth strategy and will be reviewed every year.

The amount of the variable component will be determined on the basis of the Brent price average expected for every year and calculated as an increasing percentage – between 30% and 45% - of the incremental free cash flow generated by the Brent price scenario (+€900 million as a result of +5$/barrel in the Brent price) in the case of Brent prices higher than 45 $/barrel and up to 60 $/barrel.

The floor dividend will be paid in 2020 notwithstanding today’s forecast of an annual average Brent price of 40 $/barrel: one third of the amount will be paid in September with the interim dividend and two thirds in May 2021 with the final dividend.

Starting from 2021 the floor dividend will be paid 50% with the interim dividend and 50% with the final dividend. The growing variable component will be fully paid with the interim dividend in the year when the conditions for its payment will occur, even if this occurs sooner than Eni’s Brent price forecasts.

The new shareholders’ remuneration policy implies a cash distribution of €0.55 per share, €0.47 per share, €0.56 per share and €0.70 per share payable in 2020, 2021, 2022 and 2023, respectively, when Eni’s Brent price forecasts are applied and without currently assuming any increase in the floor dividend.

Buy back plans equal to €400 million and €800 million could be implemented in the case of Brent price between 61$ and 65$, and higher than 65$ respectively, these represent a further progressive growth element of the remuneration policy.

62	OTHER INFORMATION

Other information

Article No. 15 (former Article No. 36) of Italian regulatory exchanges Consob (Consob Resolution No. 20249 published on December 28, 2017). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Regarding the aforementioned provisions, the Company discloses that as of June 30, 2020, eight of Eni’s subsidiaries: NAOC – Nigerian Agip Oil Co. Ltd, Eni Petroleum Co Inc, Eni Congo SA, Nigerian Agip Exploration Ltd, Eni Canada Holding Ltd, Eni Ghana Exploration and Production Ltd, Eni Trading & Shipping Inc, Eni Finance USA Inc fall within the scope of the new continuing listing standards.

The Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Subsequent events

No significant events were reported after June 30, 2020.

Transactions with related parties

For the description of the main transactions with related parties, see Note 32 of the Condensed consolidated interim financial statements.

Condensed consolidated interim

financial statements

2020

64    CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS

Consolidated Balance Sheet

		June 30, 2020		December 31, 2019
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		6,527		5,994
Financial assets held for trading	(5)	6,042		6,760
Other current financial assets	(14)	570	48	384	60
Trade and other receivables	(6)	10,700	760	12,873	704
Inventories	(7)	4,158		4,734
Income tax receivables		233		192
Other current assets	(8) (20)	3,660	227	3,972	219
		31,890		34,909
Non-current assets
Property, plant and equipment	(9)	58,627		62,192
Right-of-use assets	(10)	5,285		5,349
Intangible assets	(11)	3,086		3,059
Inventory - Compulsory stock	(7)	892		1,371
Equity-accounted investments	(13)	7,388		9,035
Other investments	(13)	932		929
Other non-current financial assets	(14)	1,237	987	1,174	911
Deferred tax assets	(19)	4,747		4,360
Income tax receivables		180		173
Other non-current assets	(8) (20)	803	119	871	181
		83,177		88,513
Assets held for sale	(21)	18		18
TOTAL ASSETS		115,085		123,440
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(16)	3,124	55	2,452	46
Current portion of long-term debt	(16)	1,518		3,156
Current portion of long-term lease liabilities	(10)	919	3	889	5
Trade and other payables	(15)	12,525	2,507	15,545	2,663
Income tax payables		301		456
Other current liabilities	(8) (20)	7,217	195	7,146	155
		25,604		29,644
Non-current liabilities
Long-term debt	(16)	22,746		18,910
Long-term lease liabilities	(10)	4,723	4	4,759	8
Provisions	(18)	13,738		14,106
Provisions for employee benefits		1,152		1,136
Deferred tax liabilities	(19)	6,018		4,920
Income tax payables		475		454
Other non-current liabilities	(8) (20)	1,790	23	1,611	23
		50,642		45,896
Liabilities directly associated with assets held for sale	(21)
TOTAL LIABILITIES		76,246		75,540
SHAREHOLDERS' EQUITY	(22)
Non-controlling interest		72		61
Eni shareholders' equity
Share capital		4,005		4,005
Retained earnings		34,480		37,436
Cumulative currency translation differences		7,047		7,209
Other reserves		1,151		1,564
Treasury shares		(581)		(981)
Interim dividend				(1,542)
Net profit (loss)		(7,335)		148
Total Eni shareholders' equity		38,767		47,839
TOTAL SHAREHOLDERS' EQUITY		38,839		47,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		115,085		123,440

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS    65

Profit and Loss Account

		First Half 2020		First Half 2019
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES AND OTHER INCOME	(25)
Sales from operations		22,030	556	36,980	695
Other income and revenues		460	19	644	7
		22,490		37,624
COSTS
Purchases, services and other	(26)	(17,186)	(3,329)	(26,791)	(4,554)
Net (impairment losses) reversals of trade and other receivables	(6)	(211)	61	(246)
Payroll and related costs	(26)	(1,542)	(19)	(1,553)	(11)
Other operating income (expense)	(20)	(373)	(75)	30	(4)
Depreciation and amortization	(9) (10) (11)	(3,857)		(3,826)
Net (impairment losses) reversals of tangible and intangible assets and right-of-use assets	(12)	(2,749)		(311)
Write-off of tangible and intangible assets	(9) (11)	(347)		(178)
OPERATING PROFIT (LOSS)		(3,775)		4,749
FINANCE INCOME (EXPENSE)
Finance income	(27)	2,153	64	1,420	41
Finance expense	(27)	(2,596)	(10)	(2,029)	(2)
Net finance income (expense) from financial assets held for trading	(27)	(7)		78
Derivative financial instruments	(20)	(76)		(21)
		(526)		(552)
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)
Share of profit (loss) from equity-accounted investments		(1,404)		52
Other gain (loss) from investments		25		94
		(1,379)		146
PROFIT (LOSS) BEFORE INCOME TAXES		(5,680)		4,343
Income taxes	(29)	(1,652)		(2,823)
Net profit (loss)		(7,332)		1,520

Attributable to Eni		(7,335)		1,516
Attributable to non-controlling interest		3		4
		(7,332)		1,520
Earnings per share attributable to Eni (€ per share)	(30)
Basic		(2.05)		0.42
Diluted		(2.05)		0.42

66    CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS

Statement of Comprehensive Income

(€ million)	Note	First Half 2020	First Half 2019

Net profit (loss)		(7,332)	1,520
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Changes of minor investments measured at fair value with effects to OCI	(22)	8
		8
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(22)	(164)	320
Change in the fair value of cash flow hedging derivatives	(22)	(123)	(564)
Share of other comprehensive income (loss) on equity-accounted investments	(22)	46	5
Tax effect	(22)	35	163
		(206)	(76)
Total other items of comprehensive income (loss)		(198)	(76)
Total comprehensive income (loss)		(7,530)	1,444
Attributable to Eni		(7,533)	1,440
Attributable to non-controlling interest		3	4
		(7,530)	1,444

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS    67

Statement of Changes in Shareholders’ Equity

		Eni shareholders’ equity
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit (loss) for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2019	(22)	4,005	37,436	7,209	1,564	(981)	(1,542)	148	47,839	61	47,900
Loss for the first six months of 2020								(7,335)	(7,335)	3	(7,332)
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Change of minor investments measured at fair value with effects to OCI					8				8		8
					8				8		8
Items that may be reclassified to profit or loss in later periods
Currency translation differences				(162)	(2)				(164)		(164)
Change in the fair value of cash flow hedge derivatives net of tax effect					(88)				(88)		(88)
Share of “Other comprehensive income (loss)” on equity-accounted investments					46				46		46
				(162)	(44)				(206)		(206)
Total comprehensive income (loss) of the period				(162)	(36)			(7,335)	(7,533)	3	(7,530)
Transactions with shareholders
Dividend distribution of Eni SpA (€0.43 per share in settlement of 2019 interim dividend of €0.43 per share)							1,542	(3,078)	(1,536)		(1,536)
Dividend distribution of other companies										(3)	(3)
Allocation of 2019 net income			(2,930)					2,930
Cancellation of treasury shares					(400)	400
Increase in non-controlling interest relating to acquisition of consolidated entities										11	11
			(2,930)		(400)	400	1,542	(148)	(1,536)	8	(1,528)
Other changes in shareholders’ equity
Long-term share-based incentive plan			2						2		2
Other changes			(28)		23				(5)		(5)
			(26)		23				(3)		(3)
Balance at June 30, 2020	(22)	4,005	34,480	7,047	1,151	(581)		(7,335)	38,767	72	38,839

68    CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS

Statement of Changes in Shareholders’ Equity (continued)

		Eni shareholders’ equity
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit (loss) for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2018		4,005	36,702	6,605	1,672	(581)	(1,513)	4,126	51,016	57	51,073
Changes in accounting policies (IAS 28)			(4)						(4)		(4)
Balance at January 1, 2019		4,005	36,698	6,605	1,672	(581)	(1,513)	4,126	51,012	57	51,069
Profit for the first six months of 2019								1,516	1,516	4	1,520
Other items of comprehensive income (loss)
Items that may be reclassified to profit or loss in later periods
Currency translation differences				320					320		320
Change in the fair value of cash flow hedge derivatives net of tax effect					(401)				(401)		(401)
Share of “Other comprehensive income (loss)” on equity-accounted investments					5				5		5
				320	(396)				(76)		(76)
Total comprehensive income (loss) of the period				320	(396)			1,516	1,440	4	1,444
Transactions with shareholders
Dividend distribution of Eni SpA (€0.41 per share in settlement of 2018 interim dividend of €0.42 per share)							1,513	(2,989)	(1,476)		(1,476)
Dividend distribution of other companies										(3)	(3)
Allocation of 2018 net income			1,137					(1,137)
Reimbursements to minority shareholders										(1)	(1)
Acquisition of treasury shares			(52)		52	(52)			(52)		(52)
			1,085		52	(52)	1,513	(4,126)	(1,528)	(4)	(1,532)
Other changes in shareholders’ equity
Long-term share-based incentive plan			4						4		4
Other changes					21				21		21
			4		21				25		25
Balance at June 30, 2019		4,005	37,787	6,925	1,349	(633)		1,516	50,949	57	51,006
Loss for the second six months of 2019								(1,368)	(1,368)	3	(1,365)
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans net of tax effect					(37)				(37)		(37)
Share of “Other comprehensive income (loss)” on equity-accounted investments relating to remeasurements of defined benefit plans					(7)				(7)		(7)
Changes of minor investments measured at fair value with effects to OCI					(3)				(3)		(3)
					(47)				(47)		(47)
Items that may be reclassified to profit or loss in later periods
Currency translation differences				284					284		284
Change in the fair value of cash flow hedge derivatives net of tax effect					(81)				(81)		(81)
Share of “Other comprehensive income (loss)” on equity-accounted investments					(11)				(11)		(11)
				284	(92)				192		192
Total comprehensive income (loss) of the period				284	(139)			(1,368)	(1,223)	3	(1,220)
Transactions with shareholders
Interim dividend distribution of Eni SpA (€0.43 per share)							(1,542)		(1,542)		(1,542)
Dividend distribution of other companies										(1)	(1)
Acquisition of treasury shares			(348)		348	(348)			(348)		(348)
			(348)		348	(348)	(1,542)		(1,890)	(1)	(1,891)
Other changes in shareholders’ equity
Long-term share-based incentive plan			5						5		5
Other changes			(8)		6				(2)	2
			(3)		6				3	2	5
Balance at December 31, 2019	(22)	4,005	37,436	7,209	1,564	(981)	(1,542)	148	47,839	61	47,900

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | FINANCIAL STATEMENTS     69

Statement of Cash Flows

(€ million)	Note	First Half 2020		First Half 2019

Net profit (loss) for the period			(7,332)		1,520
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)		3,857		3,826
Net Impairments (reversals) of tangible and intangible assets and right-of-use assets	(12)		2,749		311
Write-off of tangible and intangible assets	(9) (11)		347		178
Share of (profit) loss of equity-accounted investments	(13)		1,404		(52)
Net gain on disposal of assets			(4)		(26)
Dividend income	(28)		(72)		(89)
Interest income			(72)		(72)
Interest expense			458		521
Income taxes	(29)		1,652		2,823
Other changes			(78)		(14)
Changes in working capital:
- inventories		1,061		(102)
- trade receivables		2,016		131
- trade payables		(2,605)		(873)
- provisions		(399)		(30)
- other assets and liabilities		615		340
Cash flow from changes in working capital			688		(534)
Net change in the provisions for employee benefits			26		35
Dividends received			328		1,155
Interest received			33		32
Interest paid			(534)		(486)
Income taxes paid, net of tax receivables received			(1,072)		(2,516)
Net cash provided by operating activities			2,378		6,612
- of which with related parties	(32)		(2,312)		(2,832)
Investing activities:
- tangible assets	(9)		(2,469)		(4,109)
- intangible assets	(11)		(99)		(127)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(23)		(109)
- investments	(13)		(155)		(51)
- securities held for operating purposes			(15)		(8)
- financing receivables held for operating purposes			(85)		(87)
- change in payables in relation to investing activities			(370)		(20)
Cash flow from investing activities			(3,302)		(4,402)
Disposals:
- tangible assets			15		26
- investments			6		12
- securities held for operating purposes			12		5
- financing receivables held for operating purposes			65		56
- change in receivables in relation to disposals					95
Cash flow from disposals			98		194
Net change in securities and financing receivables held for non-operating purposes			463		(122)
Net cash used in investing activities			(2,741)		(4,330)
- of which with related parties	(32)		(643)		(1,384)
Increase in long-term financial debt	(16)		4,292		1,021
Repayments of long-term financial debt	(16)		(2,116)		(1,736)
Payments of lease liabilities	(10)		(462)		(397)
Increase (decrease) in short-term financial debt	(16)		731		52
			2,445		(1,060)
Dividends paid to Eni's shareholders			(1,534)		(1,475)
Dividends paid to non-controlling interest			(3)		(3)
Reimbursements to non-controlling interest					(1)
Acquisition of treasury shares					(46)
Net cash used in financing activities			908		(2,585)
- of which with related parties	(32)		3		(827)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			1		(1)
Effect of exchange rate changes and other changes on cash and cash equivalents			(13)		3
Net increase (decrease) in cash and cash equivalents			533		(301)
Cash and cash equivalents - beginning of the period			5,994		10,855
Cash and cash equivalents - end of the period			6,527		10,554

70    CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Notes on Condensed Consolidated Interim Financial Statements

1 | Basis of presentation

The Condensed Consolidated Interim Financial Statements as of June 30, 2020 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards (hereinafter also IFRSs) effective from January 1, 2020, disclosed in the note “IFRSs not yet adopted” of the last Consolidated Annual Financial Statements. In particular, with reference to the transactions occurred on or after January 1, 2020, Eni has applied the amendments to IFRS 3 “Definition of a Business”, which clarify the definition of a business, by adding, among others, an optional test (the so-called concentration test) to identify a concentration of fair value in a single identifiable asset or group of similar identifiable assets. The concentration test, whose optional application is available transaction by transaction, if met, will lead to the conclusion that an acquired set of activities and assets is not a business.

Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2020 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2020”. This annex includes also the changes in the scope of consolidation.

On July 29, 2020, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2020. The external auditor PricewaterhouseCoopers SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million).

2 | Changes in accounting policies

The amendments to IFRSs effective from January 1, 2020 did not have a significant impact on the Group’s financial statements.

3 | Significant accounting estimates and judgements

When preparing the Interim Financial Statements, management has analysed the significant accounting estimates and judgements made in the last Consolidated Annual Financial Statements (see the related report for more information) in order to assess any impacts of the Covid-19 pandemic; updates of the significant accounting estimates and judgements affected by the spread of the Covid-19 pandemic and the current backdrop of economic uncertainty, are disclosed below.

In particular, with reference to the impairment of non-financial assets, management has updated the price scenario of commodities to take into account: (i) the material reduction of the global energy demand due to the economic downturn triggered by the Covid-19 pandemic; (ii) the structural oversupply of the hydrocarbons market; and (iii) the significant reduction in commodity prices occurred in the period. The revised scenario foresees a long-term price of the marker Brent of 60 $/barrel in 2023 real terms compared to the previous assumption of 70 $/barrel. For the years 2020-2022, Brent prices are expected respectively at 40, 48 and 55 $/barrel (compared to the previous assumptions of 45, 55 and 70 $/barrel). The price of natural gas at the Italian spot market “PSV” is estimated at 5.5 $/mmBTU in 2023 compared to the previous assumption of 7.8 $/mmBTU. For the years 2020-2022, it is expected respectively at 3.0, 4.6 and 5.2 $/mmBTU (previously 3.9, 5.1 and 7.3 $/mmBTU). Long-term refining margins in the Mediterranean area are confirmed slightly lower than 5 $/barrel.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	71

With reference to the impairment of financial assets, in order to consider the economic downturn and the foreseeable deterioration of counterparties’ credit risk, management has updated the parameters to measure the expected credit losses. In particular, Probabilities of Default (PDs) of counterparties have been updated, also on the basis of available data supplied by external providers, to take into account, among others, forward-looking adjustments aimed to consider the expected impacts of the Covid-19 pandemic. Losses Given Default (LGDs), which include the estimate of the time value of money linked to the expected timing of recovery, have been updated by assuming a longer time to collect past due receivables. Such assumption is based essentially on the expected deferral of recovery tools that can be activated (e.g. extrajudicial or legal proceedings, etc.), as well as on the foreseeable postponements in collecting receivables towards National Oil Companies considering the impacts on the public finance of producing Countries arising from the current low commodity prices. The alterations in the macroeconomic outlook and the effects related to the revision of the price scenario drove a significant reduction in the projections of future taxable income which triggered a review of the recoverability of deferred tax assets.

4 | International Financial Reporting Standards not yet adopted

Besides the IFRSs not yet adopted already disclosed in the last Consolidated Annual Financial Statements, a brief description of the recent pronouncements from the IASB is set out below.

On May 14, 2020, the IASB issued the amendments to IAS 37 “Onerous Contracts - Cost of Fulfilling a Contract” (hereinafter the amendments to IAS 37), aimed to provide clarifications for the purpose of assessing whether a contract is onerous. The amendments to IAS 37 shall be applied for annual reporting periods beginning on or after January 1, 2022.

On May 14, 2020, the IASB issued the amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use” (hereinafter the amendments to IAS 16), aimed to state that the proceeds from selling items produced while the company is preparing the asset for its intended use shall be recognised in the profit and loss account, together with the related production costs. The amendments to IAS 16 shall be applied for annual reporting periods beginning on or after January 1, 2022.

On May 14, 2020, the IASB issued the amendments to IFRS 3 “Reference to the Conceptual Framework” (hereinafter the amendments to IFRS 3), aimed to: (i) replace all remaining references to the previous versions of the IFRS Framework with references to the new Conceptual Framework for Financial Reporting included in IFRS 3; (ii) provide clarifications on the requirements for recognising, at the acquisition date, provisions, contingent liabilities and levies assumed in a business combination; (iii) state explicitly that a contingent asset acquired in a business combination cannot be recognised. The amendments to IFRS 3 shall be applied for annual reporting periods beginning on or after January 1, 2022.

On May 14, 2020, the IASB issued the document “Annual Improvements to IFRS Standards 2018-2020 Cycle”, which includes, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual reporting periods beginning on or after January 1, 2022.

On May 28, 2020, the IASB issued the amendments to IFRS 16 “Covid-19-Related Rent Concessions” (hereinafter the amendments to IFRS 16), aimed to provide a practical expedient that permits lessees not to assess whether rent concessions that occur as a direct consequence of the Covid-19 pandemic and meet specified conditions are lease modifications and, instead, to account for those rent concessions as if they were not lease modifications. The amendments to IFRS 16 shall be applied for annual reporting periods beginning on or after June 1, 2020.

On June 25, 2020, the IASB issued the amendments to IFRS 17 “Amendments to IFRS 17” and the amendments to IFRS 4 “Extension of the Temporary Exemption from Applying IFRS 9”, related to insurance activities, providing, among others, the deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023.

72	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

On July 15, 2020, the IASB issued the amendments to IAS 1 “Classification of Liabilities as Current or Non-current—Deferral of Effective Date”, aimed to defer the effective date of the amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-current”, issued by the IASB on January 23, 2020, by one year to annual reporting periods beginning on or after January 1, 2023.

The related EU endorsement activities are still in progress. Eni is currently reviewing the International Financial Reporting Standards not yet adopted in order to determine the likely impact on the Group’s financial statements.

5 | Financial assets held for trading

(€ million)	June 30, 2020	December 31, 2019

Bonds issued by sovereign states	1,492	1,462
Other	4,550	5,298
	6,042	6,760

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2019.

The fair value hierarchy is level 1 for €5,499 million and level 2 for €543 million. During the first half of 2020, there were no significant transfers between the different hierarchy levels of fair value.

6 | Trade and other receivables

(€ million)	June 30, 2020	December 31, 2019

Trade receivables	6,553	8,519
Receivables from divestments	30	30
Receivables from joint ventures in exploration and production activities	2,521	2,637
Other receivables	1,596	1,687
	10,700	12,873

The decrease in trade receivables of €1,966 million was mainly due to lower hydrocarbons prices.

In the first half of 2020, Eni divested without recourse receivables due beyond June 30, 2020 for €1,008 million (€1,782 million at December 31, 2019 due in 2020). Derecognized receivables related to trade receivables of the Gas & Power segment for €282 million and to the Refining & Marketing and Chemical segment for €726 million.

Receivables from joint ventures in exploration and production activities included amounts due by partners in unincorporated joint operations in Nigeria for €982 million (€1,052 million at December 31, 2019) in respect of the contractual recovery of expenditures incurred at certain projects operated by Eni. The amount due by the Nigerian national oil company NNPC was €697 million (€764 million at December 31, 2019), of which 80% is overdue. A share of this overdue amount is subject to a “Repayment Agreement”, whereby Eni is to be reimbursed through the sale of the profit oil attributable to NNPC in certain rig-less petroleum initiatives with low mineral risk. Based on Eni’s current Brent price scenario, the reimbursement is expected to be accomplished over the next two to three years. This plan has allowed to recover about 50% of the original past due amount. Residual amounts past due related to current investment activities and were assessed based on more conservative assumptions than the ones adopted in previous reporting periods to factor in an increased counterparty risk due to COVID-19 developments. A privately-held Nigerian oil company owed us €151 million which were past due at the reporting date. These amounts were stated net of a provision based on the loss given default (LGD) defined by Eni for international oil companies in a default state.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	73

Receivables from other counterparties comprised €318 million (€373 million at December 31, 2019) of past due trade receivables owed by the State-owned oil company of Venezuela, PDVSA, in relation to gas equity volumes supplied by the joint venture Cardón IV, equally participated by Eni and Repsol. Those trade receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts estimated on the basis of average recovery percentages obtained by creditors in the context of sovereign defaults, adjusted to reflect the strategic value of the Oil & Gas sector, and also applied for assessing the recoverability of the carrying amount of the investment and the long-term interest in the initiative, as described in note 14 – Other financial assets. Risks associated with the complex financial outlook of the Country and the deteriorated operating environment were appreciated in the estimation of the expected loss by assuming a deferral in the timing of collection of future revenues and overdue credit amounts. In the first half of the year, the percentages of collection of gas sales by the joint venture were in line with the estimated assumptions; therefore, the assessment of the recoverability of these receivables and the estimated expected loss made in the Annual Report 2019 were retained.

Trade and other receivables were stated net of a valuation allowance for doubtful accounts of €3,374 million (€3,246 million at December 31, 2019).

Net (impairment losses) reversals of trade and other receivables are disclosed as follows:

(€ million)	First Half 2020	First Half 2019

Net (impairment losses) reversals of trade and other receivables
New or increased provisions	(297)	(292)
Credit losses	(4)	(7)
Reversals	90	53
	(211)	(246)

Additions to the allowance for doubtful accounts for trade and other receivables related: (i) for €162 million to the Exploration & Production segment provisions in relation to cash calls towards joint operators – State oil Companies or International Oil Companies – in oil projects operated by Eni (ii) for €117 million to the Gas & Power segment, particularly in the retail business.

In the preparation of this interim report, in light of the widespread economic and financial impacts of the COVID-19 pandemic crisis on the counterparty risk, management has reviewed its assumptions underlying the recoverability of outstanding receivables owned to the Company by its clusters of clients mainly relating to receivables for the supply of hydrocarbons and products to retail customers, businesses and national oil companies as well as receivables owed by joint operators for cash call in Eni-led upstream projects. The review of recoverability assumptions comprised both an extension in the timing of credit collection and a steep-up in the probabilities of default applicable across the Company’s customer classes. These updated assumptions were based on accumulated experience, on independent assessments of the expected increase in the probability of default (PD) of commercial counterparts over a twelve-month time horizon to factor in the financial impact of the ongoing crisis, as well as on updated evaluations of the probability of unfavorable developments in the operating environment of the main countries where Eni is conducting oil&gas operations leading to an increased risk applicable to our counterparts national oil companies. As a result of these review, management doubled the PD applicable to business partners, and increased by 50% the loss ratio applicable to the revenues accrued in the period in the retail Gas & Power segment. The valuation allowance calculated against all receivable amounts past due were assessed by applying a one-year delay to the credit collection resulting in an increased time value.

Utilizations in the Exploration & Production segment of €75 million related for €63 million to the derecognition of receivables from PDVSA following in-kind reimbursements with uncollected amounts covered by the expected loss allocated to the provision for doubtful accounts.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

74	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

7 | Non-current and current inventories

Current inventories are disclosed as follows:

(€ million)	Current inventories

Gross carrying amount at December 31, 2019	5,111
Write down provisions at December 31, 2019	377
Net carrying amount at December 31, 2019	4,734
Changes of the period	(582)
Other changes	6
Net carrying amount at June 30, 2020	4,158
Gross carrying amount at June 30, 2020	4,607
Write down provisions at June 30, 2020	449

Current inventories included certificates and emission rights of €20 million (€15 million at December 31, 2019) measured at the fair value based on market prices. The fair value hierarchy is level 1.

Non-current inventories are disclosed as follows:

(€ million)	Non-current inventories

Gross carrying amount at December 31, 2019	1,380
Write down provisions at December 31, 2019	9
Net carrying amount at December 31, 2019	1,371
Changes of the period	(480)
Other changes	1
Net carrying amount at June 30, 2020	892
Gross carrying amount at June 30, 2020	983
Write down provisions at June 30, 2020	91

Non-current inventories held for compliance purposes related to Italian subsidiaries for €873 million (€1,353 million at December 31, 2019) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

The decrease in current and non-current inventories was due to the alignment of the book values to their net realizable values, which were affected by a drop in hydrocarbons prices.

8 | Other assets and liabilities

	June 30, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current

Fair value of derivative financial instruments	2,292	72	2,654	173	2,573	54	2,704	50
Contract liabilities			1,568	425			1,669	456
Other Taxes	582	260	2,150	45	766	223	1,411	63
Other	786	471	845	1,147	633	594	1,362	1,042
	3,660	803	7,217	1,790	3,972	871	7,146	1,611

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets included non-current receivables for divesting activities for €11 million (same amount as of December 31, 2019).

Contract liabilities included: (i) advances denominated in local currency of €915 million (€1,228 million at December 31, 2019) relating to future supplies of equity hydrocarbons to our Egyptian State-owned partners in relation to the operations of Eni’s Concession Agreements in the Country, in particular, among these, the Zohr project; (ii) the current portion of advances received by Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity for €63 million (€64 million at December 31, 2019), the non-current portion amounting to €424 million (€455 million at December 31, 2019).

CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS	75

Other current liabilities included overlifting imbalances of the Exploration & Production segment for €599 million (€917 million at December 31, 2019).

Other non-current liabilities included cautionary deposits from retail customers for the supply of gas and electricity of €231 million (same amount as of December 31, 2019).

Transactions with related parties are described in note 32 – Transactions with related parties.

9 | Property, plant and equipment

(€ million)	Property, plant and equipment

Gross carrying amount at December 31, 2019	192,815
Provisions for depreciation and impairments at December 31, 2019	130,623
Net carrying amount at December 31, 2019	62,192
Additions	2,469
Depreciation capitalized	74
Depreciation (*)	(3,304)
Impairment losses	(2,688)
Write-off	(344)
Currency translation differences	98
Other changes	130
Net carrying amount at June 30, 2020	58,627
Gross carrying amount at June 30, 2020	194,646
Provisions for depreciation and impairments at June 30, 2020	136,019

(*) Before capitalization of depreciation

Capital expenditures related to the Exploration & Production segment for €2,010 million (€3,621 million in the first half of 2019).

Information about the impairment review performed in this interim report is reported in note 12 –Impairment review of tangible and intangible assets and right-of-use assets.

Currency translation differences primarily related to subsidiaries which utilize the US dollar as functional currency for €192 million and, as negative, to subsidiaries which utilize the British pound as functional currency for €76 million.

Other changes included the initial recognition and re-measurement of asset retirement costs, decommissioning provisions and social projects of the Exploration & Production of €88 million due to a decrease in the discount rates in relation to expansionary monetary policies adopted by central banks in response to the financial crisis caused by the COVID-19 pandemic.

76	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total

Book amount at December 31, 2019	46,492	1,563	7,412	55,467
Additions		241	1,740	1,981
Depreciation capitalized		4	70	74
Depreciation (a)	(3,013)			(3,013)
Impairment losses	(1,119)		(535)	(1,654)
Write-off		(335)	(8)	(343)
Currency translation differences	77	6	19	102
Transfers	1,467	(5)	(1,462)
Other changes	(23)	(21)	135	91
Book amount at June 30, 2020	43,881	1,453	7,371	52,705

(a) Before capitalization of depreciation.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related to progress in the development of reserves primarily in Egypt, United States, Iraq, Mexico, Italy and Algeria.

Exploration and appraisal activities of the first half of 2020 included write-offs of unsuccessful exploration wells costs for €335 million mainly in Libya, United States, Egypt, Oman, Angola, Mexico and Lebanon.

Unproved mineral interests, classified as tangible assets in progress, included the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties in exploration/pre-development phase. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Total

Book amount at the December 31, 2019	253	939	139	162	115	19	535	2,162
Net (impairments) reversals	(5)		(139)	(59)				(203)
Reclassification to proved mineral interest			(3)				(26)	(29)
Currency differences and other changes	1	3	3	2			2	11
Book amount at June 30, 2020	249	942		105	115	19	511	1,941

Unproved mineral interests comprised the Oil Prospecting License 245 property (“OPL 245”), located offshore Nigeria, for €877 million corresponding to the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the property, with the partner Shell acquiring the remaining 50%. As of June 30, 2020, the net book value of the property amounted to €1,189 million, including capitalized exploration costs and pre-development costs. The acquisition of OPL 245 is subject to judicial proceedings in Italy and in Nigeria for alleged corruption and money laundering in respect of the Resolution Agreement signed on April 29, 2011, relating to the purchase of the license by Eni and Shell. This proceeding is fully disclosed in note 24 – Guarantees, Commitments and Risks. The impairment test of the asset confirmed the book value also considering a stress test assuming possible delays in the start of development activities. The impairment review was based on assumption that the exploration licence due to expire in May 2021 will be renewed or converted into a mining licence. Currently, contacts are underway with the Government of Nigeria on a possible resolution of the matter. In case of negative developments, Eni intends to act vigorously to defend its interests by activating all the measures provided for by international treaties to protect investments.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	77

10 | Right-of-use assets and lease liabilities

(€ million)	Right of use assets	Lease Liabilities
Gross carrying amount at December 31, 2019	6,351
Provisions for amortization and impairment at December 31, 2019	1,002
Net carrying amount at December 31, 2019	5,349	5,648
Additions	545	545
Decreases		(462)
Depreciation(a)	(487)
Impairment losses	(33)
Other changes	(89)	(89)
Net carrying amount at June 30, 2020	5,285	5,642
Gross carrying amount at June 30, 2020	6,705
Provisions for depreciation and impairment at June 30, 2020	1,420

(a) Before capitalization of depreciation for tangible assets

Right-of-use assets (RoU) related for €3,788 million to the Exploration & Production segment and mainly comprised leases of certain FPSO vessels utilized in offshore OCTP projects in Ghana and in Angola (Block 15/06 West and East hub) for €3,076 million, as well as the long-term lease of offshore rigs in relation to the lease component. In the other segments, RoU mainly related to the rental of buildings, lands, service stations, depots, time charters and other minor assets.

Lease liabilities related for €1,876 million (€1,976 million at December 31, 2019) to the portion of the liabilities attributable to the joint operators in Eni-led projects which will be recovered through the mechanism of the cash calls.

The short-term portion of liabilities for leased assets amounted to €919 million (€889 million at December 31, 2019).

11 | Intangible assets

(€ million)	Intangible assets with finite useful lives	Goodwill	Total
Gross carrying amount at December 31, 2019	7,718
Provisions for amortization and impairment at December 31, 2019	5,924
Net carrying amount at December 31, 2019	1,794	1,265	3,059
Additions	99		99
Amortization	(140)		(140)
Impairments	(28)		(28)
Write-off	(3)		(3)
Change in the scope of consolidation	11	85	96
Other changes	2	1	3
Net carrying amount at June 30, 2020	1,735	1,351	3,086
Gross carrying amount at June 30, 2020	7,815
Provisions for amortization and impairment at June 30, 2020	6,080

Additions of €99 million (€127 million in the first half of 2019) included the capitalization of costs for customer acquisition in the Gas & Power segment for €57 million (€56 million in the first half 2019) and a signature bonus of €6 million in the Exploration & Production segment (€37 million in the first half 2019) for the acquisition of exploration permits in Albania and Oman and for the extension of an exploration permit in Gabon.

Write-offs related to an exploration permit in the United Kingdom.

78	CONSOLIDATED INTERIM FINANCIAL STATEMENTS I NOTES ON FINANCIAL STATEMENTS

As of June 30, 2020, the carrying amount of intangible assets with finite useful life included proved mineral interests. The analysis by type of asset is as follows:

(€ million)	June 30, 2020	December 31, 2019
Proved licence and leasehold property acquisition costs	240	291
Unproved licence and leasehold property acquisition costs	713	709
Other mineral interests	28	31
	981	1,031

Change in the scope of consolidation of goodwill related for €77 million to the acquisition of the 70% stake in Evolvere, a group operating in solar distributed generation from renewable sources.

As of June 30, 2020, the carrying amount of goodwill was net of cumulative impairment charges amounting to €2,451 million.

In the first half of 2020, management did not identify any impairment indicator relating to goodwill.

12 | Impairment review of tangible and intangible assets and right-of-use assets

The criteria adopted to identify the Group’s Cash Generating Units (CGU) and to perform the impairment review of the recoverability of the carrying amounts of fixed assets remain unchanged from the Annual Report 2019 (see note 14 – Impairment review of tangible and intangible assets and right-of-use assets of the Annual Report 2019).

The global recession triggered by lockdown measures adopted by governments around the world to counter the spread of the COVID-19 pandemic caused a collapse in global demand for oil, natural gas and other energy products (a contraction of around 9 million/barrels per day in global crude oil demand is estimated in 2020). Beside the shock in the demand, the oil price was negatively and materially affected by a supply glut due to the contradictory response of OPEC+ to the pandemic crisis during the month of March. In this scenario, the price of oil plunged to historical lows, below 15 $/barrel between late March and early April. The oil markets have found a better balance beginning from May, when a new round of significant production cuts were implemented by the OPEC+ agreement, while a progressive easing of lockdown measures enabled a partial resumption of economic activities and travels. In the first half of the year, the average price of the Brent crude oil was 40 $/barrel (-40% versus the first half of 2019). In the first half of the year, the price of natural gas also recorded historic lows with an average price of 3 $/mmBTU recorded at the Italian spot reference market (-52%).

As of the end of the first half 2020, having considered the prospect of the pandemic having an enduring impact on the global economy and the energy scenario, Eni has revised its view of market fundamentals to factor in certain emerging trends. Management considered the risks that the lockdown measures in response to COVID-19 could have structural effects on industrial production, international trade and travel, resulting in a prolonged period of weaker energy demand than pre-pandemic trends, including the spread of new consumption models that could lead to demand destruction. Furthermore, the massive actions in support of the economy implemented by governments in particular in Europe have a strong environmental footprint and are supportive of a green economy leading to a potential acceleration in the pace of energy transition and replacement of hydrocarbons in the energy mix. Based on these considerations, the Company has revised its forecast for hydrocarbons prices, which are the main driver of capital allocation decisions and of the recoverability assessment of the book values of our non-current assets.

The revised scenario adopted by Eni foresees a long-term price of the marker Brent of 60 $/barrel in 2023 real terms compared to the previous assumption of 70 $/barrel. For the years 2021 and 2022, Brent prices are expected respectively at 48 and 55 $/barrel (compared to the previous assumptions of 55 and 70 $/barrel).

The price of natural gas at the Italian spot market “PSV” is estimated at 5.5 $/mmBTU in real terms 2023 compared to the previous assumption of 7.8 $/mmBTU.

Management also revised the industrial plans for 2020 and 2021 by re-phasing a number of projects mainly in the Exploration & Production segment and reduced planned capital expenditures for 2020 and 2021 by €2.6 billion and €2.4 billion, respectively, compared to the initial budget (down by -35% and -30%) with the aim of protecting the Company's financial position at a time of significant contraction in the prices of commodities and in the cash flows.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	79

The Refining & Marketing business line was adversely affected by lower refining margins, the appreciation of sour crude oils towards medium/light qualities such as Brent with a significant reduction in the profitability of conversion plants, as well as a contraction in the demand for fuels in all segments (jet fuel, diesel and gasoline). Versalis was affected by a significant reduction in demand in the segments most exposed to the COVID-19 crisis such as elastomers following to the contraction in the automotive sector, while the cracker margin and polyethylene were supported both by the reduction in the cost of the oil feedstock and by strong demand for single use plastics and packaging as consequence of higher demand for goods related to "stay-at-home economy".

Considering the impairment indicators in the trading environment for the first half of 2020 and the review of the hydrocarbons pricing outlook and of the industrial plans, management performed an impairment review at 100% of the Group CGUs comprising property, plant and equipment and goodwill as well as of all equity-accounted investments (see note 13 - Investments).

The discount rates applied in the recoverability assessment, equal to the Group weighted average cost of capital adjusted for the country risk of each CGU, were retained in line to the values adopted in the Annual Report 2019 (Group average 7.4%), having considered to not incorporate a reduction in the yield of risk-free assets in the light of the volatility of the scenario.

Based on the scenario review and updated assumptions regarding the production of the reserves following the re-phasing of the capex and the optimization of assets set-up in response to a profoundly changed trading environment, management recognized asset impairments for €2,749 million.

In the Exploration & Production segment, impairment losses of €1,681 million relating essentially to assets in production were driven by a changed outlook for hydrocarbons prices and capex review. The main amounts were recorded in Italy, USA, Algeria, Congo, Turkmenistan and Libya. Individual impairment losses of significant amount were recorded at three assets, with cash flows discounted by using post-tax discount rates in a range of 6.5-7.5%, equivalent to pre-tax rates in a range of 12.5-14.5%.

In the refining business, impairment losses of €994 million mainly related to Sannazzaro and Milazzo plants driven by a deteriorated refining margins outlook and narrowing price differentials between sour crudes vs. light-sweat crudes. The impairment test was performed on the basis of a post-tax rate of 6.6% equivalent to a pre-tax rates comprised in a range of 7.9-9.3%.

The value-in-use of Eni’s oil & gas assets at the long-term scenario of 60 $/barrel reported a significant headroom compared to the book values, supporting the recoverability of the consolidated net assets amounting to €39 billion, given the presence of an impairment indicator represented by a market capitalization 20% lower than the book value at the closing date.

13 | Investments

Equity-accounted investments

(€ million)	Equity-accounted investments
Carrying amount at December 31, 2019	9,035
Additions and subscriptions	150
Share of profit (loss) of equity-accounted investments	(1,404)
Deduction for dividends	(221)
Currency translation differencies	(228)
Other changes	56
Carrying amount at June 30, 2020	7,388

Acquisitions and share capital increases mainly related: (i) for €72 million to the acquisition of the 49% stake in Novis Renewables Holdings Llc and the 50% stake in Novis Renewables Llc and the subsequent capital increase of both companies as part of the partnership with Falck Renewables for the joint development of renewable energy projects in the United States (ii) for €38 million to a capital contribution made to Lotte Versalis Elastomers Co Ltd, a joint venture operating in production of elastomers in South Korea.

80	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

The accounting under the equity method included losses for €1,430 million primarily related to: (i) Vår Energi AS for €750 million due to impairment losses recorded at the CGUs of the investment in relation a revised long-term outlook for hydrocarbons prices and exchange rate losses; (ii) Abu Dhabi Oil Refining Co (Takreer) for €328 million due in particular to a weaker refining scenario, impairment losses at non-current assets driven by lower margins and the recognition of a significant loss in the alignment of the book values of inventories at their net realizable values; (iii) Saipem SpA for €276 million due to a weaker scenario, characterized by strong uncertainty caused by the COVID-19 pandemic, and lower demand for oil and gas services which led to the recognition of impairment losses in particular in the Offshore Drilling CGU.

As of June 30, 2020, the carrying amount and the market value of Saipem SpA, the only company owned by Eni listed in a regulated stock market, was as follows:

		Saipem SpA
Number of shares held		308,767,968
% of the investment		31.24
Share price	(€)	2.219
Market value	(€ million)	685
Book value	(€ million)	978

As of June 30, 2020, the fair value of Saipem was 30% lower than the book value in Eni’s financial statements. Due to this impairment indicator, given the volatility of the stock and the significant spending cuts implemented by the oil companies in the short and medium term in response to the collapse in hydrocarbons prices, management performed an impairment test of the book value of the investment based on an internal estimation of the value in use of the investment, which confirmed the carrying amount.

As of June 30, 2020, the book value of the investments included Vår Energi SA for €1,387 million, Abu Dhabi Oil Refining Co (Takreer) for €2,515 million, Angola LNG Ltd for €1,144 million and Saipem SpA for €978 million.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2019	929
Additions and subscriptions	5
Change in the fair value with effects to OCI	8
Other changes	(10)
Carrying amount at June 30, 2020	932

The fair value of the main non-controlling interests in unquoted undertakings, classified within level 3 of the fair value hierarchy, was primarily estimated based on a methodology that combines expected additional earnings and sum-of-the-parts measurements (so-called residual income approach) and takes into account, inter alia, the following inputs: (i) expected results, as a gauge of the future profitability of the investees, derived from the business plans, but adjusted, where appropriate, to include the assumptions that market participants would incorporate; (ii) the cost of capital, adjusted to include the risk premium of the specific country in which each investee operates. Changes of 1% of the cost of capital considered in the valuation do not produce significant changes at the fair value evaluation.

Dividends paid by those investments are disclosed in note 28 – Income (expense) from investments.

Investments in subsidiaries, joint arrangements, associates and significant investments as of June 30, 2020 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2020”.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	81

14 | Other financial assets

	June 30, 2020		December 31, 2019
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	52	1,179	60	1,119
Short-term financing receivables held for operating purposes	28		37
	80	1,179	97	1,119
Financing receivables held for non-operating purposes	490		287
	570	1,179	384	1,119
Securities held for operating purposes		58		55
	570	1,237	384	1,174

Financing receivables are stated net of the valuation allowance for doubtful accounts of €383 million (€379 million at December 31, 2019).

Financing receivables held for operating purposes primarily related to funds provided to joint agreements and associates for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€1,108 million) and in the Gas & Power segment (€31 million). These receivables are the expression of long-term interests in the underlying industrial initiatives. The largest exposure is towards the joint venture Cardón IV SA (Eni's interest 50%) in Venezuela, which is currently operating the Perla offshore gas field, for €603 million (€563 million at December 31, 2019). In addition to the expected credit loss model, this financing receivable was assessed on the basis of the recoverability of the investment made by the JV for the development of the Perla field corresponding to the future cash flows of the project adjusted to price possible difficulties in converting future gas sales into cash, essentially assuming a deferral in the timing of revenues collection. The same method was used to estimate the recoverable amount of the overdue trade receivables (see note 6 – Trade and other receivables). The collections recorded in the first half 2020 confirmed the recoverability assessment made in the Annual Report 2019.

The valuation at fair value of non-current financing receivables held for operating purposes of €1,179 million has been estimated based on the present value of expected future cash flows.

Financing receivables held for non-operating purposes primarily related to bank deposits and restricted deposits in escrow to guarantee transactions on derivative contracts.

Fair value of securities derived from quoted market prices and amounted to €59 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

15 | Trade and other payables

(€ million)	June 30, 2020	December 31, 2019
Trade payables	7,943	10,480
Down payments and advances from joint ventures in exploration & production activities	324	401
Payables for purchase of non-current assets	1,907	2,276
Payables due to joint ventures in exploration & production activities	1,209	1,236
Other payables	1,142	1,152
	12,525	15,545

The decrease in trade payables of €2,537 million was mainly due by lower prices of crude oil purchases.

Payables due to related parties are described in note 32 – Transactions with related parties.

82	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

16 | Financial debts

	June 30, 2020				December 31, 2019
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	1,867	755	2,820	5,442	187	504	2,341	3,032
Ordinary bonds		728	19,499	20,227		2,642	16,137	18,779
Convertible bonds			394	394			393	393
Commercial papers	1,004			1,004	1,778			1,778
Other financial institutions	253	35	33	321	487	10	39	536
	3,124	1,518	22,746	27,388	2,452	3,156	18,910	24,518

Financial debts increased by €2,870 million essentially following new issuances of the period.

Commercial papers were issued by the Group’s financial subsidiaries.

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of June 30, 2020, debts subjected to restrictive covenants amounted to €1,126 million (€1,243 million at December 31, 2019). Eni was in compliance with those covenants.

Ordinary bonds were issued as a part of the Euro Medium Term Notes Program for a total of €16,465 million. Other bonds amounted to €3,762 million.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	83

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,200	38	1,238	EUR		2025		3.750
Eni SpA	1,000	27	1,027	EUR		2023		3.250
Eni SpA	1,000	10	1,010	EUR		2029		3.625
Eni SpA	1,000	1	1,001	EUR		2026		1.500
Eni SpA	1,000		1,000	EUR		2031		2.000
Eni SpA	1,000	(1)	999	EUR		2030		0.625
Eni SpA	1,000	(7)	993	EUR		2026		1.250
Eni SpA	900		900	EUR		2024		0.625
Eni SpA	800	12	812	EUR		2021		2.625
Eni SpA	800	(6)	794	EUR		2028		1.625
Eni SpA	750	3	753	EUR		2024		1.750
Eni SpA	750		750	EUR		2027		1.500
Eni SpA	750	(1)	749	EUR		2034		1.000
Eni SpA	700	(1)	699	EUR		2022		0.750
Eni SpA	650		650	EUR		2025		1.000
Eni SpA	600	(1)	599	EUR		2028		1.125
Eni Finance International SA	1,563	(4)	1,559	USD	2026	2027		variable
Eni Finance International SA	795		795	EUR	2025	2043	1.275	5.441
Eni Finance International SA	110	2	112	GBP		2021		4.750
Eni Finance International SA	25		25	YEN		2021		1.955
	16,393	72	16,465
Other bonds
Eni SpA	893	5	898	USD		2023		4.000
Eni SpA	893	3	896	USD		2028		4.750
Eni SpA	893	(1)	892	USD		2029		4.250
Eni SpA	402	4	406	USD		2020		4.150
Eni SpA	313		313	USD		2040		5.700
Eni USA Inc	357		357	USD		2027		7.300
	3,751	11	3,762
	20,144	83	20,227

As of June 30, 2020, bonds maturing within 18 months amounted to €1,355 million. During the first half of 2020, new bonds issued amounted to €3,490 million.

The following table provides a breakdown of convertible bonds issued by Eni SpA as of June 30, 2020:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Eni SpA	400	(6)	394	EUR	2022	0.000

The non-dilutive equity-linked bond provides for a redemption value linked to the market price of Eni’s shares. The bondholders have "conversion" rights at certain times and/or in the presence of certain events, while the bonds will be cash-settled. Accordingly, to hedge its exposure, Eni purchased cash-settled call options relating to Eni shares that will be settled on a net cash basis. The bond conversion price is equal €17.62 and includes a 35% premium with respect to the Eni’s share reference price at the date of issuance. The convertible bond is measured at amortized cost. The conversion option, embedded in the financial instrument issued, and the call option on Eni’s shares acquired are valued at fair value with effects recognized through profit and loss.

84	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €16.4 billion were drawn as of June 30, 2020.

As of June 30, 2020, Eni retained undrawn borrowing facilities amounting to €7,773 million (€13,299 million at December 31, 2019) and undrawn long-term committed borrowing facilities of €4,668 million (€4,667 million at December 31, 2019). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

As of June 30, 2020, Eni did not identify any default on covenants or other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

(€ million)	June 30, 2020	December 31, 2019
Ordinary bonds	21,786	19,173
Convertible bonds	456	402
Banks	3,597	2,904
Other financial institutions	68	49
	25,907	22,528

Fair value of financial debt has been estimated based on the present value of expected future cash flows discounted at rates ranging from -0.4% to 0.9% (-0.3% and 2.0% at December 31, 2019).

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

(€ million)	Long-term debt and current portion of long- term debt	Short-term debt	Long-term and current portion of long- term lease liabilities	Total
Carrying amount at December 31, 2019	22,066	2,452	5,648	30,166
Cash flows	2,176	731	(462)	2,445
Currency translation differences	8	(88)	10	(70)
Other non-monetary changes	14	29	446	489
Carrying amount at June 30, 2020	24,264	3,124	5,642	33,030

Transactions with related parties are described in note 32 – Transactions with related parties.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	85

17 | Information on net borrowings

The analysis of net borrowings was as follows:

	June 30, 2020			December 31, 2019
(€ million)	Current	Non-current	Total	Current	Non- current	Total
A. Cash and cash equivalents	6,527		6,527	5,994		5,994
B. Held-for-trading financial assets	6,042		6,042	6,760		6,760
C Liquidity (A+B)	12,569		12,569	12,754		12,754
D. Financing receivables	490		490	287		287
E. Short-term debt towards banks	1,867		1,867	187		187
F. Long-term debt towards banks	755	2,820	3,575	504	2,341	2,845
G. Bonds	728	19,893	20,621	2,642	16,530	19,172
H. Short-term debt towards related parties	55		55	46		46
I. Other short-term liabilities	1,202		1,202	2,219		2,219
J. Other long-term liabilities	35	33	68	10	39	49
K. Total borrowings before lease liabilities (E+F+G+H+I+J)	4,642	22,746	27,388	5,608	18,910	24,518
L. Net borrowings before lease liabilities (K-C-D)	(8,417)	22,746	14,329	(7,433)	18,910	11,477
M. Lease liabilities	916	4,719	5,635	884	4,751	5,635
N. Lease liabilities towards related parties	3	4	7	5	8	13
O. Total borrowings including lease liabilities (K+M+N)	5,561	27,469	33,030	6,497	23,669	30,166
P. Net borrowings including lease liabilities (O-C-D)	(7,498)	27,469	19,971	(6,544)	23,669	17,125

Cash and cash equivalents included approximately €440 million subject to foreclosure by third parties reduced to approximately €198 million at the end of July as a consequence of reductions determined by the competent judicial authorities.

Liabilities for leased assets related for €1,876 million to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process.

Financial assets held for trading are disclosed in note 5 – Financial assets held for trading.

Financial receivables are disclosed in note 14 – Other financial assets.

Financial liabilities are disclosed in note 16 – Financial debts.

18 | Provisions

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2019	14,106
New or increased provisions	324
Initial recognition and changes in estimates	88
Accretion discount	69
Reversal of utilized provisions	(720)
Reversal of unutilized provisions	(72)
Currency translation differences	(46)
Other changes	(11)
Carrying amount at June 30, 2020	13,738

Provisions recognized in the first half of 2020 primarily related to environmental costs and contractual disputes.

The increase in initial recognition and re-measurement of the decommissioning provision of the Exploration & Production segment was due as consequence of the decrease in the discount rates in relation to expansionary monetary policies adopted by central banks in response to the financial crisis due to the COVID-19 pandemic.

Utilizations related to the progress in spending the accrued amounts in environmental remediation projects and compensations for insurance claims.

86	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

19 | Deferred tax assets and liabilities

(€ million)	June 30, 2020	December 31, 2019
Deferred tax liabilities before offsetting	9,092	9,583
Deferred tax assets available for offset	(3,074)	(4,663)
Deferred tax liabilities	6,018	4,920
Deferred tax assets before offsetting (net of accumulated write-downs)	7,821	9,023
Deferred tax liabilities available for offset	(3,074)	(4,663)
Deferred tax assets	4,747	4,360

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting, net of accumulated write-downs
Carrying amount at December 31, 2019	9,583	(15,767)	6,744	(9,023)
Changes of the period	(495)	(948)	2,179	1,231
Currency translation differences	1	9	(10)	(1)
Other changes	3	(9)	(19)	(28)
Carrying amount at June 30, 2020	9,092	(16,715)	8,894	(7,821)

Income taxes are described in note 29 – Income taxes.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	87

20 | Derivative financial instruments

	June 30, 2020			December 31, 2019
	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
(€ million)
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	78	69	2	97	43	2
- Interest currency swap	47	5	2	26		2
- Outright	2	4	2	8	5	2
	127	78		131	48
Derivatives on interest rate
- Interest rate swap	17	91	2	13	34	2
	17	91		13	34
Derivatives on commodities
- Future	884	905	1	192	181	1
- Over the counter	217	230	2	89	58	2
- Other	19	1	2	12		2
	1,120	1,136		293	239
	1,264	1,305		437	321
Trading derivatives
Derivatives on commodities
- Over the counter	2,175	2,106	2	2,387	1,953	2
- Future	370	566	1	348	313	1
- Options	7	5	2	21	22	2
	2,552	2,677		2,756	2,288
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	9	401	2	1	596	2
- Future	162	28	1	34	148	1
- Options		39	2		2	2
	171	468		35	746
Option embedded in convertible bonds	5	5	2	11	11	2
Gross amount	3,992	4,455		3,239	3,366
Offsetting	(1,628)	(1,628)		(612)	(612)
Net amount	2,364	2,827		2,627	2,754
Of which:
- current	2,292	2,654		2,573	2,704
- non-current	72	173		54	50

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

During the first half of 2020, there were no transfers between the different hierarchy levels of fair value.

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodity was as follows:

(€ million)	First Half 2020	First Half 2019
Net income (loss) on cash flow hedging derivatives	(1)
Net income (loss) on other derivatives	(372)	30
	(373)	30

88	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Effects recognized in finance income (loss)

Finance income (loss) on derivative financial instruments consisted of the following:

(€ million)	First Half 2020	First Half 2019
Derivatives on exchange rate	(28)	(3)
Derivatives on interest rate	(48)	(18)
	(76)	(21)

Finance income (loss) with related parties is disclosed in note 32 — Transactions with related parties.

21 | Assets held for sale and liabilities directly associated with assets held for sale

As of June 30, 2020, assets held for sale of €18 million (same amount as of December 31, 2019) related to tangible assets.

22 | Shareholders’ equity

Eni shareholders’ equity

(€ million)	June 30, 2020	December 31, 2019
Share capital	4,005	4,005
Retained earnings	34,480	37,436
Cumulative currency translation differences	7,047	7,209
Legal reserve	959	959
Reserve for treasury shares	581	981
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(530)	(465)
Reserve related to the defined benefit plans net of tax effect	(175)	(173)
Other comprehensive income on equity-accounted investments	106	60
Other comprehensive income on other investments	20	12
Other reserves	190	190
Treasury shares	(581)	(981)
Interim dividend		(1,542)
Net profit (loss)	(7,335)	148
	38,767	47,839

As of June 30, 2020, the parent company’s issued share capital consisted of €4,005,358,876 (same amounts as of December 31, 2019) represented by 3,605,594,848 ordinary shares without nominal value (3,634,185,330 at December 31, 2019).

On May 13, 2020, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of €0.43 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2019 dividend of €0.86 per share, of which €0.43 per share paid as interim dividend. The balance was paid on 20 May 2020, to shareholders on the register on May 18, 2020, record date on May 19, 2020; (ii) to cancel 28,590,482 treasury shares without nominal value maintaining unchanged the share capital and reducing the related reserve for an amount of €399,999,994.58, equal to the carrying value of the shares cancelled.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	89

23 | Other information

Supplemental cash flow information

(€ million)	First Half 2020
Investment in consolidated subsidiaries and businesses
Current assets	15
Non-current assets	182
Net borrowings	(64)
Current and non-current liabilities	(11)
Net effect of investments	122
Non-controlling interests	(10)
Purchase price	112
less:
Cash and cash equivalents	(3)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	109

Investments of the first half of 2020 related to the acquisition by Eni gas e luce SpA of the 70% stake in Evolvere, a group operating in solar distributed generation from renewable sources and to the acquisition by Eni New Energy SpA of 100% stake in three companies holding authorization rights for the construction of three wind projects in Puglia. The purchase price allocations were made on a provisional basis and the differentials between the prices paid and the relative fair values of the net assets acquired have been allocated to goodwill.

24 | Guarantees, commitments and risks

Guarantees, commitments and risks

As of June 30, 2020, the amount of the guarantees and commitments remained substantially unchanged compared with the Annual Report 2019.

Risk factors

The following is the description of financial risks and their management and control. With reference to the issues related to credit risk, as indicated in note 3 - Significant accounting estimates and judgements to which reference is made, the parameters adopted for the determination of expected losses and, in particular, the estimates of the probability of default and the loss given default have been updated to take into account the impacts of COVID-19 and its related effects on the economic context.

The crisis in energy consumption connected to lockdown measures adopted by the governments around the world to contain the spread of the pandemic and the consequent collapse in hydrocarbon prices have led to a significant contraction in Eni's operating cash flows. Management has adopted all the necessary actions to protect the liquidity and the capital solidity of the Company by reducing costs and investments, by updating the shareholders’ remuneration policy and by recurring to capital market as described in the section Impact of COVID-19 pandemic of the Management Report, to which reference is made. As of June 30, 2020, the Company retains liquidity reserves that management deems sufficient to meet the financial obligations due in the next eighteen months.

No significant effects were reported on hedging transactions connected to the impacts of COVID-19 on the economic context.

FINANCIAL RISKS

Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relationship model and the hedging and mitigation instruments.

90	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

MARKET RISK

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management transactions based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni Corporate finance department, Eni Finance International SA and Eni Finance USA Inc manage subsidiaries’ financing requirements in and outside Italy and in the United States of America, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these transactions through Eni Trading & Shipping and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back-to-back activities, flow hedging activities, asset-backed hedging activities and portfolio-management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them in the marketplace. According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni decided to retain a cash reserve to face any extraordinary requirement. Eni’s finance department, with the aim of optimizing the efficiency and ensuring maximum protection of capital, manages such reserve and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	91

The four different market risks, whose management and control have been summarized above, are described below.

Market risk - Exchange rate

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than euro (mainly US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rate fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than euro are translated from their functional currency into euro. Generally, an appreciation of US dollar versus euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries, which prepare financial statements in a currency other than euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s finance departments, which pool Group companies’ positions, hedging the Group net exposure by using certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value based on market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss, as they do not meet the formal criteria to be recognized as hedges. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Market risk - Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in management’s finance plans. The Group’s finance departments pool borrowing requirements of the Group companies in order to manage net positions and fund portfolio developments consistent with management plans, thereby maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to manage effectively the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided from specialized sources. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 20-day holding period.

92	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Market risk - Commodity

Eni’s results of operations are affected by changes in the prices of commodities. A decrease in Oil & Gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s four-year plans and budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved Oil & Gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset-backed hedging activities) and minimum compulsory stocks; (ii) commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted based on risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, revision strategy limits and stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; and (iii) proprietary trading exposure: includes operations independently conducted for profit purposes in the short term, and normally not for the purpose of delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, stop loss). Origination activities are included in the proprietary trading exposures, if not connected to contractual or physical assets. Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. Eni manages the commodity risk through the trading unit of Eni Trading & Shipping and the exposure to commodity prices through the Group’s finance departments by using derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, power or emission certificates. Such derivatives are valued at fair value based on market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would affect the value of these instruments when valued at fair value. The setting up and maintenance of the liquidity reserve is mainly aimed to guarantee a proper financial flexibility. Liquidity should allow Eni to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions) and must be dimensioned to provide a coverage of short-term debts and a coverage of medium and long-term finance debts due within a time horizon of 24 months. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. In particular, strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, issuing entity, business segment, Country of emission, duration, ratings and type of investing instruments in portfolio, aimed to minimize market and liquidity risks. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 (Euro portfolio) and throughout the course of the year 2017 (US dollar portfolio). In the first half of 2020, the Euro investment portfolio has maintained an average credit rating of A-/BBB+, whereas the USD investment portfolio has maintained an average credit rating of A+/A, both in line with the year 2019.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	93

The following tables show amounts in terms of VaR, recorded in the first half of 2020 (compared with the year 2019) relating to interest rate and exchange rate risks and commodity risk. As regards the management of strategic liquidity, the sensitivity to changes of interest rate is expressed by values of “Dollar value per Basis Point” (DVBP).

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First Half 2020				2019
	High	Low	Average	At period end	High	Low	Average	At year end
(€ million)
Interest rate (a)	7.39	1.90	4.13	2.10	5.19	2.44	3.80	3.00
Exchange rate (a)	0.48	0.10	0.32	0.34	0.41	0.07	0.17	0.15

(a) Value at risk deriving from interest and exchange rates exposures include the following finance departments: Eni Corporate Finance Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

	First Half 2020				2019
	High	Low	Average	At period end	High	Low	Average	At year end
(€ million)
Management Portfolio - Exposures(a)	16.10	5.78	10.77	7.98	23.03	7.74	11.22	9.11
Trading (b)	1.57	0.19	0.54	0.52	1.60	0.25	0.51	0.31

(a) Refers to the Gas & LNG Marketing Power business line (risk exposure from Refining & Marketing business line and Gas & Power Division), Eni Trading & Shipping commercial portfolio, operating branches outside Italy pertaining to the Divisions and from October 2016 the Gas e Luce business line. For the Gas & Power business lines, following the approval of the Eni’s Board of Directors on December 12, 2013, VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GLP and EGL presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping  SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2020				2019
	High	Low	Average	At period end	High	Low	Average	At year end
(€ million)
Strategic liquidity (a)	0.37	0.30	0.33	0.31	0.37	0.31	0.35	0.33

(a) Management of strategic liquidity portfolio in € currency starting from July 2013.

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2020				2019
	High	Low	Average	At period end	High	Low	Average	At year end
($ million)
Strategic liquidity (b)	0.07	0.05	0.06	0.06	0.05	0.02	0.04	0.05

(b) Management of strategic liquidity portfolio in $ currency starting from August 2017.

CREDIT RISK

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. Eni defined credit risk management policies consistent with the nature and characteristics of the counterparties of commercial and financial transactions with regard to the centralized finance model.

94	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

The Company adopted a model to quantify and control the credit risk based on the evaluation of the expected loss which represents the probability of default and the capacity to recover credits in default that is estimated through the so-called Loss Given Default.

In the credit risk management and control model, credit exposures are distinguished in relation to the structured contracts on commodities related to Eni's core business, and by financial nature, in relation to the financial instruments used by Eni, such as deposits, derivatives and securities.

Credit risk for commercial exposures

Credit risk arising from commercial counterparties is managed by the business units and by the specialized corporate finance and administration departments, and is operated on the basis of formal procedures for the assessment and assignment of commercial counterparties, the monitoring of credit exposures, credit recovery activities and disputes. At a corporate level, the general guidelines and methods for quantifying and controlling customer risk, in particular for commercial counterparties, are assessed through an internal rating model that combines different default factors deriving from economic variables, financial indicators, payment experiences and information from info providers. The probability of default related to State Entities or their closely related counterparties (e.g. National Oil Company), essentially represented by the probability of late payments, is determined by using the Country risk premiums adopted for the purposes of the determination of the WACCs for the impairment of non-financial assets. Furthermore, for retail positions without specific ratings, risk is determined by distinguishing customers in homogeneous risk clusters based on historical series of data relating to payments, periodically updated.

Credit risk for financial exposures

With regard to credit risk arising from financial counterparties deriving from current and strategic use of liquidity, derivative contracts and transactions with underlying financial assets valued at fair value, Eni has established internal policies providing exposure control and concentration through maximum credit risk limits defined by the Company’s Board of Directors through different classes of financial counterparties taking into account the credit ratings provided for by primary credit rating agencies (Moody’s, S&P). Credit risk arising from financial counterparties is managed by the Eni’s operating finance departments and Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and business lines, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored by each counterpart and by group of belonging to check exposures against the limits assigned on a daily basis and the expected loss analysis and the concentration periodically.

LIQUIDITY RISK

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets in the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Eni's risk management targets include the maintaining of an adequate level of liquidity readily available to deal with external shocks (drastic changes in the scenario, restrictions on access to capital markets, etc.) or to ensure an adequate level of operational flexibility for the development programs of the Company. The strategic liquidity reserve is employed in short-term marketable financial instruments, favouring investments with very low risk profile.

At present, the Company believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets. Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €16.4 billion were drawn as of June 30, 2020.

Standard & Poor's assigned to Eni a rating A- for long-term debt, with outlook changing from Stable to Negative, as a consequence of the difficulties related to the oil & gas scenario, and a rating A-2 for short-term debt; Moody’s assigned to Eni a rating Baa1 for long-term debt, outlook Stable, and a rating P-2 for short-term debt; Fitch assigned to Eni a rating A- for long-term debt, outlook Stable, and a rating F-1 for short-term deb. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	95

In the first half of 2020, Eni issued bonds for €3.5 billion as part of the Euro Medium Term Notes program.

As of June 30, 2020, Eni maintained short-term unused borrowing facilities of €7,773 million. Long-term committed unused borrowing facilities amounted to €4,668 million, of which €718 million due within 12 months. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Expected payments for financial debts and lease liabilities

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2020	2021	2022	2023	2024	2025 and thereafter	Total
Financial debts	3,926	1,701	1,566	2,752	2,542	14,812	27,299
Lease liabilities	564	717	598	484	459	2,788	5,610
Fair value of derivative instruments	2,631	53	14		37	92	2,827
	7,121	2,471	2,178	3,236	3,038	17,692	35,736
Interest on finance debt	292	513	481	469	394	1,547	3,696
Interest on lease liabilities	176	312	271	237	209	983	2,188
	468	825	752	706	603	2,530	5,884
Financial guarantees	1,086						1,086

Liabilities for leased assets including interest for €7,798 million related for €2,798 million to the share pertaining to the partners of unincorporated joint operations operated by Eni which will be recovered through recharges of cash calls.

Expected payments for trade and other payables

The table below summarizes the Group trade and other payables by maturity.

	Maturity year
(€ million)	2020	2021 and thereafter	Total
Trade payables	7,943		7,943
Other payables and advances	4,582	273	4,855
	12,525	273	12,798

Expected payments under contractual obligations

In addition to lease, financial, trade and other liabilities represented in the balance sheet, the Company is subject to non-cancellable contractual obligations or obligations, the cancellation of which requires the payment of a penalty. These obligations will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the Company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

The Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.

96	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

	Maturity year
(€ million)	2020	2021	2022	2023	2024	2025 and thereafter	Total
Decommissioning liabilities (a)	148	245	208	183	350	12,192	13,326
Environmental liabilities	401	364	320	241	199	948	2,473
Purchase obligations (b)	4,089	7,005	7,415	7,581	8,338	71,328	105,756
- Gas
. take-or-pay contracts	2,972	6,239	6,902	7,115	8,059	70,710	101,997
. ship-or-pay contracts	570	562	425	382	263	590	2,792
- Other purchase obligations	547	204	88	84	16	28	967
Other obligations	2	1				106	109
- Memorandum of intent - Val d’Agri	2	1				106	109
Total	4,640	7,615	7,943	8,005	8,887	84,574	121,664

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(b) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2020
Financial assets
Trade and other receivables	11,002	302	10,700
Other current assets	5,288	1,628	3,660
Financial liabilities
Trade and other liabilities	12,827	302	12,525
Other current liabilities	8,845	1,628	7,217

December 31, 2019
Financial assets
Trade and other receivables	13,773	900	12,873
Other current assets	4,584	612	3,972
Financial liabilities
Trade and other liabilities	16,445	900	15,545
Other current liabilities	7,758	612	7,146

The offsetting of financial assets and liabilities related to the offsetting of: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €301 million (€713 million at December 31, 2019) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €1 million (€187 million at December 31, 2019); and (ii) other assets and liabilities for current financial derivatives of €1,628 million (€612 million at December 31, 2019).

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	97

Legal Proceedings

Eni is a party in a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions disclosed in note 18 – Provisions and that in some instances it is not possible to make a reliable estimate of contingency losses, Eni believes that the foregoing will likely not have a material adverse effect on the Group Consolidated Financial Statements.

In addition to proceedings arising in the ordinary course of business referred to above, Eni is party to other proceedings, and a description of the most significant proceedings currently pending is provided in the following paragraphs. Unless otherwise indicated, no provisions have been made for these legal proceedings.

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Financial Report and as such presumes full knowledge of the latter. For a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 27 – Guarantees, commitments and risks of the Annual Report 2019.

1. Environment, health and safety

1.1	Criminal proceedings in the matters of environment, health and safety

(i) Eni Rewind SpA (company incorporating EniChem Agricoltura SpA — Agricoltura SpA in liquidation — EniChem Augusta Industriale Srl — Fosfotec Srl) — Proceeding about the industrial site of Crotone. In 2010 a criminal proceeding started before the Public Prosecutor of Crotone relating to allegations of environmental disaster, poisoning of substances used in the food chain and omitted clean-up due to the activity at a landfill site which was taken over by Eni in 1991. Subsequently to Eni’s takeover, any activity for waste conferral was stopped. The defendants are certain managers of Eni Group companies, that have managed the landfill since 1991. The Municipality of Crotone is acting as plaintiff. In March 2019, the public prosecutor requested the acquittal of all defendants. The proceeding is ongoing. In April 2017, the Public Prosecutor of Crotone started another criminal proceeding concerning the clean-up of the area called "Farina Trappeto". Despite the prosecuting PM asked the acquittal of all the defendants, on January 17, 2020, the GUP asked the PM to modify the charges in order to better specify modalities and timing of each disputed conduct. At the preliminary hearing on July 1, 2020, the GUP pronounced an acquittal sentence against all the defendants indicating a 30-day deadline for filing the reasons.

(ii) Eni Rewind SpA and Versalis SpA – Porto Torres – Prosecuting body: Public Prosecutor of Sassari. In 2011, the Public Prosecutor of Sassari (Sardinia) determined that a manager responsible for plant operations at the site of Porto Torres should stand trial for alleged environmental disaster and poisoning of water and substances destined for food. The Province of Sassari, the Municipality of Porto Torres and other entities have been involved in the proceedings as civil parties seeking damages. In 2013, the Prosecutor of Sassari requested a new indictment for negligent behavior, replacing the previous allegation of willful conduct. The Third Instance Court has denied a motion to terminate the proceedings. The Public Prosecutor has re-submitted a request that the defendants would stand trial. Eni’s subsidiary Eni Rewind Spa has been summoned for third-party liability. The preliminary hearing is still ongoing and will resume for possible replies and decisions on October 21, 2020.

(iii) Eni Rewind SpA – The illegal landfill in Minciaredda area, Porto Torres site. The Court of Sassari, on request of the Public Prosecutor, seized the Minciaredda landfill area, near the western border of the Porto Torres site (Minciaredda area). All the indicted have been served a notice of investigation for alleged crimes of carrying out illegal waste disposal and environmental disaster. The seizure order involved also Eni Rewind pursuant to Legislative Decree No. 231/01, whereby companies are liable for the crimes committed by their employees when performing their duties. The court determined that Eni Rewind can be sued for civil liability and resolved that all defendants and the Eni subsidiary be put on trial before the Court of Sassari. The first instance trial will begin on February 2, 2021.

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(iv) Eni Rewind SpA – The Phosphate deposit at Porto Torres site. In 2015, the Court of Sassari, accepting a request of the Public Prosecutor of Sassari, seized - as a preventive measure – the area of “Palte Fosfatiche” (phosphates deposit) located on the territory of Porto Torres site, in relation to alleged crimes of environmental disaster, carrying out of unauthorized disposal of hazardous wastes and other environmental crimes. Eni Rewind SpA is being investigated pursuant to Legislative Decree No. 231/01. In November 2019, a request for referral to trial was served on the Eni subsidiary. The preliminary hearing will be held on September 9, 2020.

(v) Eni Rewind SpA – Proceeding relating to the asbestos at the Ravenna site. A criminal proceeding is pending before the Tribunal of Ravenna relating to the crimes of culpable manslaughter, injuries and environmental disaster, which have been allegedly committed by former Eni Rewind employees at the site of Ravenna. The site was acquired by Eni Rewind following a number of corporate mergers and acquisitions. The alleged crimes date back to 1991. In the proceeding there are 75 alleged victims. The plaintiffs include relatives of the alleged victims, various local administrations, and other institutional bodies, including local trade unions. Eni Rewind asserted the statute of limitation as a defense to the instance of environmental disaster for certain instances of diseases and deaths. The court at Ravenna decided that all defendants would stand trial and held that the statute of limitation only applied with reference to certain instances of crime of culpable injury. Eni Rewind reached some settlements. In November 2016, the Judge acquitted the defendants in all the contested cases except for one, an asbestos case, for which a conviction was handed down. The defendants, the Prosecutor and the plaintiffs appealed the decision, which with the ruling of May 25, 2020 confirmed the outcome of the first degree proceeding. He also declared inadmissible the appeals of numerous civil parties. The deadlines for appealing to the Third Instance Court have not yet elapsed.

(vi) Val d’Agri. In March 2016, the Public Prosecutors of Potenza started a criminal investigation into alleged illegal handling of waste material produced at the Viggiano oil center (COVA), part of the Eni-operated Val d’Agri oil complex. After a two-year investigation, the Prosecutors ordered the house arrest of 5 Eni employees and the seizure of certain plants functional to the production activity of the Val d’Agri complex which, consequently, was shut down (loss of 60 KBOE/d net to Eni). From the commencement of the investigation, Eni has carried out several technical and environmental surveys, with the support of independent experts of international standing, who found a full compliance of the plant and the industrial process with the requirements of the applicable laws, as well as with best available technologies and international best practices. The Company implemented certain corrective measures to upgrade plants which were intended to address the claims made by the Public Prosecutor about an alleged operation of blending which would have occurred during normal plant functioning. Those corrective measures were favorably reviewed by the Public Prosecutor. The Company restarted the plant in August 2016. In relation to the criminal proceeding, the Public Prosecutor’s Office requested the indictment of all the defendants for alleged illegal trafficking of waste, violation of the prohibition of mixing waste, unauthorized management of waste and other violations, and the Company, pursuant to Legislative Decree No. 231/01, which presumes that companies are liable for crimes committed by their employees when performing job tasks. The trial started in November 2017. To date, the preliminary hearings have been concluded and the final discussions of the parties are underway.

(vii) Proceeding Val d’Agri – Tank spill. In February 2017, the Italian police department of Potenza found a stream of water contaminated by hydrocarbon traces of unknown origin, flowing inside a small shaft located outside the COVA. Eni carried out activities at the COVA aimed at determining the origin of the contamination and identified the cause in a failure of a tank (the “D” tank) outside of the COVA, that presented a risk of extension of the contamination in the downstream area of the plant. In executing these activities, Eni performed all the communications provided for by Legislative Decree 152/06 and started certain emergency safe-keeping operations at the areas subject to potential contamination outside the COVA. Furthermore, the Company completed the arrangement plan for the internal and external areas of the COVA, approved by the relevant authorities, to which the Risk Analysis Document, currently in preparation, will also be submitted shortly. Following this event, a criminal investigation was initiated in order to ascertain whether there had been illegal environmental disaster by the former COVA officers, the Operation Managers in charge since 2011 and the HSE Manager in charge at the time of the accident, and also against Eni in relation to the same offense pursuant to Legislative Decree No. 231/01 and of some public officials belonging to local administrations for official misconduct, false and fraudulent public statements committed in 2014 and of the crime for environmental disaster and of culpable conduct committed in February 2017. The Company has paid damages of an immaterial amount almost all the landlords of areas close to the COVA, which were affected by a spillover. Discussions are ongoing with other claimants. The likely disbursements relating to these transactions have been provisioned. In February 2018, Eni contested the reports presented in October and in December 2017 by the Italian Fire Department stating that it does not consider itself obliged to carry out the integration required, considering that the data acquired in the area affected by the event indicate, according to Eni’s assessments, that the loss was promptly and efficiently controlled and there were no situations of serious danger to human health and the environment. In April 2019, precautionary measures were ordered against three Eni employees at the COVA which, following an appeal, were canceled by the Third Instance Court. In September 2019, the Public Prosecutor requested one of those employees to be put on trial with expedited proceeding, accepted by the Judge for preliminary investigations. The immediate judgment is currently pending in the preliminary questions phase. As part of the parallel proceeding against the remaining employees and Eni as responsible legal entity pursuant to Legislative Decree No. 231/01, in March 2020 the Public Prosecutor's Office issued a notice of conclusion of the preliminary investigations.

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1.2	Civil and administrative proceedings in the matters of environment, health and safety

(i) Eni Rewind SpA – Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore. In May 2003, the Ministry for the Environment claimed compensation from Eni Rewind for alleged environmental damage caused by the activity at the Pieve Vergonte plant in the years 1990 through 1996. In July 2008, the District Court of Turin ordered Eni Rewind to pay environmental damages amounting to €1,833.5 million, plus interests accrued from the filing of the decision. Eni and its subsidiary deemed the amount of the environmental damage to be absolutely groundless as the sentence lacked sufficient elements to support such a material amount of the liability from the volume of pollutants ascertained by the Italian Environmental Minister. In July 2009, Eni Rewind filed an appeal and consequently the proceeding continued before a second Instance Court of Turin that requested a technical appraisal on the matter. The consultants that undertook this appraisal concluded that: (i) no further measure for environmental restoration is required; (ii) there was no significant and measurable impact on the environment of the ecosystem, therefore no restoration or damage compensation should be claimed; the only impact seen concerned fishing activity, with an estimated damage of €7 million which could be already restored through the measures proposed by Eni Rewind, and; (iii) the necessity and convenience of dredging should be excluded, both from the legal and scientific point of view, while confirming technical and scientific correctness of the Eni Rewind’s approach based on the monitoring of the process of natural recovery, which is estimated to require 20 years. In March 2017, the second Instance Court: (i) excluded the application of compensation for monetary equivalent; (ii) annulled the monetary compensation of €1.8 billion requesting Eni Rewind to perform the already approved clean-up project of the polluted areas, which comprise groundwater, as well as compensatory remediation works. The value of these compensatory works required by the Court, in case of Eni Rewind failure or misperformance, is estimated at €9.5 million. The clean-up project filed by Eni Rewind was ratified by the authorities and is currently being executed. Expenditures expected to be incurred have been provisioned in the environmental provision. Any other claims filed by the Italian Minister for the Environment were rejected by the court (including compensation for non-material damage). In April 2018, the Ministry for the Environment filed an appeal to the Third Instance Court. In accordance with the law, the Company and its managers filed an appeal and a counter-appeal. The hearing was held on July 22, 2020. The sentence will be likely issued within the current year.

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(ii) Eni Rewind SpA – Versalis SpA – Eni SpA (R&M) – Augusta harbor. The Italian Ministry for the Environment with various administrative acts required companies that were operating plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Eni Rewind and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration that is allegedly attributed to the industrial activity of the Priolo petrochemical site. The above-mentioned companies contested these administrative actions, objecting in particular to the nature of the remediation works decided and the methods whereby information on the pollutants concentration has been gathered. A number of administrative proceedings started on this matter were subsequently merged before the Regional Administrative Court. In October 2012, the Court ruled in favor of Eni’s subsidiaries against the Ministry's requirements for the removal of the pollutants and the construction of a physical barrier. In September 2017, the Ministry notified all the companies involved of a formal notice for the start of remediation and environmental restoration of the Augusta harbor within 90 days. The act, contested by the co-owner companies in December 2017, constitutes a formal notice for environmental damage. The Administrative Council of the Sicilian Region ruled on the appeals pending against various decisions of the Regional Administrative Court and essentially confirmed the cancellation of all administrative provisions subject to the dispute. The annulment of the provisions had, inter alia, retroactive effect to the time of their adoption and therefore excludes the risk of claims of any possible breach of administrative provisions. In June 2019, the Italian Ministry for the Environment set up a permanent technical committee to review the matter of the clean-up and reclamation of the Augusta harbor. A report of the committee affirmed the 2017 warning of the Ministry and reaffirmed the State agencies and local administrations’ view as to the environmental liability to be charged to the companies operating in the area. In coordination with the other companies operating at the site, the report is being appealed and further technical analyses have been commenced for defensive purposes. Eni’s subsidiary proposed to the Italian Environmental Ministry to start a collaboration with other interested parties to find remediation measures based on new available environmental data collected by independent agencies. In the meantime the company requested, in full compliance with applicable environmental laws, to establish a roadmap for identifying the companies accountable for the environmental pollution and their respective shares of responsibility in order to implement a clean-up and remediation project.

(iii) Environmental claim relating to the Municipality of Cengio. Since 2008 a proceeding is pending by the Court of Genoa, brought by The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio. Those parties summoned Eni Rewind before a Civil Court and demanded Eni’s subsidiary compensate for the environmental damage relating to the site of Cengio. The request for environmental damage amounted to €250 million to which was to be added health damage to be quantified during the proceeding. The plaintiffs accused Eni Rewind of negligence in performing the clean-up and remediation of the site. In March 2019, the Ministry for the Environment presented a proposal to Eni Rewind to settle the case. The Company responded with a counter-proposal in July 2019. Some meetings have taken place in a conciliatory perspective in which Ministry’s consultants and experts, who declared the company's proposal compliant with the legislation. The judge scheduled a hearing in October 2020.

(iv) Eni Rewind SpA and Versalis SpA – Summon for alleged environmental damage caused by illegal waste disposal in the municipality of Melilli (Sicily). In May 2014, the Municipality of Melilli summoned Eni’s subsidiaries Eni Rewind and Versalis for the environmental damage allegedly caused by carrying out illegal waste disposal activities and unauthorized landfill. In particular, the plaintiff alleged Eni Rewind and Versalis were responsible because they produced the waste and commissioned the waste disposal. The plaintiff stated that this illegal handling of waste was part of certain criminal proceedings dating back to 2001–2003 which would have allegedly traced the hazardous waste materials back to the Priolo and Gela industrial sites that are managed by the above-mentioned Eni’s subsidiaries (in particular, the waste with high mercury concentration and railway sleepers no longer in use). Such waste was allegedly handled and disposed illegally at an unauthorized landfill owned by a third party. Two subsidiaries of Eni and a third-party waste company were claimed to be jointly and severally liable for damage amounting to €500 million. The third-party company executed waste disposal at the site. In June 2017, the Judge accepted all the defensive instances of Eni Rewind and Versalis, judging the requests of the Municipality to be inadmissible for lacking right to sue, also considering the requests to be unfounded or unproved, and ordered the Municipality to refund the expenses of the proceeding. In April 2018, the First Instance Judge rejected the counterclaim filed by the Municipality. An appeal by the Municipality before a Third Instance Court is pending. The hearing without defenders was held on July 2, 2020 and the case was held for decision.

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(v) Val D’Agri - Eni / Vibac. In September 2019 a claim was brought in the Court of Potenza against Eni. The plaintiffs are eighty people, living in different municipalities of the Val d’Agri area, who are complaining of economic, non-economic, biological and moral damages, all deriving from the presence of Eni’s oil facilities in the territory. In particular, the claim refers to certain events which allegedly caused damage to the local community and the territory (such as a 2017 spill, flaring events since 2014, smelly and noisy emissions). The Judge has been asked to ascertain Eni's responsibility for causing emissions of polluting substances into the atmosphere. The plaintiffs have also requested Eni be ordered to interrupt any polluting activity and to be allowed to resume industrial activities on condition that all the necessary remediation measures be implemented to eliminate all of the alleged dangerous situations. Finally, they are asking that Eni compensate all direct and indirect property damages, current and future. The extent of the claim is not indicated. The plaintiffs asked the judge to quantify it during the course of the case. The parties' first hearing was held on February 10, 2020. The judge set the next hearing on October 21, 2020.

(vi) Eni SpA - Climate change. In 2017 and 2018, local government authorities and a fishing association brought in the courts of the State of California seven proceedings against Eni controlled entity Eni Oil & Gas Inc and other oil companies. These proceedings claim compensation for the damages attributable to the increase in sea level and temperature, as well as to the hydrogeological instability. The cases have been transferred, by request of the defendants, from the State Courts to the Federal Courts. A specific request has been filed, highlighting the lack of jurisdiction of the State Courts. Following a suspension period waiting for the decision on jurisdiction, on May 26, 2020 the proceedings returned to the State Courts. On 9 July 2020, Eni Oil & Gas Inc, together with other defendants, signed a petition for rehearing to request a review of the postponement decision. The disputes will remain suspended until a decision made on the petition for rehearing.

(vii) Eni Rewind / Province of Vicenza – Clean-up process for Trissino site. Eni Rewind has been sued as successor of a company that is alleged to be involved in the pollution of the Trissino site (province of Vicenza). Based on the analysis carried out by administrative parties, significant concentrations of substances considered highly toxic-harmful and carcinogenic were allegedly discovered in groundwater and in surface water. Those substances were attributable to a chemical production activity performed at the site years ago, that was subsequently shut down. The analysis carried out by the Province of Vicenza with the direct involvement of the Istituto Superiore di Sanità reported the presence of these substances in the blood of about 53,000 people in the area. The province warned some individuals, including a former employee who served between 1988 and 1996 as CEO of a company that was taken over by Eni Rewind, and to companies and their successors who operated the site to carry out clean-up and remediation activities. Access to documents is underway with public authorities, aimed at preparing observations for the company in the administrative proceeding (by October 2020).

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2. Proceedings concerning criminal/administrative corporate responsibility

(i) Block OPL 245 – Nigeria. A criminal case is pending before the Court of Milan alleging international corruption in connection with the acquisition in 2011 of the OPL 245 exploration block in Nigeria. In July 2014, the Public Prosecutor of Milan served Eni with a notice of investigation pursuant to Italian Legislative Decree No. 231/01. The proceeding was commenced following a claim filed by NGO ReCommon relating to alleged corruptive practices which, according to the Public Prosecutor, allegedly involved the Resolution Agreement made on April 29, 2011 relating to the so-called Oil Prospecting License of the offshore oilfield that was discovered in OPL 245. Eni fully cooperated with the Public Prosecutor and promptly filed the requested documentation. Furthermore, Eni voluntarily reported the matter to the US Department of Justice and the US SEC. In July 2014, Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage an independent, US-based law firm, expert in anticorruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. After reviewing the matter, the US lawyers concluded that they detected no evidence of wrongdoing by Eni in relation to the 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license. In September 2014, the Public Prosecutor notified Eni of a restraining order issued by a British judge who ordered the seizure of a bank account not pertaining to Eni domiciled at a British bank following a request from the Public Prosecutor. Since the act had also been notified to some persons, including the CEO of Eni and the former Chief Development, Operation & Technology Officer of Eni and the former CEO of Eni, it was assumed that the same had been registered in the register of suspects at the Milan Prosecutor's office. During a hearing before a court in London in September 2014, Eni and its current executive officers stated their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. In December 2016, the Public Prosecutor of Milan notified Eni of the conclusion of the preliminary investigation and requested Eni’s CEO, the Chief Development, Operations and Technological Officer and the Executive Vice President for international negotiations to stand trial, as well as Eni’s former CEO and Eni SpA, pursuant to Italian Legislative Decree No. 231/01. Upon the notification to Eni of the conclusion of the preliminary investigation by the Public Prosecutor, the independent US-based law firm was requested to assess whether the new documentation made available from Italian prosecutors could modify the conclusions of the prior review. The US law firm was also provided with the documentation filed in the Nigerian proceeding mentioned below. The independent US law firm concluded that the reappraisal of the matter in light of the new documentation available did not alter the outcome of the prior review. In September 2019, the DoJ notified Eni that based on the information it currently possessed, the DoJ was closing its investigation of Eni in connection with OPL 245 without the filing of any charges. In December 2017, the Judge for preliminary investigation ordered the indictment of all the parties mentioned above, and other parties under investigation by the Public Prosecutor, before the Court of Milan. The request of the Federal Government of Nigeria (FGN) for admission as a civil claimant in the proceedings was granted in July 2018. The first instance trial of the Milan Prosecutor's OPL 245 charges began before the Court of Milan on June 20, 2018 and is currently ongoing. During the preliminary investigation, the witnesses mentioned by the Public Prosecutor's Office and by the defense have been heard, as well as the technical consultants who analyzed the various aspects related to the acquisition of OPL 245, from a regulatory, macroeconomic and financial point of view. At the hearing of February 5, 2020, the Court rejected the requests advanced by the Prosecutor relating to the hearing of a suspect in a connected proceeding and other third party, considering the assumption of such witnesses not decisive for the purposes of the decision. The public prosecutors' hearings were held on July 2 and 21, 2020. They requested the conviction for all defendants, natural and legal persons, as well as the confiscation of the price of the alleged crime.

In January 2017, Eni’s subsidiary Nigerian Agip Exploration Ltd (“NAE”) became aware of an Interim Order of Attachment (“Order”) issued by the Nigerian Federal High Court upon request from the Nigerian Economic and Financial Crimes Commission (EFCC), attaching OPL 245 temporarily pending a proceeding in Nigeria relating to alleged corruption and money laundering. After making this application, Eni became aware of a formal filing of charges by the EFCC against NAE and other parties. In March 2017, the Nigerian Court revoked the Order. To NAE’s knowledge EFCC charges have not been dropped but none of the defendants were served nor arraigned. In November 2018, Eni SpA and its subsidiaries NAE, NAOC and AENR (as well as some companies of the Shell Group) were notified of the intention of the FGN to bring a civil claim before an English court to obtain compensation for damages allegedly deriving from the transaction that resulted in assignment of the OPL 245 to NAE and Shell subsidiary SNEPCO (Shell subsidiary). On April 15, 2019 the Nigerian subsidiaries NAE, NAOC and AENR received formal notification of the commencement of the proceeding, while similar notification was received by Eni SpA on May 16, 2019. In the introductory deeds of the proceeding, the claim is set at $1,092 million or at any other amount that will be established during the proceedings. The FGN has based its assessment on an estimated fair value of the asset of $3.5 billion. Eni’s interest in the asset is 50%. As the FGN is also acting as claimant in the Italian proceeding before the Court of Milan, this claim appears to duplicate the claims made before the Milan’s Court against Eni employees. On May 22, 2020, the Judge accepted the exception presented by Eni and declined its jurisdiction over the case, having found the judicial pending with the Milan procedure according to the criteria set out in Regulation (EU) No 1215/2012. The Judge also denied the Nigerian government permission to appeal the decision. The government therefore announced its intention to recur to an Appeal Court to obtain permission to appeal against the decision.

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On January 20, 2020, NAE subsidiary was notified of the beginning of a new criminal case before the Federal High Court in Abuja. The proceeding, mainly focused on the accusations against Nigerian persons (including the Minister of Justice in office in 2011, at the time of the disputed facts), involves NAE and SNEPCO as co-holders of the OPL 245 license. These persons were attributed in 2011 illicit acts of corruptive nature, which NAE and SNEPCO would have unlawfully facilitated. The beginning of the trial, scheduled for the end of March 2020, has been postponed for the closure of the judicial offices in Nigeria due to COVID-19 emergency.

(ii) Congo. In March 2017, the Italian Finance Police served Eni with an information request in accordance with the Italian Code of Criminal Procedure in connection with an investigative file opened by the Public Prosecutor of Milan against unknown persons. The request related in particular to the agreements signed by Eni Congo SA with the Ministry of Hydrocarbons of the Republic of Congo in 2013, 2014 and 2015 in relation to exploration, development and production activities concerning certain permits held by Eni Congo SA for Congolese projects and Eni’s relationships with Congolese companies that hold stakes in those projects. In July 2017, the Italian Financial Police, on behalf of the Public Prosecutor of Milan, served Eni with another information request and a notice of investigation pursuant to Legislative Decree No. 231/01 for alleged international corruption. The request expressly stated that it was based in part on the March 2017 information request and concerned the relationship of Eni and its subsidiaries with certain third-party companies from 2012 to the present. Eni produced all of the documentation requested in March and July 2017 and voluntarily disclosed this matter to the relevant US authorities (SEC and DoJ). On January 2018 the Public Prosecutor’s Office requested a six-months extension of the deadline for conducting its preliminary investigation into this matter, from January 31, 2018 until July 30, 2018. Subsequently in July 2018, the Public Prosecutor requested a second extension until February 28, 2019. In April 2018, the Public Prosecutor of Milan served Eni SpA with a further request for documentation and notified an Eni employee, who was the then Chief Development, Operation & Technology Officer, of a search order stating that he and another Eni employee had been placed under investigation.

In October 2018, Public Prosecutor ordered the seizure of an e-mail account of another Eni manager, who was formerly the general director of Eni in Congo during the period 2010 – 2013. In December 2018 and subsequently in May and September 2019, Eni was notified by the Public Prosecutor of Milan of a request for documents in accordance with the Italian Code of Criminal Procedure, concerning some economic transactions between Eni Group companies and certain third-party companies. All the required documentation has been produced to the Judge.

In April 2018, the Board of Statutory Auditors, the Watch Structure and the Control and Risk Committee of Eni jointly appointed an independent law firm and a professional consulting company, knowledgeable in the matter of anti-corruption, to carry out a forensic review of facts relating to Eni's work in Congo. Such review did not find any factual evidence as to the involvement of Eni, nor of any Eni employees and key managers, in the alleged crimes. The Report resulting from this review was brought to the attention of the Public Prosecutor and the relevant US authorities (SEC and DoJ).

In September 2019, the Company was informed that the Company’s CEO was served with a search decree and an investigation decree in connection with an alleged violation of article 2629 bis of the Italian Civil Code which penalizes directors of listed companies that fail to communicate conflicts of interest. The alleged omission relates to the supply of logistics and transportation services to certain Eni’s subsidiaries operating in Africa, among which Eni Congo SA, by third-party companies owned by Petroserve Holding BV, in the period 2007-2018. The accusation is based on the allegations that the wife of the Company’s CEO retained a shareholding of the above-mentioned holding company over part of the period of time under investigation. The Board of Directors of Eni SpA has never been involved in any resolution concerning the suppliers under investigation. Subsequently, on June 15, 2020, the company was informed that an extension of the investigations relating to these allegations was requested until December 21, 2020.

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In November 2019, following the notification of further investigative documents, the Board of Statutory Auditors, the Control and Risk Committee and the Watch Structure of Eni asked the consultants, which had been engaged in 2018, also to review the conclusions reached, in the light of the documentation made available following the decree notified to the CEO in September 2019. The second report of the consultants, which was delivered in February 2020, still of a preliminary nature and subject to modifications and follow-up, updates the conclusions reached by the first report and indicated that: (i) it is probable that the CEO's wife held a shareholding in the Petroserve Group for a few years starting from 2009 until 2012 and in any case no later than the date the CEO was appointed Board member; (ii) there is an absence of evidence to contradict the statements made by the CEO as to his lack of knowledge of his wife's interests in the ownership of Petroserve Group.

3. Settled Proceedings

(i) EniPower SpA. In 2004, the Public Prosecutor of Milan commenced inquiries into contracts awarded by Eni’s subsidiary EniPower SpA and as to supplies provided by other companies to EniPower SpA. It emerged that illicit payments were made by EniPower SpA suppliers to a manager of EniPower SpA who was immediately fired. The Court served EniPower SpA (the commissioning entity) and Snamprogetti SpA, now Saipem SpA (contractor of engineering and procurement services), with notices of investigation pursuant to Legislative Decree No. 231/01. In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers pursuant to Legislative Decree No. 231/01. Eni SpA, EniPower SpA and Snamprogetti SpA presented themselves as plaintiffs. In September 2011, the Court of Milan found that nine persons were guilty for the above-mentioned crimes. In addition, they were sentenced jointly and severally to the payment of all damages to be assessed through a specific proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations, while the trial ended with an acquittal of 15 defendants. In reference to the parts involved in the proceeding pursuant to Legislative Decree No. 231/01, the Court found that 7 companies are responsible for the administrative offenses ascribed to them, imposing a fine and the disgorgement of profit. The Court rejected the position as plaintiffs of the Eni Group companies, reversing the prior decision made by the Court. This decision may have been made based on a pronouncement made by a Third Instance Court that stated the illegitimacy of the constitution as plaintiffs against any legal entity, as indicted pursuant to Legislative Decree No. 231/01. The sentenced parties filed appeal against the above-mentioned decision. The Appeal Court issued a ruling that substantially confirmed the first-degree judgment except for the fact that it ascertained the statute of limitation with regard to certain defendants. The Third Instance Court successively annulled the judgment of the Second Instance Court ascribing the judgment to another section that, once more, confirmed the sentence of first instance, excepting the rulings of the previous appeal sentence not subject to annulment, including the statute of limitation. The grounds of the sentence have been filed confirming the motivations provided by the previous instance Courts. An appeal was filed at the Third Instance Court solely for the purposes of the civil proceeding. Following this ruling by the Court, the criminal proceedings can be considered concluded.

(ii) Eni Rewind SpA – Environmental disaster at Ferrandina. In January 2018, the Public Prosecutor of Matera commenced a criminal proceeding against a manager of the Eni subsidiary Eni Rewind based on allegations of unlawful handling of waste and environmental disaster as part of the reclaiming activities performed at an industrial site (Ferrandina/Pisticci in the south of Italy). The charge related to an alleged spillover of effluent in the subsoil and then in a nearby river due to a damaged pipe dedicated to the transportation of effluent to a disposal plant owned by a third party. At the preliminary hearing in October 2019, the Judge dismissed the case on the basis that the defendant did not commit any crime. The sentence has become final.

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(iii) Algeria. On January 15, 2020, the second penal section of the Court of Appeal of Milan confirmed the first-degree acquittal sentence against the former Eni managers in relation to the disputes for the acquisition of the FCP by Eni, declaring the appeal proposed by the Public prosecutor inadmissible against the Company. On June 12, 2020, the General Prosecutor filed an appeal in Third Instance Court for the part of the proceeding relating to Saipem, not expressly challenging the heads and points of the judgment relating to the so-called "Eni affair - FCP". Consequently, the judgment must be considered definitive and no longer subjected to appeal. In 2012, Eni contacted the US Department of Justice (DoJ) and the US SEC in order to voluntarily inform them about this matter, and has kept them informed about the developments in the Italian Prosecutors’ investigations and proceedings. Following Eni’s notification, both the US SEC and the DoJ started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests. The DoJ notified Eni that based on the information it currently possessed, closing its investigation of Eni in connection with Eni's and Saipem's businesses in Algeria without the filing of any charges, ordering the closure of the proceeding as communicated to the market on October 1, 2019. In April 2020 Eni, having informed SEC of the acquittal pronounced on appeal on January 15, 2020, however concluded the investigation by the US SEC on Algerian activities of Saipem SpA, with a transaction that does not involve the admission of responsibility. The agreement provided for the payment of USD 19,750,000, which represents Eni's part of the tax benefits obtained by Saipem in relation to the costs incurred by Saipem, which are non-deductible in addition to a sum of compensation for interest equal to USD 4,750,000.

106	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT

The collapse of the global energy demand and of the hydrocarbon prices in the first half of 2020 due to worldwide lockdown measures, which negatively affected economic activity and travel in response to the COVID-19 pandemic crisis, had negative and material impacts on the Group results and net financial position at June 30, 2020.

In the first half of 2020, The Group incurred a net loss attributable to Eni’s shareholders of €7,335 million compared to net profit of €1,516 million in the same period of 2019, driven by an operating loss of €3,775 million (operating profit of €4,749 million in the first half of 2019). Net cash provided by operating activities decreased by over 60% to €2,378 million, while net borrowing excluding the IFRS 16 lease liabilities increased by €2,852 million. Management promptly implemented initiatives to strengthen liquidity and the robustness of the balance sheet by reviewing the Group 2020-2021 industrial plans. In particular capex has been cut by approximately €2.6 billion for 2020, approximately 35% lower than the initial capital budget, operating cost reductions were identified in all business lines with expected savings of €1.4 billion on annual basis. Also the shareholders’ remuneration policy was adapted to the changed scenario.

Approximately 50% of the EBIT and 80% of the cash flow contraction were driven by lower prices of the Brent crude oil benchmark (down by 40%) and of the gas benchmark at the Italian spot market “PSV” (down by 51%), leading to reduced equity realization prices. In addition, the operating result was affected by the industrial impacts associated with the COVID-19 emergency and the write-offs of non-current assets. In particular, the negative impacts associated with COVID-19 included a reduction of hydrocarbon productions due to the capex cuts, the lower sales in all businesses due to the drop in demand for fuels and energy, lower offtakes at LNG supply contracts in Asia due to the lockdown and the lower gas demand in certain regional markets.

Relating to the critical accounting estimates used in the preparation of consolidated financial statements, having considered the prospect of the COVID-19 pandemic having an enduring impact on the global economy and the energy scenario, management revised the Company’s outlook for hydrocarbon prices, which represent the main driver in the Group’s capital allocation and to evaluate the recoverability of the book values of fixed assets. The reviewed Group’s outlook projects a long-term price of the marker Brent to 60 $/barrel in 2023 real terms compared to the 70 $/barrel assumption of the previous industrial plan, which was included in the 2019 Annual Report accounting estimates.

For the years 2021-2022, Brent price is expected to be 48 and 55 $/barrel respectively (compared to the previous assumptions of 55 and 70 $/barrel). Spot gas prices at the Italian hub (PSV) is expected at 5.5 $/mmBTU in 2023, compared to the previous assumption of 7.8 $/mmBTU. Following the new price assumptions and the reviewed industrial plan in the short-medium term, management recorded Group’s impairment losses of €2.75 billion, of which €1.7 billion relating to oil&gas assets and approximately €1 billion to refineries with this latter driven by the collapse of fuel consumption and lower refined products margins. The operating performance was also affected by the impact of falling oil and product prices on inventories evaluation, which were aligned to their net realizable values at period end (resulting in an operating charge of €1 billion).

The economic crisis due to COVID-19 is also reflected in the results of equity-accounted joint ventures and other industrial initiatives. The Group recorded losses of €1,379 million which were negatively affected by the deterioration of the scenario as well as the recognition of extraordinary charges in the subsidaries’ financial statements, due to impairment losses of tangible assets, inventory allowance and currency translation differences due to the strong appreciation of USD on all currencies. In the first half 2020 the Group incurred income taxes, despite a pre-tax loss of approximately €5.7 billion, due to the economic crisis caused by the COVID-19 having an enduring impact on the hydrocarbons demand and by the revision of the long-term prices and of future cash flows in Eni's activities.

The lower projections of future taxable income had two impacts: the recognition of tax charges due to a write-down of deferred tax assets for approximately €0.8 billion and a reduced capacity to recognize deferred taxes on the losses of the period.

Reference is made to the section of the Management Report - Impact of COVID-19 pandemic for the description of the Company’s liquidity reserves, the ways in which management intends to meet the financial obligations due in the next 18 months and the other measures adopted for contrasting the crisis (such as the revision of the dividend policy).

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	107

25 | Revenues

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Total
First Half 2020
Sales from operations	3,609	6,426	11,896	99	22,030

Sales from operations by geographical area of destination
Italy	11	4,151	3,710	37	7,909
Other European Union		1,563	2,727	1	4,291
Rest of Europe	111	427	3,502	21	4,061
Americas	252		1,020	4	1,276
Asia	677	281	908	14	1,880
Africa	2,502	4	29	21	2,556
Other areas	56			1	57
Total	3,609	6,426	11,896	99	22,030

Products sales and service revenues
Sales of crude oil	1,274		4,291		5,565
Sales of oil products	240		5,690		5,930
Sales of natural gas and LNG	1,888	4,098	10		5,996
Sales of petrochemical products			1,505	10	1,515
Sales of other products	65	1,111	14	3	1,193
Services	142	1,217	386	86	1,831
Total	3,609	6,426	11,896	99	22,030

Transfer of goods/services
Goods/Services transferred in a specific moment	3,353	6,370	11,761	36	21,520
Goods/Services transferred over a period of time	256	56	135	63	510

First Half 2019
Sales from operations	5,298	10,096	21,490	96	36,980

Sales from operations by geographical area of destination
Italy	27	6,549	6,393	47	13,016
Other European Union	120	2,121	7,002	8	9,251
Rest of Europe	90	821	2,684	7	3,602
Americas	46		2,124	7	2,177
Asia	595	473	3,184	7	4,259
Africa	4,300	132	101	20	4,553
Other areas	120		2		122
Total	5,298	10,096	21,490	96	36,980

Products sales and service revenues
Sales of crude oil	1,829		9,060		10,889
Sales of oil products	598		9,713		10,311
Sales of natural gas and LNG	2,699	7,486	144		10,329
Sales of petrochemical products			2,226	11	2,237
Sales of other products	20	1,250	7	4	1,281
Services	152	1,360	340	81	1,933
Total	5,298	10,096	21,490	96	36,980

Transfer of goods/services
Goods/Services transferred in a specific moment	4,993	10,040	21,383	43	36,459
Goods/Services transferred over a period of time	305	56	107	53	521

Following the exit from the European Union occurred in 2020, revenues relating to the United Kingdom of €2,194 million for the first half of 2020 are included in the geographical area “Rest of Europe” while €3,311 million of the first half of 2019 are included in the geographical area “European Union”.

Sales from operations by industry segment and geographical area of destination are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

108	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

26 | Costs

Purchase, services and other

(€ million)	First Half 2020	First Half 2019
Production costs - raw, ancillary and consumable materials and goods	10,741	19,979
Production costs - services	5,118	5,667
Lease expense and other	474	688
Net provisions for contingencies	208	185
Other expenses	717	355
	17,258	26,874
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(72)	(83)
	17,186	26,791

Purchase, services and other charges included costs of geological and geophysical studies of the Exploration & Production segment amounting to €100 million (€146 million in the first half of 2019).

Payroll and related costs

(€ million)	First Half 2020	First Half 2019
Payroll and related costs	1,610	1,631
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(68)	(78)
	1,542	1,553

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 | Finance income (expense)

(€ million)	First Half 2020	First Half 2019
Finance income	2,153	1,420
Finance expense	(2,596)	(2,029)
Net finance income (expense) from financial assets held for trading	(7)	78
Income (expense) from derivative financial instruments	(76)	(21)
	(526)	(552)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	109

The analysis of finance income (expense) was as follows:

(€ million)	First Half 2020	First Half 2019
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(270)	(312)
Interest and other expense due to banks and other financial institutions	(52)	(66)
Interest on lease liabilities	(183)	(190)
Interest from banks	7	11
Interest and other income on financial receivables and securities held for non-operating purposes	3	3
Net finance income (expense) on financial assets held for trading	(7)	78
	(502)	(476)
Exchange differences	20	70
Income (expense) from derivative financial instruments	(76)	(21)
Other finance income (expense)
Capitalized finance expense	39	46
Interest and other income on financing receivables and securities held for operating purposes	57	53
Finance expense due to the passage of time (accretion discount)(a)	(69)	(147)
Other finance income (expense)	5	(77)
	32	(125)
	(526)	(552)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) with related parties are disclosed in note 32 – Transactions with related parties.

28 | Income (expense) from investments

Share of profit (loss) of equity-accounted investments

More information is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First Half 2020	First Half 2019
Dividends	72	89
Net gain (loss) on disposals		4
Other net income (expense)	(47)	1
	25	94

Dividend income primarily related to Nigeria LNG Ltd for €54 million and to Saudi European Petrochemical Co ‘IBN ZAHR’ for €16 million (€64 million and €19 million in the comparative periods, respectively).

29 | Income taxes

(€ million)	First Half 2020	First Half 2019
Current taxes	916	2,574
Net deferred taxes	736	249
	1,652	2,823

Current and net deferred taxes related to Italian subsidiaries for €132 million and €799 million, respectively. In the first half of 2020, the Group recognizes tax charges despite a pre-tax loss of approximately €5.7

110	CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

billion. This is due to the structural impacts of the economic crisis produced by the COVID-19 pandemic on the demand of oil products and the consequent revision of long-term prices and future cash flows of Eni's activities. The lower projections of future taxable income had dual effects: a write-down of approximately €0.8 billion of deferred tax assets recorded and the non-recognition of tax recoveries associated with the operating losses of the semester.

30 | Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit (loss) of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share is calculated by dividing the net profit (loss) of the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the period and the number of potential shares to be issued.

As of June 30, 2020, the shares that could be potentially issued related the estimation of new share that will vest in connection with the long-term monetary incentive plan 2017, 2018 and 2019.

		First Half 2020	First Half 2019

Weighted average number of shares used for basic earnings per share		3,572,549,651	3,600,862,393
Potential shares to be issued for ILT incentive plan		2,861,957	2,782,584
Weighted average number of shares used for diluted earnings per share		3,575,411,608	3,603,644,977
Eni’s net profit (loss)	(€ million)	(7,335)	1,516
Basic earnings per share	(€ per share)	(2.05)	0.42
Diluted earnings per share	(€ per share)	(2.05)	0.42

31 | Segment information

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the chief operating decision maker (the CEO) to make decisions about resources to be allocated to each segment and to assess segment performance.

Effective from January 1, 2020, in order to improve the integration of Eni's businesses along the entire oil supply chain, aiming the minimizing of commodity risk and the maximizing of the value of equity oil production and internal needs, the oil trading activities related to the development/optimization of the commodity portfolio of the oil sector, supply of crude oil and petroleum products and executions on oil balancing market were reorganized by transferring the relative organizational and profit responsibilities from the Gas & Power Wholesale business to the Refining & Marketing business. The comparative periods have been restated.

Segment performance is evaluated based on operating profit or loss. Other segment information presented to the CEO included segment revenues and directly attributable assets and liabilities.

As of June 30, 2020, Eni had the following reportable segments:

• Exploration & Production: engages in the exploration, development and production of crude oil and natural gas, including projects to build and operate liquefaction plants of natural gas.

• Gas & Power: engages in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets, and also in gas trading activities targeting to both hedge and stabilize the Group commercial margins and optimize the gas and power asset portfolio.

• Refining & Marketing and Chemical: engages in the manufacturing, supply and distribution and marketing activities of oil products and chemical products and also of trading oil. The results of the Chemicals business have been aggregated to those of the Refining & Marketing business in a single reportable segment, because these two operating segments exhibit similar economic characteristics. Oil and product trading activities are designed to perform supply balancing transactions on the market and to stabilize or cover commercial margins.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS	111

• Corporate and other activities: include the costs of the Group HQ functions which provide services to the operating subsidiaries, comprising holding, financing and treasury, IT, HR, real estate, legal assistance, captive insurance, planning and administration activities, as well as the results of the Group environmental clean-up and remediation activities performed by the subsidiary Eni Rewind SpA. The Energy Solutions Department, which engages in developing the business of renewable energy, is an operating segment, which is reported within Corporate and other activities because it does not meet the materiality threshold (IFRS 8) for separate segment reporting.

As required by the international accounting standards regarding segment information, in the event of a reorganization of the business segments, the comparative periods are subject to restatement for homogeneous comparison.

Below are the results of the restatement of the first half 2019 and of the year 2019 relating to the two segments affected by the reorganization.

Information published in 2019:

(€ million)	Gas & Power	Refining & Marketing e Chimica

First Half 2019
Sales from operations including intersegment sales	27,161	11,531
Less: intersegment sales	(5,942)	(1,164)
Sales from operations	21,219	10,367
Operating profit	453	226
December 31, 2019
Identifiable assets (a)	9,176	12,336
Identifiable liabilities (b)	7,852	4,599

(a) Includes assets directly associated with the generation of operating profit.
(b) Includes liabilities directly associated with the generation of operating profit.

Information restated:

(€ million)	Gas & Power	Refining & Marketing e Chimica

First Half 2019
Sales from operations including intersegment sales	10,525	21,679
Less: intersegment sales	(429)	(189)
Sales from operations	10,096	21,490
Operating profit	347	332
December 31, 2019
Identifiable assets (a)	7,943	13,569
Identifiable liabilities (b)	6,179	6,272

(a) Includes assets directly associated with the generation of operating profit.
(b) Includes liabilities directly associated with the generation of operating profit.

112     CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

Information by segment is as follows:

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Adjustments of intragroup profits	Total

First Half 2020
Sales from operations including intersegment sales	6,751	6,703	12,148	754
Less: intersegment sales	(3,142)	(277)	(252)	(655)
Sales from operations	3,609	6,426	11,896	99		22,030
Operating profit (loss)	(1,678)	390	(2,302)	(415)	230	(3,775)
First Half 2019
Sales from operations including intersegment sales	11,524	10,525	21,679	766
Less: intersegment sales	(6,226)	(429)	(189)	(670)
Sales from operations	5,298	10,096	21,490	96		36,980
Operating profit (loss)	4,425	347	332	(295)	(60)	4,749

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Adjustments of intragroup profits	Total

June 30, 2020
Identifiable assets (a)	65,772	6,646	10,920	1,823	(310)	84,851
Unallocated assets						30,234
Identifiable liabilities (b)	19,001	4,954	5,470	3,976	(192)	33,209
Unallocated liabilities						43,037
December 31, 2019
Identifiable assets (a)	68,915	7,943	13,569	1,860	(492)	91,795
Unallocated assets						31,645
Identifiable liabilities (b)	20,164	6,179	6,272	3,927	(141)	36,401
Unallocated liabilities						39,139

(a) Includes assets directly associated with the generation of operating profit.

(b) Includes liabilities directly associated with the generation of operating profit.

32 | Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchange of goods, provision of services and financing with joint ventures, associates and unconsolidated subsidiaries;

(b)	exchange of goods and provision of services with entities controlled by the Italian Government;

(c)	exchange of goods and provision of services with companies related to Eni SpA through members of the Board of Directors. These transactions are exempt from the application of the Eni internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because under the materiality threshold provided for by the procedure;

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as research and development; and (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, researches and training initiatives, knowledge in the fields of economics, energy and environment, both at a national and international level.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS     113

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

Investments in unconsolidated subsidiaries, joint ventures and associates as of June 30, 2020 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2020”.

TRADE AND OTHER TRANSACTIONS

(€ million)
	June 30, 2020			First Half 2020

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	2	109			126
Angola LNG Supply Services Llc			181
Coral FLNG SA	21		1,176	35
Gruppo Saipem	70	232	510	11	138
Karachaganak Petroleum Operating BV	29	173			407
Mellitah Oil & Gas BV	61	202		5	140
Petrobel Belayim Petroleum Co	42	899			289
Unión Fenosa Gas SA			57
Vår Energi AS	125	225	455	40	529	(71)
Other (*)	71	29		60	54
	421	1,869	2,379	151	1,683	(71)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			181
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidazione)	107	1	3	6
Other	6	28	11	3	5
	113	29	195	9	5
	534	1,898	2,574	160	1,688	(71)
Entities controlled by the Government
Enel Group	186	285		29	268	22
Italgas Group	3	109		2	405
Snam Group	231	262		28	543
Terna Group	38	40		79	90	2
GSE - Gestore Servizi Energetici	28	20		251	121	(28)
Other	5	22		14	23
	491	738		403	1,450	(4)
Other related parties		2		2	22
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	81	87		10	127
	1,106	2,725	2,574	575	3,287	(75)

(*) Each individual amount included herein was lower than €50 million.

114    CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

(€ million)
	December 31, 2019			First Half 2019

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	3	71			108
Angola LNG Supply Services Llc			181
Coral FLNG SA	15		1,168	41
Gruppo Saipem	75	227	510	14	49
Karachaganak Petroleum Operating BV	33	198		1	545
Mellitah Oil & Gas BV	57	171		1	250
Petrobel Belayim Petroleum Co	50	1,130		7	951
Unión Fenosa Gas SA	8	1	57		1	42
Vår Energi AS	32	143	482	35	695	(30)
Other (*)	106	42	1	29	80
	379	1,983	2,399	128	2,679	12
Unconsolidated entities controlled by Eni
Eni BTC Ltd			180
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	101	1	3	6
Other	5	25	14	4	5
	106	26	197	10	5
	485	2,009	2,596	138	2,684	12
Entities controlled by the Government
Enel Group	185	284		65	294	(33)
Italgas Group	3	154			398
Snam Group	278	229		43	661
Terna Group	40	45		94	106	8
GSE - Gestore Servizi Energetici	26	24		336	252	9
Other	10	19		5	18
	542	755		543	1,729	(16)
Other related parties	2	3		3	14
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	75	74		18	138
	1,104	2,841	2,596	702	4,565	(4)

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Agip «GSA», Organe Conjoint des Opérations «OC SH/FCP» and, only for Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trading & Shipping SpA; services charged to Eni’s associates are invoiced on the basis of incurred costs;

•	guarantees issued on behalf of Angola LNG Supply Services Llc to cover the commitments relating to the payment of the regasification fees;

•	supply of upstream specialist services and guarantees issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

•	engineering, construction and drilling services by the Saipem Group mainly for the Exploration & Production segment and guarantees issued by Eni SpA relating to bid bonds and performance bonds;

•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;

•	guarantees issued in compliance with contractual agreements in the interest of Vår Energi AS, the supply of upstream specialist services, the purchase of crude oil, condensates and gas and the realized part of forward contracts for the physical purchase of gas;

•	a guarantee issued in the interest of Eni BTC Ltd in relation to the construction of an oil pipeline;

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS      115

•	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

•	sale of fuel, sale and purchase of gas, acquisition of power distribution services and fair value of derivative financial instruments with Enel Group;

•	acquisition of natural gas transportation, distribution and storage services with Snam Group and Italgas Group on the basis of tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and purchase and sale of natural gas with Snam Group for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities;

•	sale and purchase of electricity, the acquisition of power transmission service on the basis of prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

•	sale and purchase of electricity, gas, environmental certificates, fair value of derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) pursuant to the Legislative Decree No. 249/2012.

Transactions with other related parties concerned:

•	provisions to pension funds for €21 million;

•	contributions and service provisions to Eni Enrico Mattei Foundation for €1 million.

FINANCING TRANSACTIONS

(€ million)
	June 30, 2020			First Half 2020

Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Angola LNG Ltd			250
Cardón IV SA	603	1		27	2
Coral FLNG SA	280			20
Coral South FLNG DMCC			1,429
Société Centrale Electrique du Congo SA	90			6
Other	17	23	1	11	7
	990	24	1,680	64	9
Unconsolidated entities controlled by Eni
Other	45	33
	45	33
Entities controlled by the Government
Other		5			1
		5			1
	1,035	62	1,680	64	10

116       CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

(€ million)
	December 31, 2019			First Half 2019

Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Angola LNG Ltd			249
Cardón IV SA	563	5		36	1
Coral FLNG SA	253				1
Coral South FLNG DMCC			1,425
Société Centrale Electrique du Congo SA	85
Other	18	14	2	4
	919	19	1,676	40	2
Unconsolidated entities controlled by Eni
Other	48	28		1
	48	28		1
Entities controlled by the Government
Other	4	12
	4	12
	971	59	1,676	41	2

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	bank debt guarantees issued on behalf of Angola LNG Ltd;

•	financing loans granted to Cardón IV SA for the exploration and development activities of the Perla offshore gas field in Venezuela;

•	financing loans granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in the Area 4 in Mozambique;

•	a bank debt guarantee issued on behalf of Coral South FLNG DMCC for bank credit facilities relating the project financing of Coral FLNG development project;

•	a loan granted to Société Centrale Electrique du Congo SA for the construction of a power plant in Congo.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(€ million)
	June 30, 2020			December 31, 2019

	Total	Related parties	Impact %	Total	Related parties	Impact %
Other current financial assets	570	48	8.42	384	60	15.63
Trade and other receivables	10,700	760	7.10	12,873	704	5.47
Other current assets	3,660	227	6.20	3,972	219	5.51
Other non-current financial assets	1,237	987	79.79	1,174	911	77.60
Other non-current assets	803	119	14.82	871	181	20.78
Short-term debt	3,124	55	1.76	2,452	46	1.88
Current portion of long-term lease liabilities	919	3	0.33	889	5	0.56
Trade and other payables	12,525	2,507	20.02	15,545	2,663	17.13
Other current liabilities	7,217	195	2.70	7,146	155	2.17
Long-term lease liabilities	4,723	4	0.08	4,759	8	0.17
Other non-current liabilities	1,790	23	1.28	1,611	23	1.43

CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS         117

  The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(€ million)
	First Half 2020			First Half 2019

	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	22,030	556	2.52	36,980	695	1.88
Other income and revenues	460	19	4.13	644	7	1.09
Purchases, services and other	(17,186)	(3,329)	19.37	(26,791)	(4,554)	17.00
Net (impairment losses) reversals of trade and other receivables	(211)	61	..	(246)		..
Payroll and related costs	(1,542)	(19)	1.23	(1,553)	(11)	0.71
Other operating income (expense)	(373)	(75)	20.11	30	(4)	..
Finance income	2,153	64	2.97	1,420	41	2.89
Finance expense	(2,596)	(10)	0.39	(2,029)	(2)	0.10

  Main cash flows with related parties are provided below:

(€ million)	First Half 2020	First Half 2019

Revenues and other income	575	702
Costs and other expenses	(2,851)	(3,276)
Other operating income (loss)	(75)	(4)
Net change in trade and other receivables and liabilities	(10)	(294)
Net interests	49	40
Net cash provided from operating activities	(2,312)	(2,832)
Capital expenditure in tangible and intangible assets	(497)	(1,289)
Net change in accounts payable and receivable in relation to investments	(46)	(3)
Change in financial receivables	(100)	(92)
Net cash used in investing activities	(643)	(1,384)
Change in financial and lease liabilities	3	(827)
Net cash used in financing activities	3	(827)
Total financial flows to related parties	(2,952)	(5,043)

  The impact of cash flows with related parties consisted of the following:

(€ million)
	First Half 2020			First Half 2019

	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	2,378	(2,312)	..	6,612	(2,832)	..
Net cash used in investing activities	(2,741)	(643)	23.46	(4,330)	(1,384)	31.96
Net cash used in financing activities	908	3	0.33	(2,585)	(827)	31.99

118      CONSOLIDATED INTERIM FINANCIAL STATEMENTS | NOTES ON FINANCIAL STATEMENTS

33 | Significant non-recurring events and operations

In the first half of 2020 and 2019, Eni did not report any non-recurring events and operations.

34 | Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2020 and 2019, no transactions deriving from atypical and/or unusual operations were reported.

35 | Subsequent events

No significant events were reported after June 30, 2020.

119

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Massimo Mondazzi, in their quality as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2020 and during the period covered by the report, were:
·	adequate to the Company structure, and
·	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2020 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	Condensed consolidated interim financial statements as of June 30, 2020:
a)	have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	correspond to the accounting books and entries;
c)	fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.
3.2	The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2020 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction.

July 29, 2020

/s/ Claudio Descalzi	/s/ Massimo Mondazzi
Claudio Descalzi	Massimo Mondazzi
Chief Executive Officer	Chief Financial Officer and
Officer responsible for the
preparation of financial reports

120

Report of Independent Auditors

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2020, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders’equity, the statement of cash flows and related explanatory notes. The Directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a fullscope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2020 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 6 August 2020

PricewaterhouseCoopers SpA

Signed by

Giovanni Andrea Toselli

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bergamo 24121 Largo Belotti 5 Tel. 035229691 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25121 Viale Duca d’Aosta 28 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 -Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 -Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

122     ANNEX TO FINANCIAL STATEMENTS | INVESTMENTS OWNED BY ENI AS OF JUNE 30, 2020

List of companies owned by Eni SpA
as of June 30, 2020

Investments owned by Eni as of June 30, 2020

In accordance with the provisions of articles 38 and 39 of the Legislative Decree no. 127/1991 and Consob communication no. DEM/6064293 of July 28, 2006, the lists of subsidiaries, joint arrangements and associates and significant investments owned by Eni SpA as of June 30, 2020, is presented below.

Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2020, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and			Other significant investments(a)
				associates

		Outside			Outside			Outside
	Italy	Italy	Total	Italy	Italy	Total	Italy	Italy	Total
Fully consolidated subsidiaries	39	152	191
Consolidated joint operations				5	5	10

Investments owned by consolidated companies (b)
Equity-accounted investments	4	30	34	25	45	70
Investments at cost net of impairment losses	2	7	9	2	27	29
Investments at fair value							2	22	24
	6	37	43	27	72	99	2	22	24
Investments in non consolidated companies
Owned by controlled companies					4	4
Owned by jointly controlled companies					4	4
					8	8
Total	45	189	234	32	85	117	2	22	24

(a)	Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.
(b)	Investments in subsidiaries accounted for using the equity method and at cost net of impairment losses relate to non-significant companies.

Subsidiaries and joint arrangements resident in States or territory with a privileged tax regime

The Legislative Decree of 29 November 2018, No. 241, enforcing the EU Directive rules in the matter of tax avoidance practices, modified the definition of a State or territory with a privileged tax regime pursuant to art. 47-bis of the D.P.R. December 22, 1986, No. 917. Following the aforementioned amendments and the amendments to art. 167 of the D.P.R. December 22, 1986, No. 917, the provisions regarding foreign subsidiaries, CFC, are applied if the non-resident controlled entities jointly present the following conditions: (a) they are subject to an effective taxation of less than half to which they would have been subject if they were resident in Italy; (b) more than one third of the proceeds fall into one or more of the following categories: interests, royalties, dividends, financial leasing income, income from insurance and banking activities, income from intra-group services with low or zero added economic value.

As of June 30, 2020, Eni controls 5 companies that benefit from a privileged tax regime. Of these 5 companies, 4 are subject to taxation in Italy because they are included in Eni’s tax return, 1 company is not subject to taxation in Italy for the exemption obtained by the Revenue Agency. No subsidiary that benefits from a privileged tax regime has issued financial instruments. All the financial statements for 2020 are audited by PricewaterhouseCoopers.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES       123

PARENT COMPANY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	25.96
					Ministero dell’Economia e delle Finanze	4.37
					Eni SpA	0.92
					Other shareholders	68.75

SUBSIDIARIES

Exploration & Production

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	4,386,849	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
EniProgetti SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	7,518,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	8,034,400	Eni SpA	99.96	99.96	F.C.
					Third parties	0.04

OUTSIDE ITALY

Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural Resources	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
(Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Oleoducto de Crudos Pesados	Amsterdam	Ecuador	EUR	20,000	Eni International BV	100.00		Co.
BV	(Netherlands)
(in liquidation)
Burren Energy (Bermuda) Ltd (1)	Hamilton	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
	(Bermuda)
Burren Energy (Egypt) Ltd	London	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
	(United Kingdom)

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(1)	Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is not subjected to taxation in Italy for the exemption obtained by the Revenue Agency.

124        ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Burren Energy Congo Ltd	Tortola	Republic of the	USD	50,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
	(British Virgin Islands)	Congo
Burren Energy India Ltd	London	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
	(United Kingdom)
Burren Energy Plc	London	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Burren Shakti Ltd (2)	Hamilton	United Kingdom	USD	213,138	Burren En. India Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni Abu Dhabi BV	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni AEP Ltd	London	Pakistan	GBP	13,471,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Albania BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Exploration BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Ltd Sàrl	Luxembourg	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Algeria Production BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ambalat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni America Ltd	Dover	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
	(USA)
Eni Angola Exploration BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Angola Production BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	24,136,336	Eni International BV	95.00	100.00	F.C.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Australia BV	Amsterdam	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Australia Ltd	London	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Bahrain BV	Amsterdam	Bahrain	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni BB Petroleum Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni BTC Ltd	London	United Kingdom	GBP	1	Eni International BV	100.00		Eq.
	(United Kingdom)
Eni Bukat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Bulungan BV	Amsterdam	Indonesia	EUR	20,000	Eni International BV	100.00		Co.
(in liquidation)	(Netherlands)
Eni Canada Holding Ltd	Calgary	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
	(Canada)
Eni CBM Ltd	London	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni China BV	Amsterdam	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(2) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni’s tax return.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES        125

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Congo SA	Pointe-Noire	Republic of the	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
	(Republic of the Congo)	Congo			Eni International BV	(..)
					Eni Int. NA NV Sàrl	(..)
Eni Côte d’Ivoire Ltd	London	Ivory Coast	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Cyprus Ltd	Nicosia	Cyprus	EUR	2,006	Eni International BV	100.00	100.00	F.C.
	(Cyprus)
Eni Denmark BV	Amsterdam	Greenland	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni do Brasil Investimentos em	Rio De Janeiro	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo	(Brazil)				Eni Oil Holdings BV	(..)
Ltda
Eni East Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni East Sepinggan Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Elgin/Franklin Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Russia BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Exploration & Production Holding	Amsterdam	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
BV	(Netherlands)
Eni Gabon SA	Libreville	Gabon	XAF	13,132,000,000	Eni International BV	100.00	100.00	F.C.
	(Gabon)
Eni Ganal Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Gas & Power LNG Australia BV	Amsterdam	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ghana Exploration and	Accra	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Production Ltd	(Ghana)
Eni Hewett Ltd	Aberdeen	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Hydrocarbons Venezuela Ltd	London	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni India Ltd	London	India	GBP	44,000,000	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni Indonesia Ltd	London	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Indonesia Ots 1 Ltd	Grand Cayman	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
	(Cayman Islands)
Eni International NA NV Sàrl	Luxembourg	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Investments Plc	London	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Iran BV	Amsterdam	Iran	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Iraq BV	Amsterdam	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ireland BV	Amsterdam	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Isatay BV	Amsterdam	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni JPDA 03-13 Ltd	London	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

126       ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni JPDA 06-105 Pty Ltd	Perth	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
	(Australia)
Eni JPDA 11-106 BV	Amsterdam	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Kenya BV	Amsterdam	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Krueng Mane Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Lasmo Plc	London	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Liberia BV	Amsterdam	Liberia	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Liverpool Bay Operating Co Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
	(United Kingdom)
Eni LNS Ltd	London	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Marketing Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Maroc BV	Amsterdam	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni México S. de RL de CV	Lomas De Chapultepec,	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
	Mexico City				Eni Oil Holdings BV	0.10
	(Mexico)
Eni Middle East Ltd	London	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni MOG Ltd	London	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)				Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Montenegro
Eni Mozambique Engineering Ltd	London	United Kingdom	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Mozambique LNG Holding BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Muara Bakau BV	Amsterdam	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Myanmar BV	Amsterdam	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Africa BV	Amsterdam	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil & Gas Inc	Dover	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
	(USA)
Eni Oil Algeria Ltd	London	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil Holdings BV	Amsterdam	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
	(Netherlands)
Eni Oman BV	Amsterdam	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Pakistan (M) Ltd Sàrl	Luxembourg	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES       127

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Pakistan Ltd	London	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Petroleum Co Inc	Dover	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
	(USA)				Eni International BV	36.14
Eni Petroleum US Llc	Dover	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
	(USA)
Eni Portugal BV	Amsterdam	Portugal	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni RAK BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Rapak Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000	Eni International BV	99.99		Eq.
	(Democratic Republic	Republic of the			Eni Oil Holdings BV	(..)
	of the Congo)	Congo
Eni Rovuma Basin BV	Amsterdam	Mozambique	EUR	20,000	Eni Mozambique LNG H.	100.00	100.00	F.C.
	(Netherlands)				BV
Eni Sharjah BV	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni South Africa BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	South Africa
Eni South China Sea Ltd Sàrl	Luxembourg	China	USD	20,000	Eni International BV	100.00		Eq.
	(Luxembourg)
Eni TNS Ltd	Aberdeen	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Tunisia BV	Amsterdam	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Turkmenistan Ltd	Hamilton	Turkmenistan	USD	20,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni UHL Ltd	London	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni UK Holding Plc	London	United Kingdom	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni UK Ltd	London	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni UKCS Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Ukraine Holdings BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ukraine Llc	Kiev	Ukraine	UAH	90,765,492.19	Eni Ukraine Hold.BV	99.99		Eq.
	(Ukraine)				Eni International BV	0.01
Eni Ukraine Shallow Waters BV	Amsterdam	Ukraine	EUR	20,000	Eni Ukraine Hold.BV	100.00		Eq.
	(Netherlands)
Eni ULT Ltd	London	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni ULX Ltd	London	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni US Operating Co Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni USA Gas Marketing Llc	Dover	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni USA Inc	Dover	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
	(USA)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

128        ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Venezuela BV	Amsterdam	Venezuela	EUR	20,000	Eni Venezuela E&P	100.00	100.00	F.C.
	(Netherlands)				Holding
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,443,200	Eni International BV	99.99	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	(..)
Eni Ventures Plc	London	United Kingdom	GBP	278,050,000	Eni International BV	99.99		Co.
(in liquidation)	(United Kingdom)				Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni West Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni West Timor Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Yemen Ltd	London	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
	(Egypt)				Eni SpA	1.00
Eurl Eni Algérie	Algiers	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
	(Algeria)
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co	Calgary	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
ULC	(Canada)
Ieoc Exploration BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Ieoc Production BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Lasmo Sanga Sanga Ltd	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Liverpool Bay Ltd	London	United Kingdom	USD	1	Eni ULX Ltd	100.00		Eq.
	(United Kingdom)
Mizamtec Operating Company S. de	Mexico City	Mexico	MXN	3,000	Eni US Op. Co Inc	99.90	100.00	F.C.
RL de CV	(Mexico)				Eni Petroleum Co Inc	0.10
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Nigerian Agip E. Ltd	0.99
					Agip En Nat Res.Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
OOO ‘Eni Energhia’	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90	100.00	F.C.
	(Russia)				Eni Oil Holdings BV	0.10
Zetah Congo Ltd (2)	Nassau	Republic of the	USD	300	Eni Congo SA	66.67		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	33.33
Zetah Kouilou Ltd (2)	Nassau	Republic of the	USD	2,000	Eni Congo SA	54.50		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	37.00
					Third parties	8.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(2) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni’s tax return.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES       129

| Gas & Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni gas e luce SpA	San Donato Milanese (MI)	Italy	EUR	750,000,000	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Global Energy Markets SpA (former Eni Energy Activities Srl)	Rome	Italy	EUR	1,050,000	Eni SpA	100.00	100.00	F.C.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA	100.00	100.00	F.C.
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA	86.50	86.50	F.C.
					Third parties	13.50
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
Evolvere Energia SpA	Milan	Italy	EUR	1,130,000	Evolvere SpA	100.00	70.52	F.C.
Evolvere Smart Srl	Milan	Italy	EUR	100,000	Evolvere Venture	100.00	70.52	F.C.
Evolvere SpA Società Benefit	Milan	Italy	EUR	25,500,000	Eni gas e luce SpA	70.52	70.52	F.C.
					Third parties	29.48
Evolvere Venture SpA	Milan	Italy	EUR	50,000	Evolvere SpA	100.00	70.52	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
SEA SpA	L’Aquila	Italy	EUR	100,000	Eni gas e luce SpA	60.00	60.00	F.C.
					Third parties	40.00
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Adriaplin Podjetje za distribucijo	Ljubljana	Slovenia	EUR	12,956,935	Eni gas e luce SpA	51.00	51.00	F.C.
zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Eni G&P Trading BV	Amsterdam	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gas & Power France SA	Levallois Perret	France	EUR	29,937,600	Eni gas e luce SpA	99.87	99.87	F.C.
	(France)				Third parties	0.13
Eni Gas Liquefaction BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Gas Supply Company Thessaloniki-	Thessaloniki	Greece	EUR	13,761,788	Eni gas e luce SpA	100.00	100.00	F.C.
Thessalia SA	(Greece)
Société de Service du Gazoduc	Tunis	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
Transtunisien SA - Sergaz SA	(Tunisia)				Third parties	33.33
Société pour la Construction du	Tunis	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
Gazoduc Transtunisien SA – Scogat SA	(Tunisia)				Trans Tunis.P.Co SpA	0.05
					LNG Shipping SpA	0.05
					Eni SpA	0.05

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

130        ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

| Refining & Marketing and Chemical

Refining & Marketing

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato Milanese	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Eni Fuel SpA	Rome	Italy	EUR	58,944,310	Eni SpA	100.00	100.00	F.C.
Eni Trade & Biofuels SpA	Rome	Italy	EUR	1,050,000	Eni SpA	100.00	100.00	F.C.
(former Eni Energia Srl)
Petroven Srl	Genova	Italy	EUR	918,520	Ecofuel SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.
SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.

OUTSIDE ITALY

Eni Abu Dhabi Refining & Trading BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Abu Dhabi Refining & Trading	Amsterdam	Netherlands	EUR	20,000	Eni Abu Dhabi R&T	100.00		Eq.
Services BV	(Netherlands)
Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni France Sàrl	Lyon	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
	(France)
Eni Iberia SLU	Alcobendas	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
	(Spain)
Eni Lubricants Trading (Shanghai) Co	Shanghai	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
Ltd	(China)
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh.GmbH	99.99	100.00	F.C.
	(Austria)				Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
	(Austria)
Eni Schmiertechnik GmbH	Wurzburg	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
	(Germany)
Eni Suisse SA	Losanne	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
	(Switzerland)
Eni Trading & Shipping Inc	Dover	USA	USD	36,000,000	Ets SpA	100.00	100.00	F.C.
	(USA)
Eni Transporte y Suministro México,	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90		Eq.
S. de RL de CV	(Mexico)				Eni Oil Holdings BV	0.10

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES        131

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni USA R&M Co Inc	Wilmington	USA	USD	11,000,000	Eni International BV	100.00		Eq.
	(USA)
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Oléoduc du Rhône SA	Valais	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
	(Switzerland)
OOO ‘‘Eni-Nefto’’	Moscow	Russia	RUB	1,010,000	Eni International BV	99.01		Eq.
	(Russia)				Eni Oil Holdings BV	0.99
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
	(Ecuador)				Esain SA	(..)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

132        ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

| Chemical

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,364,790,000	Eni SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Dunastyr Polisztirolgyártó Zártkörûen	Budapest	Hungary	HUF	4,332,947,072	Versalis SpA	96.34	100.00	F.C.
Mûködõ Részvénytársaság	(Hungary)				Versalis International SA	1.83
					Versalis Deutschland	1.83
					GmbH
Versalis Americas Inc	Dover	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
	(USA)
Versalis Congo Sarlu	Pointe-Noire	Republic of the	XAF	1,000,000	Versalis International SA	100.00	100.00	F.C.
	(Republic of the Congo)	Congo
Versalis Deutschland GmbH	Eschborn	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
	(Germany)
Versalis France SAS	Mardyck	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
	(France)
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutschland	23.71
					GmbH
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul	Turkey	TRY	20,000	Versalis International SA	100.00	100.00	F.C.
	(Turkey)
Versalis México S. de R.L. de CV	Mexico City	Mexico	MXN	1,000	Versalis International SA	99.00	100.00	F.C.
	(Mexico)				Versalis SpA	1.00
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99		Eq.
	(India)				Third parties	(..)
Versalis Pacific Trading (Shanghai)	Shanghai	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Co Ltd	(China)
Versalis Singapore Pte Ltd	Singapore	Singapore	SGD	80,000	Versalis SpA	100.00	100.00	F.C.
	(Singapore)
Versalis UK Ltd	London	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.
	(United Kingdom)
Versalis Zeal Ltd	Takoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00	80.00	F.C.
	(Ghana)				Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES        133

| Corporate and other activities

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
D-Service Media Srl	Milan	Italy	EUR	75,000	D-Share SpA	100.00		Eq.
(in liquidation)
D-Share SpA	Milan	Italy	EUR	121,719.25	AGI SpA	55.21	55.21	F.C.
					Third parties	44.79
Eni Corporate University SpA	San Donato Milanese	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
	(MI)
EniServizi SpA	San Donato Milanese	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
	(MI)
Serfactoring SpA	San Donato Milanese	Italy	EUR	5,160,000	Eni SpA	49.00	49.00	F.C.
	(MI)				Third parties	51.00
Servizi Aerei SpA	San Donato Milanese	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.
	(MI)

OUTSIDE ITALY

Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
D-Share USA Corp.	New York	USA	USD	0 (a)	D-Share SpA	100.00		Co.
	(USA)
Eni Finance International SA	Bruxelles	Belgium	USD	1,480,365,336	Eni International BV	66.39	100.00	F.C.
	(Belgium)				Eni SpA	33.61
Eni Finance USA Inc	Dover	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Insurance Designated Activity	Dublin	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
Company	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United Kingdom	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Next Llc	Dover	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

134        ANNEX TO FINANCIAL STATEMENTS | SUBSIDIARIES

  Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Anic Partecipazioni SpA	Gela (CL)	Italy	EUR	23,519,847.16	Eni Rewind SpA	99.97		Eq.
(in liquidation)					Third parties	0.03
CGDB Enrico Srl	San Donato Milanese (MI)	Italy	EUR	10,000	Eni New Energy SpA	100.00	100.00	F.C.
CGDB Laerte Srl	San Donato Milanese (MI)	Italy	EUR	10,000	Eni New Energy SpA	100.00	100.00	F.C.
Eni New Energy SpA	San Donato Milanese (MI)	Italy	EUR	9,296,000	Eni SpA	100.00	100.00	F.C.
Eni Rewind SpA	San Donato Milanese (MI)	Italy	EUR	355,145,040.30	Eni SpA	99.99	100.00	F.C.
					Third parties	(..)
Industria Siciliana Acido Fosforico -	Gela (CL)	Italy	EUR	1,300,000	Eni Rewind SpA	52.00		Eq.
ISAF - SpA					Third parties	48.00
(in liquidation)
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Eni Rewind SpA	100.00	100.00	F.C.
Wind Park Laterza Srl	San Donato Milanese (MI)	Italy	EUR	10,000	Eni New Energy SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Arm Wind Llp	Nur-Sultan	Kazakhstan	KZT	7,963,200,000	Windirect BV	100.00	100.00	F.C.
	(Kazakhstan)
Eni Energy Solutions BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni New Energy Egypt SAE	Cairo (Egypt)	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
					Ieoc Production BV	0.01
					Ieoc Exploration BV	0.01
Eni New Energy Pakistan (Private) Ltd	Saddar Town-Karachi (Pakistan)	Pakistan	PKR	136,000,000	Eni International BV	99.98	100.00	F.C.
					Eni Pakistan Ltd (M)	0.01
					Eni Oil Holdings BV	0.01
Eni New Energy US Inc	Dover (USA)	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Rewind International BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Eni Rewind SpA	100.00		Eq.
Windirect BV	Amsterdam (Netherlands)	Netherlands	EUR	10,000	Eni International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES          135

JOINT ARRANGEMENTS AND ASSOCIATES

Exploration & Production

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mozambique Rovuma Venture SpA (†)	San Donato Milanese (MI)	Mozambique	EUR	20,000,000	Eni SpA	35.71	35.71	J.O.
					Third parties	64.29

OUTSIDE ITALY

Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Angola LNG Ltd	Hamilton	Angola	USD	9,952,000,000	Eni Angola Prod.BV	13.60		Eq.
	(Bermuda)				Third parties	86.40
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Cabo Delgado Gas Development Limitada (†)	Maputo (Mozambique)	Mozambique	MZN	2,500,000	Eni Mozambique LNG H. BV	50.00		Co.
					Third parties	50.00
Cardón IV SA(†)	Caracas	Venezuela	VES	172.10	Eni Venezuela BV	50.00		Eq.
	(Venezuela)				Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VES	0.001	Eni Venezuela BV	26.00		Co.
	(Venezuela)				Third parties	74.00
Coral FLNG SA	Maputo (Mozambique)	Mozambique	MZN	100,000,000	Eni Mozambique LNG H. BV	25.00		Eq.
					Third parties	75.00
Coral South FLNG DMCC	Dubai (United Arab Emirates)	United Arab Emirates	AED	500,000	Eni Mozambique LNG H. BV	25.00		Eq.
					Third parties	75.00
East Delta Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)				Third parties	62.50
East Kanayis Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
					Third parties	50.00
East Obaiyed Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc SpA	50.00		Co.
					Third parties	50.00
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)				Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
					Third parties	66.67
Isatay Operating Co Llp (†)	Nur-Sultan	Kazakhstan	KZT	400,000	Eni Isatay	50.00		Co.
	(Kazakhstan)				Third parties	50.00
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Agip Karachaganak BV	29.25		Co.
					Third parties	70.75
Karachaganak Project Development Ltd (KPD)	Reading, Berkshire (United Kingdom)	United Kingdom	GBP	100	Agip Karachaganak BV	38.00		Co.
(in liquidation)					Third parties	62.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

136       ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
						Third parties	67.50
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Meleiha Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Norpipe Terminal Holdco Ltd	London (United Kingdom)	Norway	GBP	55.69		Eni SpA	14.20		Eq.
						Third parties	85.80
North Bardawil Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV	30.00
						Third parties	70.00
North El Burg Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc SpA	25.00		Co.
	(Egypt)					Third parties	75.00
Petrobel Belayim Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
						Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VES	3,790		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VES	24,021		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VES	2,203		Eni Venezuela BV	26.00		Eq.
	(Venezuela)					Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Point Resources FPSO AS	Sandnes	Norway	NOK	150,100,000		PR FPSO Holding	100.00
	(Norway)
Point Resources FPSO Holding AS	Sandnes	Norway	NOK	60,000		Vår Energi AS	100.00
	(Norway)
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PR Jotun DA	Sandnes	Norway	NOK	0	(a)	PR FPSO	95.00
	(Norway)					PR FPSO Holding	5.00
Raml Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	22.50		Co.
	(Egypt)					Third parties	77.50
Ras Qattara Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Rovuma Basin LNG Land Limitada (†)	Maputo (Mozambique)	Mozambique	MZN	140,000		Mozambique Rovuma Venture	33.33		Co.
						Third parties	66.67
Rovuma LNG Investment (DIFC) Ltd	Dubai (United Arab Emirates)	Mozambique	USD	50,000		Eni Mozambique LNG H. BV	25.00		Eq.
						Third parties	75.00
Rovuma LNG SA	Maputo (Mozambique)	Mozambique	MZN	100,000,000		Eni Mozambique LNG H. BV	25.00		Eq.
						Third parties	75.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Shares without nominal value.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES     137

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Shorouk Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Société Centrale Electrique du Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	44,732,000,000	Eni Congo SA	20.00		Eq.
					Third parties	80.00
Société Italo Tunisienne	Tunis	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d’Exploitation Pétrolière SA (†)	(Tunisia)				Third parties	50.00
Sodeps - Société de Developpement et d’Exploitation du Permis du Sud SA (†)	Tunis (Tunisia)	Tunisia	TND	100,000	Eni Tunisia BV Third parties	50.00 50.00		Co.
Tecninco Engineering Contractors Llp (†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00		Eq.
					Third parties	51.00
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	New Cairo	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
Vår Energi AS(†)	Forus	Norway	NOK	399,425,000	Eni International BV	69.60		Eq.
	(Norway)				Third parties	30.40
Vår Energi Marine AS	Sandnes (Norway)	Norway	NOK	61,000,000	Vår Energi AS	100.00
VIC CBM Ltd(†)	London	Indonesia	USD	52,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	25,631,640	Eni Lasmo Plc	50.00		Eq.
					Third parties	50.00
West ASHRAFI Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)					Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

138        ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

| Gas & Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
E-Prosume Srl (†)	Milan	Italy	EUR	100,000	Evolvere Venture	50.00		Eq.
					Third parties	50.00
Evogy Srl	Seriate (BG)	Italy	EUR	10,000	Evolvere Venture	40.00		Eq.
					Third parties	60.00
Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA	50.00		Eq.
					Third parties	50.00
PV Family Srl	Cagliari	Italy	EUR	131,200	Evolvere SpA	23.78		Eq.
					Third parties	76.22
Renewable Dispatching Srl	Milan	Italy	EUR	49,000	Evolvere Venture	40.00		Eq.
					Third parties	60.00
Società EniPower Ferrara Srl (†)	San Donato Milanese	Italy	EUR	140,000,000	EniPower SpA	51.00	51.00	J.O.
	(MI)				Third parties	49.00
Tate Srl	Bologna	Italy	EUR	408,509.29	Evolvere Venture	20.00		Eq.
					Third parties	80.00
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA	50.00		Eq.
					Third parties	50.00

OUTSIDE ITALY

Angola LNG Supply Services Llc	Wilmington	USA	USD	19,278,782	Eni USA Gas M. Llc	13.60		Eq.
	(USA)				Third parties	86.40
Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	74.62 (a)	J.O.
	(Netherlands)				Third parties	50.00
Gas Distribution Company of	Ampelokipi-Menemeni	Greece	EUR	247,127,605	Eni gas e luce SpA	49.00		Eq.
Thessaloniki - Thessaly SA (†)	(Greece)				Third parties	51.00
GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Premium Multiservices SA	Tunis	Tunisia	TND	200,000	Sergaz SA	49.99		Eq.
	(Tunisia)				Third parties	50.01
SAMCO Sagl	Lugano	Switzerland	CHF	20,000	Transmed.Pip.Co Ltd	90.00		Eq.
	(Switzerland)				Eni International BV	5.00
					Third parties	5.00
Transmediterranean Pipeline Co	St. Helier	Jersey	USD	10,310,000	Eni SpA	50.00	50.00	J.O.
Ltd (†) (3)	(Jersey)				Third parties	50.00
Unión Fenosa Gas SA (†)	Madrid	Spain	EUR	32,772,000	Eni SpA	50.00		Eq.
	(Spain)				Third parties	50.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(3)	Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni’s tax return. The company is considered as a controlled entity pursuant to art. 167, paragraph 3 of the TUIR.
(a)	Equity ratio equal to the Eni’s working interest.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES     139

| Refining & Marketing and Chemical

Refining & Marketing

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA(†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	44.78		Eq.
Merci SpA					Third parties	55.22
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA	25.00		Eq.
					Third parties	75.00
Livorno LNG Terminal SpA	Livorno	Italy	EUR	200,000	Costiero Gas L.SpA	50.00		Eq.
					Third parties	50.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Eq.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Società Oleodotti Meridionali - SOM	Rome	Italy	EUR	3,085,000	Eni SpA	70.00		Eq.
SpA(†)					Third parties	30.00
Termica Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.

OUTSIDE ITALY

Abu Dhabi Oil Refining Company	Abu Dhabi	United Arab	AED	500,000,000	Eni Abu Dhabi R&T	20.00		Eq.
(TAKREER)	(United Arab Emirates)	Emirates			Third parties	80.00
ADNOC Global Trading Ltd	Abu Dhabi	United Arab	USD	1,000	Eni Abu Dhabi R&T	20.00		Eq.
	(United Arab Emirates)	Emirates			Third parties	80.00
AET -	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
Raffineriebeteiligungsgesellschaft	(Germany)				Third parties	66.67
mbH(†)
Bauernoil Raffineriegesellschaft	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
mbH(†)	(Germany)				Third parties	80.00
City Carburoil SA(†)	Rivera	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
	(Switzerland)				Third parties	50.09
Egyptian International Gas	Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00		Co.
Technology Co	(Egypt)				Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Eni International BV	22.50		Eq.
	(Singapore)				Third parties	77.50

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

140      ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Fuelling Aviation Services GIE	Tremblay En France	France	EUR	1	Eni France Sàrl	25.00		Co.
	(France)				Third parties	75.00
Mediterranée Bitumes SA	Tunis	Tunisia	TND	1,000,000	Eni International BV	34.00		Eq.
	(Tunisia)				Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500	Eni International BV	20.00		Eq.
	(Netherlands)				Third parties	80.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Eni Suisse SA	20.00		Co.
	(Switzerland)				Third parties	80.00
Supermetanol CA (†)	Jose Puerto La Cruz	Venezuela	VES	120.867	Ecofuel SpA	34.51 (a)	50.00	J.O.
	(Venezuela)				Supermetanol CA	30.07
					Third parties	35.42
TBG Tanklager Betriebsgesellschaft	Salzburg	Austria	EUR	43,603.70	Eni Marketing A.GmbH	50.00		Eq.
GmbH (†)	(Austria)				Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00		Eq.
	(Germany)				Third parties	80.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(a)	Controlling interest:	Ecofuel SpA	50.00
		Third parties	50.00

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES        141

| Chemical

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Eni Rewind SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA	19.74		Eq.
					Eni Rewind SpA	11.58
					S.E.F. Srl	10.70
					Third parties	57.98
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA	25.00		Eq.
					Third parties	75.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	33.11		Eq.
					Eni Rewind SpA	4.61
					Third parties	62.28
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Venezia Porto	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
	Marghera (VE)				Eni Rewind SpA	38.39
					Third parties	13.17

OUTSIDE ITALY

Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	501,800,000,000	Versalis SpA	50.00	Eq.
	(South Korea)				Third parties	50.00
VPM Oilfield Specialty Chemicals	Abu Dhabi	United Arab	AED	1,000,000	Versalis SpA	49.00	Eq.
Llc(†)	(United Arab Emirates)	Emirates			Third parties	51.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

 142     ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES

| Corporate and other activities

Corporate and financial companies

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Commonwealth Fusion Systems Llc	Wilmington	USA	USD	115,000,519	Eni Next			Eq.
	(USA)				Third parties
Form Energy Inc	Somerville	USA	USD	50,889,548.241	Eni Next			Eq.
	(USA)				Third parties

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ANNEX TO FINANCIAL STATEMENTS | JOINT ARRANGEMENTS AND ASSOCIATES       143

| Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Consorzio per l’attuazione del	Frascati (RM)	Italy	EUR	1,000,000	Eni SpA	25.00			Co.
Progetto Divertor Tokamak Test DTT					Third parties	75.00
Scarl(†)

Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Eni Rewind SpA	30.00			Eq.
(in bankruptcy)					Third parties	70.00
Progetto Nuraghe Scarl	Porto Torres (SS)	Italy	EUR	10,000	Eni Rewind SpA	48.55			Eq.
					Third parties	51.45
Saipem SpA(#)(†)	San Donato Milanese	Italy	EUR	2,191,384,693	Eni SpA	30.54	(a)		Eq.
	(MI)				Saipem SpA	2.24
					Third parties	67.22

OUTSIDE ITALY

Ayla Energy Ltd (†)	London	United Kingdom	USD	1,000	Eni Energy Solutions BV	50.00			Eq.
	(United Kingdom)				Third parties	50.00
Grid Edge (Private) Ltd (†)	Saddar Town-Karachi	Pakistan	PKR	1,200,000	Eni International BV	40.00			Eq.
	(Pakistan)				Third parties	60.00
Novis Renewables Holdings Llc	Wilmington	USA	USD	100	Eni New Energy US	49.00			Eq.
	(USA)				Third parties	51.00
Novis Renewables Llc (†)	Wilmington	USA	USD	100	Eni New Energy US	50.00			Eq.
	(USA)				Third parties	50.00
Société Energies Renouvelables	Tunis	Tunisia	TND	1,000,000	Eni International BV	50.00			Eq.
Eni-ETAP SA (†)	(Tunisia)				Third parties	50.00

Solenova Ltd (†)	London	United Kingdom	USD	20,000	Eni Energy Solutions BV	50.00			Eq.
	(United Kingdom)				Third parties	50.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(†)	Jointly controlled entity.
(a)	Controlling interest:	Eni SpA	31.24
		Third parties	68.76

 144     ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS

OTHER SIGNIFICANT INVESTMENTS

| Exploration & Production

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	136,000		Eni SpA	20.00	F.V.
per la Qualità e l’Innovazione						Third parties	80.00

OUTSIDE ITALY

Administradora del Golfo de Paria	Caracas	Venezuela	VES	0.001		Eni Venezuela BV	19.50	F.V.
Este SA	(Venezuela)					Third parties	80.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	F.V.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	307,966,521.99		Eni G&P LNG Aus. BV	10.99	F.V.
	(Australia)					Third parties	89.01
New Liberty Residential Co Llc	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	F.V.
	(USA)					Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	F.V.
	(Nigeria)					Third parties	89.60
North Caspian Operating Co NV	The Hauge	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	F.V.
	(Netherlands)					Third parties	83.19
OPCO - Sociedade Operacional	Luanda	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60	F.V.
Angola LNG SA	(Angola)					Third parties	86.40
Petrolera Güiria SA	Caracas	Venezuela	VES	10		Eni Venezuela BV	19.50	F.V.
	(Venezuela)					Third parties	80.50
SOMG - Sociedade de Operações e	Luanda	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60	F.V.
Manutenção de Gasodutos SA	(Angola)					Third parties	86.40
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50	F.V.
	(Egypt)					Third parties	87.50

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS         145

| Gas & Power

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Emden	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

 146     ANNEX TO FINANCIAL STATEMENTS | OTHER SIGNIFICANT INVESTMENTS

| Refining & Marketing and Chemical

Refining & Marketing

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Società Italiana Oleodotti di Gaeta	Rome	Italy	ITL	360,000,000	Eni SpA	72.48	F.V.
SpA (4)					Third parties	27.52

OUTSIDE ITALY

BFS Berlin Fuelling Services GbR	Hamburg	Germany	EUR	89,199	Eni Deutsch. GmbH	12.50	F.V.
	(Germany)				Third parties	87.50
Compania de Economia Mixta	Cuenca	Ecuador	USD	5,665,329	Eni Ecuador SA	13.38	F.V.
‘Austrogas’	(Ecuador)				Third parties	86.62
Dépot Pétrolier de Fos SA	Fos-Sur-Mer	France	EUR	3,954,196.40	Eni France Sàrl	16.81	F.V.
	(France)				Third parties	83.19
Dépôt Pétrolier de la Côte d Azur SAS	Nanterre	France	EUR	207,500	Eni France Sàrl	18.00	F.V.
	(France)				Third parties	82.00
Joint Inspection Group Ltd	London	United Kingdom	GBP	0(a)	Eni SpA	12.50	F.V.
	(United Kingdom)				Third parties	87.50
S.I.P.G. Société Immobilier Pétrolière	Tremblay En France	France	EUR	40,000	Eni France Sàrl	12.50	F.V.
de Gestion Snc	(France)				Third parties	87.50
Saudi European Petrochemical Co	Al Jubail	Saudi Arabia	SAR	1,025,665,000	Ecofuel SpA	10.00	F.V.
‘IBN ZAHR’	(Saudi Arabia)				Third parties	90.00
Sistema Integrado de Gestion de	Madrid	Spain	EUR	175,713	Eni Iberia SLU	15.44	F.V.
Aceites Usados	(Spain)				Third parties	84.56
Tanklager - Gesellschaft Tegel (TGT)	Hamburg	Germany	EUR	4,953	Eni Deutsch. GmbH	12.50	F.V.
GbR	(Germany)				Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500	Eni Suisse SA	16.27	F.V.
	(Switzerland)				Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309	Eni International BV	12.00	F.V.
	(Ghana)				Third parties	88.00

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(4)	Company under extraordinary administration procedure pursuant to Law no. 95 of April 3, 1979. The liquidation was concluded on April 28, 2015. The cancellation has been filed and is pending the authorization by the Ministry of Economic Development.
(a)	Shares without nominal value.

ANNEX TO FINANCIAL STATEMENTS | CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE FIRST HALF 2020          147

CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE FIRST HALF 2020

| Fully consolidated subsidiaries

COMPANIES INCLUDED (N. 17)
CGDB Enrico Srl	San Donato Milanese	Other activities	Acquisition
CGDB Laerte Srl	San Donato Milanese	Other activities	Acquisition
D-Share SpA	Milan	Corporate and financial companies	Relevancy
Eni Albania BV	Amsterdam	Exploration & Production	Relevancy
Eni Gas Liquefaction BV	Amsterdam	Gas & Power	Constitution
Eni Global Energy Markets SpA (former Eni Energy Activities Srl)	Rome	Gas & Power	Relevancy
Eni New Energy US Inc	Dover	Other activities	Relevancy
Eni Trade & Biofuels SpA (former Eni Energia Srl)	Rome	Refining & Marketing	Relevancy
Evolvere Energia SpA	Milan	Gas & Power	Acquisition
Evolvere Smart Srl	Milan	Gas & Power	Acquisition
Evolvere SpA Società Benefit	Milan	Gas & Power	Acquisition
Evolvere Venture SpA	Milan	Gas & Power	Acquisition
Mizamtec Operating Company S. de RL de CV	Mexico City	Exploration & Production	Relevancy
Versalis Kimya Ticaret Limited Sirketi	Istanbul	Chemical	Relevancy
Versalis México S. de R.L. de CV	Mexico City	Chemical	Relevancy
Versalis Zeal Ltd	Takoradi	Chemical	Change in governance
Wind Park Laterza Srl	San Donato Milanese	Other activities	Acquisition

COMPANIES EXCLUDED (N. 2)
Eni CBM Ltd	London	Exploration & Production	Irrelevancy
Ieoc Exploration BV	Amsterdam	Exploration & Production	Irrelevancy

| Consolidated joint operations

COMPANIES EXCLUDED (N. 1)
Società Oleodotti Meridionali - SOM SpA	Rome	Refining & Marketing	Change in operations

Eni SpA

Headquarters

Piazzale Enrico Mattei, 1 - Rome - Italy

Capital Stock as of June 30, 2020: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Contacts

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